SHARE PURCHASE AGREEMENT

DECEMBER 6, 2024

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT is made as of December 6, 2024 (the "Agreement Date").

A M O N G:

The shareholders of the Target Entity listed on Exhibit A (collectively, the "Vendors" and each, a "Vendor")

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[redacted - personal information],
solely in his capacity as a representative of the Vendors

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ORGANIGRAM HOLDINGS INC. (the "Purchaser")

RECITALS

WHEREAS, Motif Labs Ltd. (the "Target Entity") carries on the business of licensed cannabinoid extraction, purification and formulation, the development, production and commercialization of cannabis products and the management of brands associated with such products (the "Business").

WHEREAS, the Vendors own the number and class of shares of the Target Entity set out in Exhibit A, being all of the outstanding shares of the Target Entity (the "Target Shares").

WHEREAS, the Vendors wish to sell and the Purchaser wishes to purchase the Target Shares, on the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and conditions hereinafter contained and for other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged by the Parties), each Party covenants and agrees with the other Parties as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

Where used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have these respective meanings:

(1) "2023 Financial Statements" means the Annual Financial Statements for the year ended September 30, 2023 as set out in Schedule 1.1(1).

(2) "Accounting Principles" means (a) the specific accounting methods, policies, practices and procedures described in Exhibit B, (b) to the extent not inconsistent with Exhibit B, the same accounting methods, policies, practices, procedures, classifications, judgments, interpretations, methodologies and estimation techniques (including in respect of management judgment) as actually applied in the preparation of the 2023 Financial Statements, and (c) to the extent not addressed by (a) or (b), GAAP as applicable as at the date of this Agreement. For the avoidance of doubt, clause (a) shall take precedence over clauses (b) and (c), and clause (b) shall take precedence over clause (c).

(3) "Accounts Payable" means all accounts payable of the Target Entity, including accrued expenses, accrued salaries and wages (including all accrued but unpaid bonuses of employees), but excluding all accounts payable owing to a Related Party and the Excise Duty Balance (Arrears).

(4) "Accounts Receivable" means all accounts receivable, trade accounts receivable, notes receivable, book debts and other debts due or accruing due to the Target Entity, and the full benefit of any related security, but excluding all accounts receivable from a Related Party and all accounts receivable that are overdue by more than 60 days from due the date for payment of the account as agreed upon by the Target Entity and the relevant counterparty (provided such extension was agreed to prior to September 19, 2024) or for which the Target Entity has the ability to set-off under Contract amounts actually owing by the Target Entity (but only insofar as the actual amount owing by the Target Entity), and excluding the accounts receivable set out in Schedule 5.2(33).

(5) "Adjustment Escrow Amount" means [redacted - amount].

(6) "Affiliate" means, with respect to any Person, any Person controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" means, with respect to any entity, the power to, directly or indirectly, direct or cause the direction of the management and policies of such entity, whether through the ownership of voting Equity Interests (or other ownership interest), by Contract or otherwise.

(7) "Agreement" means this share purchase agreement, as may be amended from time to time, and includes all Schedules and Exhibits hereto or thereto.

(8) "Agreement Date" has the meaning attributed to such term in the preamble.

(9) "Ancillary Agreements" means all Contracts, instruments, certificates or other documents to be executed and/or delivered by any of the Parties in connection with the Transactions.

(10) "Annual Financial Statements" means the audited annual financial statements of the Target Entity as at and for the financial year ended September 30, 2023, consisting of the balance sheet, statement of earnings, statement of income and statement of cash flow and all notes, schedules and exhibits thereto and the auditor's report thereon.

(11) "Applicable Law" means, in respect of any Person, property, transaction or event, any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, treaty, regulatory policy or guide having the force of law, restriction, by-law (zoning or otherwise) or Order, and that applies in whole or in part to such Person, property, transaction or event.

(12) "Approvals" means licences, qualifications, approvals, authorizations, consents, certificates, registrations, exemptions, variances, waivers, filings, grants, notifications, privileges, rights, rulings, permits, accreditations and Orders.

(13) "Appurtenances" means, with respect to any real property: (a) all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and (b) all rights of way, licences, rights of occupation, easements or other similar rights appurtenant to and for the benefit of that real property.

(14) "Arm's Length" has the meaning attributed to that term by the Tax Act.

(15) "Assets" means all undertakings, property, assets, rights and interests of the Target Entity, including the following: (a) all leasehold rights in the real property and Appurtenances leased by the Target Entity, including all Leased Real Property, and all rights and interests of the Target Entity in and to the Contracts in respect of such Leased Real Property and Appurtenances, including the Leases; (b) the Personal Property, including prepaid rents, security deposits and options to renew or purchase; (c) the Accounts Receivable; (d) all Inventories; (e) all rights and interests of the Target Entity under or pursuant to all warranties, representations and guarantees, express, implied or otherwise, of or made by contractors, suppliers or others in connection with the undertakings, property, assets, rights and interests of the Target Entity; (f) the rights and interests of the Target Entity in and to the Owned Intellectual Property and the Third Party Intellectual Property; (g) the IT Systems; (h) all rights and interests of the Target Entity in and to all Contracts to which it is party (including the Material Contracts); (i) all Permits held by the Target Entity; (j) the Books and Records; (k) all goodwill of the Target Entity, including the present telephone numbers, internet domain addresses and other communications numbers and addresses of the Target Entity; and (l) all proceeds of any or all of the foregoing received or receivable at any time.

(16) "Books and Records" means all books, records, files and papers of the Target Entity, including title documentation, Software documentation (including operator and user manuals, training materials, guides, listings, specifications and any revisions or additions to such documents), electronic data, financial and Tax working papers, financial and Tax books and records, business reports, business plans and projections, sales and advertising materials, sales and purchases records and correspondence, trade association files, research and development records, lists of present and former customers, personnel and employment records, employee data, minute and Equity Interest certificate books, all other documents and data (technical or otherwise) relating to the Target Entity, the Business or the Assets, and all copies and recordings of the foregoing.

(17) "Business" has the meaning attributed to such term in the recitals.

(18) "Business Day" means any day, except Saturdays and Sundays, statutory holidays or days on which commercial banks are authorized or required by Applicable Law to close except for non-automated business: (a) for purposes of Section 11.9, in the place specified in that Section; and (b) for all other purposes in this Agreement, in Toronto, Ontario.

(19) "Business Permits" has the meaning attributed to such term in Section 5.2(16).

(20) "cannabis" has the meaning given to such term in the Cannabis Act.

(21) "Cannabis Act" means the Cannabis Act S.C. 2018, c. 16 as may be amended from time to time.

(22) "Cannabis Laws" means, collectively: (i) the Cannabis Act and Cannabis Regulations; (ii) the Applicable Laws of each of the provinces and territories of Canada as well as, where applicable, other jurisdictions, in each case that are applicable to the Business, including, without limitation, the Cannabis Control Act, 2017 (Ontario), the Gaming, Liquor and Cannabis Act (Alberta) and the Cannabis Control (Saskatchewan) Act; and (iii) the respective regulations and rules made and forms prescribed under such Applicable Laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of Health Canada and any other applicable Governmental Authority in each such jurisdiction.

(23) "Cannabis Licences" means, collectively, all Permits other approvals that may be issued or granted pursuant to any Cannabis Laws which authorize the holder thereof (and/or any directors, officers, employees, contractors and/or agents of the holder thereof): (i) to cultivate, process and/or distribute cannabis; (ii) to advertise, market, promote, wholesale purchase, sell at the retail level, supply and/or distribute cannabis products; (iii) to establish, own and/or operate cannabis retail stores; and/or (iv) to engage in any activities that contribute to or are otherwise involved in any of the foregoing, including, but not limited to, activities involving cannabinoid extraction.

(24) "Cannabis Regulations" means the Cannabis Regulations SOR/2018-144 as may be amended from time to time.

(25) "Cash Consideration Amount" has the meaning attributed to such term in Section 2.2.

(26) "CASL" means an Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, SC 2010, c 2.

(27) "Change of Control" means: (i) the occurrence of a transaction or series of related transactions as a result of which the Purchaser sells, transfers or otherwise disposes of all or substantially all of its assets, (ii) the completion of a consolidation, merger, amalgamation, reorganization or arrangement of the Purchaser with or into any other Person or any other corporate reorganization or combination or transfer or exchange of voting securities of the Purchaser by its shareholders, or other transaction or series of related transactions, whether or not the Purchaser is a party thereto, whereby the voting shareholders of the Purchaser immediately prior to such transaction or series of related transactions receive less than 50.1% of the voting rights attaching to the outstanding voting securities of the Purchaser or other resulting or surviving entity immediately after such transaction or series of related transactions; or (iii) at any time a Person or Persons acting jointly or in concert directly or indirectly beneficially own(s) in the aggregate more than fifty percent (50%) of the outstanding voting securities of the Purchaser. For purposes of the definition of "Change of Control", the terms jointly or in concert, beneficial ownership and voting securities shall have the respective meanings given to those terms in Multilateral Instrument 62-104 -Takeover Bids and Issuer Bids.

(28) "Claim" means any act, omission or state of facts or any demand, action, investigation, inquiry, suit, proceeding, claim, assessment, judgment or settlement or compromise relating thereto which may give rise to a right of indemnification under this Agreement.

(29) "Closing" means the completion of the Transactions contemplated under this Agreement.

(30) "Closing Cash" means an amount equal to the sum of, without duplication, all cash and cash equivalents of the Target Entity (including, without limitation, petty cash, bank account balances, temporary investments, marketable securities, and guaranteed investment certificates (including, for certainty, the London Landlord GIC)), plus (i) the aggregate amount of deposits in transit (to the extent there has been a corresponding reduction to Current Assets), and minus (ii) the aggregate amount of outstanding cheques and wire payment transfers (to the extent there has been a corresponding decrease in Current Liabilities), in each case determined in accordance with the Accounting Principles as at the Effective Time, excluding, for certainty, any amount paid in accordance with Section 2.2(1)(e).

(31) "Closing Date" means the date of this Agreement.

(32) "Closing Indebtedness" means the amount of Indebtedness at the Effective Time.

(33) "Closing Net Working Capital" means Net Working Capital as of the Effective Time.

(34) "Closing Statements" has the meaning attributed to such term in Section 2.8(1).

(35) "Collateral Source" has the meaning attributed to such term in Section 7.18(1).

(36) "Compensation Correspondence" means an email from the Chief Executive officer of the Company to the Chief Executive Officer of the Purchaser on December 6, 2024.

(37) "Conditional Approval" means the conditional approval of the listing and posting for trading on the TSX of the Contingent Consideration Shares, subject only to the satisfaction by the Purchaser of customary requirements (including customary post-closing deliveries) of the TSX.

(38) "Confidential Information" means (i) the existence and the terms of this Agreement and the Transactions, and (ii) all confidential or proprietary information and know-how and any tangible embodiments thereof provided by or on behalf of one Party to the another Party or an Affiliate thereof under the Confidentiality Agreement, in connection with the discussions and negotiations pertaining to this Agreement or in the course of performing under this Agreement, which may include data, knowledge, practices, processes, ideas, research plans, formulation or manufacturing processes and techniques, scientific, manufacturing, marketing and business plans, all client, customer, employee, contractor and supplier information (including contact information) and financial and personnel matters relating to the disclosing Party or to its present or future products, sales, contractors, suppliers, customers, employees, investors or business; provided, that, information or know-how of a Party will not be deemed Confidential Information of such Party for purposes of this Agreement if such information or know-how: (a) was already known to the receiving Party, other than under an obligation of confidentiality or non-use, at the time of disclosure to such receiving Party, as can be shown by written records; (b) was generally available or known to Persons reasonably skilled in the field to which such information or know-how pertains, or was otherwise part of the public domain, at the time of its disclosure to such receiving Party; (c) became generally available or known to Persons reasonably skilled in the field to which such information or know-how pertains, or otherwise became part of the public domain, after its disclosure to such receiving Party through no fault of the receiving Party; (d) was disclosed to such receiving Party, other than under an obligation of confidentiality or non-use, by a Person who had no obligation to the disclosing Party not to disclose such information or know-how to others, as can be shown by written records; or (e) was independently discovered or developed by such receiving Party, as can be shown by its written records, without the use or benefit of, or reliance on, Confidential Information of the disclosing Party.

(39) "Confidentiality Agreement" means the confidentiality agreement between the Target Entity and the Purchaser dated as at June 7, 2024.

(40) "Consideration Share Amount" has the meaning ascribed thereto in Section 2.2.

(41) "Consideration Shares" means 17,233,950 Purchaser Shares.

(42) "Consistent Treatment" has the meaning ascribed thereto in Section 6.3(1).

(43) "Constating Documents" means, with respect to any Person, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum and articles of association, letters patent, supplementary letters patent, by-laws, partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trusts, pooling agreements and similar Contracts, arrangements and understandings applicable to the Person's Equity Interests, all as amended, supplemented, restated and replaced from time to time.

(44) "Contaminant" means any substance, material or good in any form or state, as defined or regulated by any Environmental Laws, including as a "contaminant", "pollutant", "hazardous", "toxic", "dangerous", having an "adverse effect" or any type of "waste", and includes petroleum hydrocarbons and fractions thereof, halogenated or chlorinated solvents, lead, asbestos and asbestos-containing materials, polychlorinated biphenyls and per- and polyfluoroalkyl substances.

(45) "Contingent Consideration Amount" has the meaning attributed to such term in Section 2.2(1)(a).

(46) "Contingent Consideration Notice" has the meaning attributed to such term in Section 3.1(2).

(47) "Contingent Consideration Period" has the meaning attributed to such term in Section 3.1(2).

(48) "Contingent Consideration Shares" has the meaning attributed to such term in Section 3.1(3).

(49) "Contingent Consideration Trigger" has the meaning attributed to such term in Section 3.1(1).

(50) "Contingent Consideration Trigger Price" means $3.22031, as adjusted pursuant to Section 3.2.

(51) "Contract" means any agreement, contract, indenture, lease, sublease, occupancy agreement, deed of trust, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, express or implied, and including all amendments, renewals, extensions and/or assignments thereto, other than a Permit.

(52) "Copyrights" means works of authorship, copyrights, whether registered or unregistered, and registrations and applications for registration thereof including moral rights therein and all neighbouring or related rights of any kind whatsoever and renewals, extensions and reversions thereof, and all other rights corresponding thereto throughout the world.

(53) "COVID-19 Relief" means any support payments, loans, benefits or other incentives being provided as a result of COVID-19 by any Governmental Authority or financial institution, including the 10% Temporary Wage Subsidy, Canada Emergency Wage Subsidy, Canada Emergency Rent Subsidy, Canada Recovery Hiring Program, Canada Emergency Business Account, interest-free loans, Work-Sharing Program, Loan Guarantee for Small and Medium-Sized Enterprises offered through Export Development Canada, EDC Business Credit Availability Program Guarantee offered through Export Development Canada, Co-Lending Program for Small and Medium-Sized Enterprises offered through the Business Development Bank of Canada, and Large Employer Emergency Financing Facility delivered by the Canada Development Investment Corporation.

(54) "Current Assets" means, in respect of the Target Entity, without duplication, the sum of all current assets, including Accounts Receivable, Inventories, prepaid expenses and deposits, and other current assets, in each case determined in accordance with the Accounting Principles and as at the Effective Time, excluding Closing Cash, any amount paid in accordance with Section 2.2(1)(e) and any items specifically required to be excluded from Current Assets, including receivables from any Related Party, in accordance with the Accounting Principles.

(55) "Current Liabilities" means, in respect of the Target Entity, without duplication, the sum of all current liabilities, including Accounts Payable, brand fees payable and current Excise Duties, issued but uncashed cheques, in each case determined in accordance with the Accounting Principles as at the Effective Time, excluding (a) all Indebtedness, (b) any payables to any Related Party, including the Shareholder Loans, (c) any Transaction Expenses and (d) any items specifically required to be excluded from Current Liabilities in accordance with the Accounting Principles.

(56) "Current Market Price" of the Purchaser Shares at any date means the price per Purchaser Share equal to the volume weighted average trading price of the Purchaser Shares on the TSX during the 20 consecutive trading days ending three Business Days before such date.

(57) "Data Room" means the electronic data room established and maintained by the Purchaser on behalf of the Vendors and hosted by Datasite Diligence in respect of the Transaction containing documents, questions and answers and information relating to, among other things, the Target Entity and the Business.

(58) "Direct Claim" means any Claim by an Indemnified Party against an Indemnifying Party (other than in respect of Indemnified Taxes) which does not result from a Third Party Claim.

(59) "Disabling Code" means any code which is intended or designed to have the effect of disabling or denying authorized access to any Hardware, Software or any data or files on or used in conjunction with any of the aforementioned, including any Malicious Code, clock, timer, counter, software lock, drop dead device, trojan horse routine, trap door, back door, date bomb or time bomb, and excluding legitimate access rights control mechanisms used to enforce software licences or other commercial agreements with end users of the subject Hardware or Software.

(60) "Discussion Period" has the meaning attributed to such term in Section 2.8(2).

(61) "Dispute Auditor" means a nationally recognized accounting firm to be agreed upon between the Purchaser and the Vendors' Representative.

(62) "Disputed Items" has the meaning attributed to such term in Section 2.8(2).

(63) "Domain Names" means Internet domain names and numbers.

(64) "Effective Time" means 11:59 p.m. on the date immediately prior to the Closing Date.

(65) "Electronic Delivery" has the meaning attributed to such term in Section 11.13.

(66) "Employee Plans" has the meaning attributed to such term in Section 5.2(39)(a).

(67) "Employment Laws" means any Applicable Law relating to employment standards, labour standards, human rights, occupational health and safety, pay equity or similar workplace matters enforceable against or imposed upon an employer.

(68) "Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, matter capable of registration against title, easement (whether or not registered against title) whatsoever which affects the right, title or interest in or to any asset, property or property interest.

(69) "Enforceability Exceptions" has the meaning attributed to such term in Section 5.1(4).

(70) "Environmental Laws" means any Applicable Law relating to: (a) the protection of the environment, health and safety or any natural resource; (b) the presence, release, discharge, handling, management, importation, exportation, transportation, storage, remediation or disposal of Contaminants; (c) climate change and greenhouse gas emissions; or (d) the protection of endangered species or their habitat.

(71) "Environmental Permits" means any Permits issued by any Governmental Authority pursuant to Environmental Laws.

(72) "Equity Interests" means, with respect to any Person, any and all securities, including options, warrants, units, trust units, partnership or other interests, participations or other equivalent rights in that Person's equity or capital, however designated and whether voting or non-voting.

(73) "Escrow Agent" means [redacted - name of third party].

(74) "Escrow Agreement" means the escrow agreement to be entered at the Closing by the Purchaser, the Vendors, the Vendors' Representative and the Escrow Agent.

(75) "Escrow Shares" means [redacted - amount] Purchaser Shares.

(76) "Estimated Closing Cash" has the meaning attributed to such term in Section 2.6(1)(c).

(77) "Estimated Closing Indebtedness" has the meaning attributed to such term in Section 2.6(1)(a).

(78) "Estimated Net Working Capital" has the meaning attributed to such term in Section 2.6(1)(d).

(79) "Estimated Purchase Price" has the meaning attributed to such term in Section 2.6(1).

(80) "Estimated Statement" has the meaning attributed to such term in Section 2.6(1).

(81) "Estimated Transaction Expenses" has the meaning attributed to such term in Section 2.6(1)(b).

(82) "ETA" means the Excise Tax Act (Canada) and the regulations made thereunder.

(83) "Exchanged Shares" has the meaning attributed to such term in Section 2.13.

(84) "Excise Duties" means duties payable under the Excise Act, 2001.

(85) "Excise Duty Balance (Arrears)" means the aggregate amount of the Target Entity's unpaid Excise Duties owed and in arrears as of the Time of Closing.

(86) "Exercise Time" means 6:30 a.m. on the Closing Date or such other time on the Closing Date agreed between the Vendors' Representative and Purchaser, provided that the Exercise Time shall precede the Time of Closing by at least 30 minutes.

(87) "Final Loss" has the meaning attributed to such term in Section 7.10(3).

(88) "Financial Statements" means, collectively: (i)  the Annual Financial Statements; and (ii) the Subsequent Financial Statements.

(89) "Formal Intellectual Property" has the meaning attributed to such term in Section 5.2(20)(a).

(90) "GAAP" means the accounting principles generally accepted in Canada for private enterprises as defined in the CPA Canadian Handbook - Accounting Part II, as applicable from time to time.

(91) "Governmental Authority" means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal, or other political jurisdiction, and any agency, authority, instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi-governmental or other entity, body, organization or agency, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government, or any entity, body, organization or agency that administers, oversees or is involved with the accreditation of businesses in the industries in which the Business operates.

(92) "GST/HST" means all Taxes payable under Part IX of the ETA (including where applicable both the federal and provincial portion of those Taxes) or under any provincial legislation imposing a similar value added or multi-staged tax.

(93) "Hardware" means mainframes, personal computers, devices, appliances, servers, encryption equipment, data storage equipment, network equipment, routers, firewalls, semi-conductor chips, embedded Software, communication lines and other equipment.

(94) "IFRS" means International Financial Reporting Standards as incorporated in the Chartered Professional Accountants of Canada Handbook, at the relevant time applied on a consistent basis.

(95) "Indebtedness" means:

(a) all indebtedness for borrowed money (including Shareholder Loans);

(b) obligations evidenced by notes, bonds, debentures or similar instruments;

(c) all Excise Duty Balance (Arrears);

(d) obligations for the deferred purchase price of property purchased by the Target Entity (including any "earn-out" or similar payments, but excluding any Accounts Payable that are Current Liabilities);

(e) indebtedness of the Target Entity created or arising under any conditional sale or other title retention Contract;

(f) obligations of the Target Entity under any letter of credit or similar instrument if and to the extent drawn upon by the beneficiary of such instrument;

(g) obligations with respect to interest rate, commodity, currency or financial markets swaps, collars, caps, options, futures or other hedging obligations;

(h) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by the Target Entity, whether or not the indebtedness secured thereby has been assumed;

(i) all obligations of the Target Entity that are capital lease obligations, as determined in accordance with GAAP;

(j) premiums, penalties, fees, expenses, indemnities, breakage costs or bonuses payable in respect of any of the items (a) to (i) of this definition as a result of such items being repaid on Closing or solely as a result of Closing; and

(k) Pre-Closing Taxes;

in each case as determined in accordance with the Accounting Principles, but excluding, for certainty, obligations with respect to leases classified as "operating leases" in the Financial Statements, items reflected in the Net Working Capital and any Transaction Expenses or Excise Duties incurred or payable by the Target Entity that are not Excise Duty Balance (Arrears).

(96) "Indemnification Notice" means written notice by an Indemnified Party to the applicable Indemnifying Party of a Third Party Claim or Direct Claim, as the case may be.

(97) "Indemnified Party" means any Person entitled to indemnification under this Agreement.

(98) "Indemnified Party's Representative" means: (a) in respect of the Purchaser's Indemnified Parties, the Purchaser; and (b) in respect of the Vendors' Indemnified Parties, the Vendors' Representative.

(99) "Indemnified Taxes" has the meaning attributed to such term in Section 7.8(1).

(100) "Indemnifying Party" means any Party obligated to provide indemnification under this Agreement.

(101) "Indemnifying Party's Representative" means: (a) in respect of the Purchaser, the Purchaser; and (b) in respect of the Vendors and the Vendors' Representative, the Vendors' Representative.

(102) "Indemnity Escrow Amount" means [redacted - amount].

(103) "Indemnity Escrow Fund" means, at any time, the aggregate funds and other assets then held in the escrow account established by the Escrow Agent, in accordance with the Escrow Agreement, in respect of the Indemnity Escrow Amount.

(104) "Indemnity Threshold" has the meaning attributed to such term in Section 7.5(1).

(105) "Independent Contractor" means any individual, personal services company of an individual or individual consultant who supplies services to, or is engaged by, the Target Entity and who is not an employee of the Target Entity.

(106) "Industrial Designs" means industrial designs and design patents and all applications and registrations therefor, and all other rights corresponding thereto throughout the world.

(107) "Initial Loss" has the meaning attributed to such term in Section 7.10(3).

(108) "Insurance Policies" has the meaning attributed to such term in Section 5.2(22).

(109) "Insurer" means [redacted - third party name] and [redacted - third party name].

(110) "Intellectual Property" means all worldwide (a) Patents; (b) Trade Secrets; (c) integrated circuit topographies and mask works; (d) Copyrights; (e) Trademarks; (f) Domain Names; (g) registered and unregistered designs; (h) Industrial Designs; (i) derivatives, developments, improvements, modifications, enhancements, revisions and releases relating to or based on any of the foregoing; (j) any other intellectual property rights of any nature whatsoever anywhere in the world; and (k) claims and causes of action arising out of or related to infringement or misappropriation or violation of any of the foregoing.

(111) "Inventories" means inventories, including all finished goods, works-in-progress, raw materials, spare parts, replacement parts, and all other materials and supplies to be used or consumed by the Target Entity in the production of finished goods.

(112) "IT Systems" means all Hardware, peripheral equipment, Software and firmware, processed data, technology infrastructure and other computer systems and services that are used by or accessible to the Target Entity to receive, retrieve, store, process, analyze or transmit data to carry on the Business or to carry on its day-to-day operations and affairs.

(113) "Key Employees" means the individuals set out in Schedule 1.1(113).

(114) "Key Employees' Employment Agreements" means the employment agreements to be entered at the Closing by the Target Entity and each of the Key Employees.

(115) "Key Regulatory Approvals" means (i) [redacted - third party name / commercially sensitive information], and (ii) [redacted - third party name / commercially sensitive information].

(116) "Leased Real Property" has the meaning attributed to such term in Section 5.2(18)(a).

(117) "Leases" has the meaning attributed to such term in Section 5.2(18)(a).

(118) "London Landlord GIC" means the guaranteed investment certificate in the principal amount of [redacted - amount] that is security for the obligations of the Target Entity in respect of the letters of credit delivered to the landlord under the London Lease.

(119) "London Lease" means Lease Agreement dated May 31, 2023 between [redacted - third party name], as landlord, and the Target Entity, as tenant, in respect of the premises municipally known as 960 Green Valley Road, London, Ontario.

(120) "Losses" means any and all loss (including loss of value), liability, obligation, damage, cost, expense, charge, fine, fee, Tax, penalty or assessment, suffered, incurred, sustained or required to be paid by an Indemnified Party (including lawyers', experts' and consultants' fees and expenses), resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, investigation, inquiry, arbitration award, grievance, demand, assessment, judgment, settlement or compromise relating thereto.

(121) "Malicious Code" means any malicious code, malware, spyware, adware, mobile code or virus, trojan horse routine, worm, program, application or sub-program the intended purpose of which is to damage or corrupt data or otherwise interfere with the normal operation of the Software containing the code, program or sub-program.

(122) "Material Contracts" means each Contract required to be set out in Schedule 5.2(23).

(123) "Material Customer" has the meaning attributed to such term in Section 5.2(41).

(124) "Material Supplier" has the meaning attributed to such term in Section 5.2(41).

(125) "Nasdaq" means the Nasdaq Global Select Market.

(126) "Net Working Capital" means an amount, which can be positive or negative, equal to the difference between Current Assets and Current Liabilities, in each case determined in accordance with the Accounting Principles; provided, however, that in no event shall any items taken into account for the purposes of the calculation of Indebtedness, Transaction Expenses or otherwise resulting in another adjustment of the Purchase Price also be taken into account for the purposes of calculating Net Working Capital.

(127) "NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

(128) "notice" has the meaning attributed to such term in Section 11.9.

(129) "Objection Notice" has the meaning attributed to such term in Section 2.8(2).

(130) "Option Loan" has the meaning attributed to such term in Section 2.4(2).

(131) "Option Plan" means that certain Incentive Stock Option Plan of the Target Entity.

(132) "Optionholder" means a Person who holds Options.

(133) "Options" means all outstanding options to purchase Target Shares or other Equity Interests in the share capital of the Target Entity, whether or not vested.

(134) "Order" means any order, directive, judgment, decree, award, or writ of any Governmental Authority.

(135) "Ordinary Course" means, with respect to an action taken by a Person, that the action is taken in the normal day-to-day operations of the Person, and is consistent with the past practices of the Person.

(136) "Original Issue Price" means $2.3210.

(137) "Owned Intellectual Property" means Intellectual Property and Technology that is owned by the Target Entity, and excludes Third Party Intellectual Property.

(138) "Parties" means collectively, the Purchaser, the Vendors and the Vendors' Representative, and "Party" means any of them.

(139) "Patent" means patents and patent applications, provisionals, reissuances, divisions, revisions, supplementary protection certificates, continuations, continuations in part, extensions, renewals, substitutions and re-examinations, and all patents issuing on the foregoing and all equivalent or similar registered rights anywhere in the world in inventions.

(140) "Paying Agent" means [redacted - name of third party], in its capacity as paying agent under the Paying Agent Agreement.

(141) "Paying Agent Agreement" means the paying agent agreement to be entered at the Closing by the Purchaser, the Vendors, the Vendors' Representative and the Paying Agent.

(142) "Payoff Creditors" means the creditors holding the Indebtedness of the Target Entity specifically listed in Schedule 1.1(140).

(143) "Payout Letters" means the letters from the Payoff Creditors to the Target Entity and the Purchaser setting out the amount of Indebtedness owed by the Target Entity to such Payoff Creditor as of the Time of Closing and conditionally releasing and discharging, upon receipt of payment in accordance with such Payout Letter, all Encumbrances held by such Payoff Creditor affecting any of the Assets or any of the Target Shares (as applicable).

(144) "Payment Direction" means the payment direction to be delivered by the Vendors' Representative to the Purchaser.

(145) "Permits" means Approvals obtained from, issued by or required by a Governmental Authority and includes, for greater certainty, the Cannabis Licences.

(146) "Permitted Encumbrances" means: (a) servitudes, easements, restrictions, rights-of-way and other similar rights in real property or any interest therein, provided that those servitudes, easements, restrictions, rights-of-way and other similar rights do not materially adversely affect: (i) the operation of the Business or the continued use of the Real Property to which they relate after the Closing on substantially the same basis as the Business is currently being operated and such Real Property is currently being used; or (ii) the marketability of such Real Property; (b) security given in the Ordinary Course of the Business to any public utility or Governmental Authority in connection with the operations of the Business, other than Encumbrances for borrowed money; (c) liens for Taxes, assessments and governmental charges that are not yet past due or that are being contested in good faith and diligently by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) mechanics', materialmen's, carriers', workers', repairers', construction contractors', landlords' and similar liens arising or incurred in the Ordinary Course that are not yet past due or the amount or validity of which is being contested in good faith and diligently by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (e) property, servitudes, easements, restrictions, rights-of way, zoning regulations and other similar non-monetary rights or restrictions or any interest therein, provided the same are not of such nature as to, in the aggregate, materially adversely affect the operation of the Business or the continued use of the Real Property to which they relate after the Closing on substantially the same basis as the Business is currently being operated and such Real Property is currently being used, (f) in respect of real property, the reservations in any original grants from the Crown of any real property or interest therein; (g) inchoate liens claimed or held by any Governmental Authority or a public utility in respect of the payment of Taxes or utilities not yet due and payable; (h) the Encumbrances that are registered in favour of the Payoff Creditors, as set out in Schedule 1.1(140), which will be extinguished and released in full as of the Closing; (i) non-exclusive licences of Intellectual Property granted in the Ordinary Course, (j) the Encumbrances described in Schedule 1.1(146), (k) purchase-money security interest (as defined in the Personal Property Security Act (Ontario) granted in the Ordinary Course.

(147) "Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a joint venture, a trust, an association, a syndicate, an unincorporated organization, a Governmental Authority, an executor or administrator or other legal or personal representative, or any other juridical entity.

(148) "Personal Information" means any information about an identifiable person that was collected, used or disclosed and is being stored by or is otherwise under the direction or control of the Target Entity.

(149) "Personal Property" means all machinery, equipment, furniture, motor vehicles and other personal property owned or leased by the Target Entity (including those in possession of third parties).

(150) "Post-Closing Tax Period" means any Tax period beginning on or after the Closing Date.

(151) "Pre-Closing Tax Period" means any Tax period that is not a Post-Closing Tax Period and with respect to a Straddle Period, the portion of such Tax period ending on the day prior to Closing Date determined in accordance with Section 6.3(6).

(152) "Pre-Closing Taxes" means, in respect of the Target Entity, without duplication, (i) all Taxes of the Target Entity in respect of any Pre-Closing Tax Period; (ii) any disallowed credits, refunds, rebates, prepayments, overpayments and similar adjustments of Taxes related to a Pre-Closing Tax Period (whether or not accrued); (iii) any and all withholding, remittance and reporting liabilities or obligations of the Target Entity in respect of Taxes attributable to any payments (including for greater certainty those arising in respect of Options or Warrants) that are contingent upon or payable pursuant to this Agreement (including any Transaction Expenses), but excluding all deferred tax liabilities and deferred tax assets;

(153) "Privacy Law" means any Applicable Law that regulates the collection use, disclosure, processing, retention and/or storage of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia), the Personal Information Protection Act (Alberta), the Act respecting the protection of personal information in the private sector (Québec) as amended by An Act to modernize legislative provisions as regards the protection of personal information, CASL, and any legislation of any legislature of any province or territory of Canada and any regulations made thereunder in force of like or similar effect.

(154) "Privacy Requirements" means all of the obligations, restrictions and prohibitions of or applicable to the Target Entity in connection with the Personal Information, regardless of the authority under which they are imposed, including resolutions of the board of the directors of the Target Entity, policies, agreements and any and all Privacy Law to which the Target Entity is subject or by which the Target Entity is bound.

(155) "Pro Rata Share" means the percentage set forth beside each Vendor's name in Exhibit A.

(156) "Proceeding" means: (a) any suit, action, dispute, investigation, claim, arbitration, Order, summons, citation, charge, demand or prosecution, whether legal or administrative; (b) any other proceeding; or (c) any appeal or application for review; in each case at law or in equity or before or by any Governmental Authority.

(157) "Prohibited Entities" means a Person engaged in the cultivation, production, distribution, sale or possession of cannabis in the United States or any other jurisdiction where it is not federally legal.

(158) "Purchase Price" has the meaning attributed to such term in Section 2.2.

(159) "Purchaser" has the meaning attributed to such term in the preamble.

(160) "Purchaser Advance" has the meaning attributed to such term in Section 2.3.

(161) "Purchaser Annual Financial Statements" means the audited annual consolidated financial statements of the Purchaser for the thirteen months ended September 30, 2023 and the year ended August 31, 2022, including the notes thereto and the auditor's report thereon.

(162) "Purchaser Board" means the board of directors of the Purchaser.

(163) "Purchaser Financial Statements" means, collectively: (i) the Purchaser Annual Financial Statements; and (ii) the Purchaser Interim Financial Statements.

(164) "Purchaser's Fundamental Representations" has the meaning attributed to such term in Section 7.2(a).

(165) "Purchaser's Indemnified Parties" means the Purchaser and its Affiliates and Representatives and, as of and following the Closing, the Purchaser, the Target Entity and their respective Affiliates and Representatives.

(166) "Purchaser Interim Financial Statements" means the unaudited condensed consolidated interim financial statements of the Purchaser as for the three and nine months ended June 30, 2024 and May 31, 2023, including the notes thereto.

(167) "Purchaser Material Adverse Effect" means, with respect to any event, matter or circumstance, any change or effect that, individually or when taken together with all other changes or effects that have occurred during any relevant period of time before the determination of the occurrence of that change or effect, that is, or could reasonably be likely to be, materially adverse to the business, operations, liabilities, capital, condition (financial or otherwise) or results of operation, of the Purchaser. Notwithstanding the foregoing, "Purchaser Material Adverse Effect" shall not include any event, matter or circumstance, any change or effect arising out of or attributable to: (i) general economic or political conditions; (ii) changes adversely affecting the industry in which the Purchaser operates (but, for certainty, excluding any change to Applicable Laws described in item (iv)); (iii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (iv) any changes in Applicable Laws after the date of this Agreement or the enforcement, implementation or interpretation thereof; (v) any natural or man-made disaster or acts of God; (vi) any epidemic, pandemic or outbreak of disease; provided, however, that any event, matter or circumstance, any change or effect referred to in paragraphs (i) and (ii) shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred or could be reasonably expected to occur to the extent that any such event, matter or circumstance, any change or effect has a disproportionate impact on the Purchaser, taken as a whole, relative to other companies operating in the same or a similar industry in which the Purchaser operates.

(168) "Purchaser Public Disclosure Record" means all documents filed or furnished by or on behalf of the Purchaser on SEDAR+ or EDGAR since November 4, 2023 and that are publicly available on the date of this Agreement.

(169) "Purchaser Returns" has the meaning attributed to such term in Section 6.3(1).

(170) "Purchaser Shares" means the common shares in the capital of the Purchaser.

(171) "Qualified Optionholder" means each Optionholder who, upon exercise of his or her Options and the sale of the underlying Target Shares pursuant to this Agreement, would be entitled to receive proceeds in excess of the aggregate amount of the exercise price payable by such Optionholder to exercise all Options held by him or her.

(172) "Qualified Warrantholder" means each Warrantholder who, upon exercise of his or her Warrants and the sale of the underlying Target Shares pursuant to this Agreement, would be entitled to receive proceeds in excess of the aggregate amount of the exercise price payable by such Warrantholder to exercise all Warrants held by him or her.

(173) "R&W Policy" means the representation and warranty insurance obtained by the Purchaser prior to the Closing Date, solely for the benefit of the Purchaser, on terms acceptable to the Purchaser, acting reasonably.

(174) "Real Property" means all real property and/or Appurtenances that the Target Entity (or any predecessor thereof) has ever at any time owned, occupied, leased, managed or controlled, in whole or in part.

(175) "Related Party" means, with respect to the Target Entity: (i) any of the Vendors, (ii) any Affiliate of the Target Entity, (iii) any officer, director, employee, of the Target Entity or any of the Vendors, (iv) any holder of Equity Interests of the Target Entity, and/or (v) any Person not dealing at Arm's Length with the Target Entity.

(176) "Related Party Contract" means any Contract between the Target Entity and any Related Party.

(177) "Relevant Vendor" means a Vendor whose Target Shares consist solely of Class C common shares of the Target Entity that were acquired by such Vendor pursuant to an exercise of Options under the Option Plan on or prior to the Closing Date.

(178) "Remaining Disputed Items" has the meaning attributed to such term in Section 2.8(2).

(179) "Remaining Shares" has the meaning attributed to such term in Section 2.13.

(180) "Representatives" means, with respect to any Person, its respective directors, officers, employees, consultants, contractors, agents, advisors, legal counsel and other representatives.

(181) "Required Approvals" has the meaning attributed to such term in Section 5.2(17).

(182) "Restrictive Covenant Agreements" means the restrictive covenant agreements to be entered at the Closing by the Purchaser, the Vendors set out in Schedule 1.1(182), and the Target Entity.

(183) "Retention Amount" means, at any given time, the then-applicable amount of the self-retention or deducible under the R&W Policy.

(184) "Review Period" has the meaning attributed to such term in Section 2.8(2).

(185) "Rights Offering" has the meaning attributed to such term in Section 3.2(2).

(186) "Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

(187) "Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial securities laws, rules, regulations and policies.

(188) "Security Incident" means (a) the loss or misuse of Personal Information or third party confidential information, (b) the accidental, unauthorized and/or unlawful access or handling of Personal Information or third party confidential information, or (c) any other act or omission that compromises the security, confidentiality and/or integrity of Personal Information or third party confidential information.

(189) "Security Risk Assessment" has the meaning attributed to such term in Section 5.2(35)(l).

(190) "Severance Agreement" means the severance agreement attached to the Compensation Correspondence.

(191) "Shareholder Loans" means any outstanding monetary obligations owing by the Target Entity to any of the Vendors or any of their Affiliates as of the Time of Closing.

(192) "Shareholders' Agreement" means the Amended and Restated Unanimous Shareholders Agreement of the Target Entity dated as of May 15, 2019, as amended.

(193) "Software" means software, firmware and other software embedded in Hardware, software code, applications, routines, subroutines, interfaces, APIs, algorithms, computer programs, code, instructions, scripts, macros, tools, document display definitions, object libraries or software tools, or other instructions or set of machine instructions for the operation of Hardware or software, and all versions, updates, upgrades, releases, corrections, enhancements, replacements, patches, bug fixes and modifications thereof, whether operational, under development or inactive, and whether in source code or object code, regardless of the language in which they are expressed, including embedded program and human interfaces, SQL and other query languages, hypertext mark-up language and other computer mark-up languages, and all documentation, manuals, specifications or instructions related to any of the foregoing.

(194) "Special Distribution" has the meaning attributed to such term in Section 3.2(3).

(195) "Special Indemnity Matters" means the indemnities described in Sections 7.3(1)(b), 7.3(2)(b), 7.3(2)(c), 7.3(2)(e) and 7.3(2)(f), other than in respect of Vendor-Specific Fundamental Representations and Vendors' Target Entity Representations.

(196) "Statutory Plans" means benefit plans that the Target Entity is required by any Applicable Law to participate in or contribute to in respect of a current or former employee, director, or officer of the Target Entity or any beneficiary or dependent thereof, including the Canada Pension Plan, the Québec Pension Plan and plans administered pursuant to Applicable Laws.

(197) "Straddle Period" means any Tax period that begins before the Closing Date and ends after the Closing Date.

(198) "Subsequent Financial Statements" means the monthly unaudited internally-prepared trial balances of the Target Entity for the twelve (12) month period ended September 30, 2024, consisting of a balance sheet and income statement as set out in Schedule 1.1(198).

(199) "Target Entity" has the meaning attributed to such term in the recitals.

(200) "Target Net Working Capital" means the amount of [redacted - amount].

(201) "Target Released Claims" has the meaning attributed to such term in Section 8.1(1).

(202) "Target Releasees" has the meaning attributed to such term in Section 8.1(1).

(203) "Target Material Adverse Effect" means, with respect to any event, matter or circumstance, any change or effect that, individually or when taken together with all other changes or effects that have occurred during any relevant period of time before the determination of the occurrence of that change or effect, that is, or could reasonably be likely to be, materially adverse to the business, operations, liabilities, capital, condition (financial or otherwise) or results of operation, of the Target Entity. Notwithstanding the foregoing, "Target Material Adverse Effect" shall not include any event, matter or circumstance, any change or effect arising out of or attributable to: (i) general economic or political conditions; (ii) changes adversely affecting the industry in which the Business operates (but, for certainty, excluding any change to Applicable Laws described in item (iv)); (iii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (iv) any changes in Applicable Laws after the date of this Agreement or the enforcement, implementation or interpretation thereof; (v) any natural or man-made disaster or acts of God; (vi) any epidemic, pandemic or outbreak of disease; provided, however, that any event, matter or circumstance, any change or effect referred to in paragraphs (i) and (ii) shall be taken into account in determining whether a Target Material Adverse Effect has occurred or could be reasonably expected to occur to the extent that any such event, matter or circumstance, any change or effect has a disproportionate impact on the Target Entity, taken as a whole, relative to other companies operating in the same or a similar industry in which the Target Entity operates.

(204) "Target Shares" has the meaning attributed to such term in the recitals.

(205) "Tax Act" or any reference to a specific provision thereof means the Income Tax Act (Canada) and legislation of any legislature of any province or territory of Canada, and includes any regulations made thereunder in force of like or similar effect, each as amended from time to time.

(206) "Tax Contest" has the meaning attributed to such term in Section 7.8(2).

(207) "Tax Notice" has the meaning attributed to such term in Section 7.8(1).

(208) "Tax Representations" has the meaning attributed to such term in Section 7.1(b).

(209) "Tax Returns" means all returns, declarations, designations, forms, schedules, reports, elections, notices, filings, statements (including withholding tax returns and reports, and information tax returns and reports) and other documents of every nature whatsoever filed or required to be filed with any Governmental Authority with respect to any Taxes, whether in tangible or electronic form, together with all amendments and supplements thereto.

(210) "Taxes" means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, tax indemnity obligations, additions to tax or other additional amounts or other liabilities imposed in respect thereof (including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall profits, capital, transfer, land transfer, gains, capital stock, severance, ad valorem, production, gift, wealth, environment, net worth, utility, sales, goods and services, harmonized sales, use, consumption valued-added, excise, stamp, carbon, withholding, premium, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, surtaxes, customs duties and import and export taxes, development, occupancy, social services, licence, franchise and registration fees and employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions), and including further any obligation to pay or repay COVID-19 Relief paid or credited by or on behalf of a Governmental Authority under Applicable Laws relating to any of the foregoing taxes, premiums or duties, and whether disputed or not, together with any and all instalments, interest, penalties, additions to tax and additional amounts imposed with respect thereto, and any liability for the payment of any of the foregoing amounts as a result of any obligation to indemnify any other person, by Contract or as a result of being a transferee or successor in interest to any party, and "Tax" has a corresponding meaning.

(211) "Technology" means (a) technology, proprietary information and materials; (b) technical, business, financial and other information, know-how, data, databases, data compilations and data collections and Software; (c) plans, drawings, schematics, sketches, graphs, product specifications, machine settings; (d) developments, inventions and ideas, invention disclosures and discoveries, whether or not patentable or reduced to practice, including processes, methods of manufacture, process engineering, techniques, methods, formulae, designs; (e) current and anticipated customer requirements, price lists, client and customer and prospect lists, purchasing histories, files and contact information; (f) projections and budgets, analyses, and market studies, business plans, strategic plans and marketing and advertising plans; and (g) product designs, reference designs and product specifications and documentation; in each of the foregoing cases whether written or oral provided, and including all rights therein and thereto.

(212) "Third Party Claim" means any Claim asserted against an Indemnified Party by any Person who is not a Party or an Affiliate of a Party.

(213) "Third Party Intellectual Property" means Intellectual Property and Technology that is owned by a Person other than the Target Entity and is used by or licensed to the Target Entity.

(214) "Time of Closing" means 7:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the Vendors' Representative and Purchaser may agree.

(215) "Trade Secrets" means information, including any Technology, that (a) derives independent economic value, actual or potential, from not being generally known to or readily ascertainable through appropriate means by other Persons who might obtain economic value from its disclosure or use; (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; and (c) is confidential.

(216) "Trademarks" means trademarks, service marks, brand names, trade dress, distinguishing guises, logos, corporate names, business names, trade names, product names and other source or business identifiers, social media identifiers (including account names, user names, nicknames and display names), slogans and other indicia of source or origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations and applications for registration thereof, regardless of the jurisdiction in which they are registered, applied for or used and any renewals or extensions of any of the foregoing.

(217) "Transaction Bonuses" means the bonuses declared and made payable immediately before the Effective Time to the individuals and in the amounts identified in the Compensation Correspondence, in connection with the consummation of the Transactions.

(218) "Transaction Expenses" means, without duplication determined in accordance with the Accounting Principles, the following expenses in respect of the Target Entity that remain outstanding and are to be paid at the Closing: (a) all out of pocket expenses of the Target Entity incurred or payable by the Target Entity solely in connection with the preparation, negotiation, execution or consummation of this Agreement, the Transactions and the process conducted in respect thereof, including all fees and disbursements of legal advisors, investment bankers, brokers, accountants and other advisors and service providers; (b) the payments, bonuses (including the Transaction Bonuses) or severance, including payments relating to the termination of any Employee Plan, becoming due or otherwise required to be made by the Target Entity to any director, officer or employee of the Target Entity, or former director, officer or employee of the Target Entity, pursuant to any change of control agreement or success fee agreement with any such Person or any written or oral agreement, arrangement or understanding providing for an existing retention, severance or termination compensation or benefits to any such Person solely as a result of or in connection with the Closing or as a result of any change of control, excluding for certainty, any severance or termination compensation arising as a result of the termination of any officer, director or employee after Closing; (c) one half of the Escrow Agent's fees; (d) one half of all premiums, underwriting fees and related fees in respect of the R&W Policy; and (e)  the portion of any Taxes, if any, that are required to be paid by the Target Entity with respect to the amounts payable pursuant to clause (b) above, but excluding (i) any Vendors' Transaction Expenses, and (ii) any amounts included in the calculation of Net Working Capital or Indebtedness and transfer Taxes.

(219) "Transaction Expenses Invoice" means an invoice or similar documentary proof with full payment details from a Person who is owed Transaction Expenses.

(220) "Transaction Tax Deductions" means the aggregate amount of any deductions for income tax purposes resulting from the declaration or payment of a transaction bonus prior to the Closing Date by the Target Entity in connection with the transaction contemplated by this Agreement.

(221) "Transactions" means the purchase and sale of the Target Shares and all other transactions contemplated by this Agreement.

(222) "Transferred Personal Information" means the Personal Information to be disclosed or conveyed to the Purchaser by or on behalf of the Target Entity in relation to, as a result of or in connection with the Transactions contemplated by this Agreement, and includes all such Personal Information disclosed or conveyed to the Purchaser prior to the execution of this Agreement.

(223) "TSX" means the Toronto Stock Exchange.

(224) "United States" or "U.S." means, as the context requires, the United States of America, its territories and possessions, any state of the United States, and/or the District of Columbia.

(225) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(226) "U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended.

(227) "U.S. Person" means a "U.S. person" as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

(228) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(229) "U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

(230) "Vendor Specific Fundamental Representations" has the meaning attributed to such term in Section 7.1(a).

(231) "Vendors" and "Vendor" have the meanings attributed to such terms in the preamble.

(232) "Vendors' Indemnified Parties" means the Vendors and their respective Affiliates and Representatives.

(233) "Vendor Released Claims" has the meaning attributed to such term in Section 8.2(1).

(234) "Vendor Releasees" has the meaning attributed to such term in Section 8.2(1).

(235) "Vendors' Representative" means [redacted - personal information].

(236) "Vendors' Target Entity Fundamental Representations" has the meaning attributed to such term in Section 7.1(a).

(237) "Vendors' Transaction Expenses" means the fees, costs and expenses (including fees, costs and expenses of legal advisers, accountants, bankers, commission agents, service providers and other professional advisors) incurred or otherwise payable by or on behalf of the Vendors in connection with the preparation, documentation, negotiation or execution and consummation of this Agreement.

(238) "Warrant Loan" has the meaning attributed to such term in Section 2.5(2).

(239) "Warrantholder" means a Person who holds Warrants.

(240) "Warrants" means all outstanding warrants to purchase Target Shares or other Equity Interests in the share capital of the Target Entity.

(241) "Working Capital Deficit" means the amount, if any, by which Target Net Working Capital exceeds Closing Net Working Capital.

(242) "Working Capital Excess" means the amount, if any, by which Closing Net Working Capital exceeds Target Net Working Capital.

1.2 Construction; Independent Legal Advice.

This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party does not apply to the construction or interpretation of this Agreement. Each of the Parties hereby represents and warrants to the other Parties that it has had the opportunity to seek, and was not prevented or discouraged from seeking, independent legal advice prior to the execution and delivery of this Agreement and each of the Ancillary Agreements to be executed and/or delivered by it, and in the event that any Party did not avail itself of that opportunity prior to executing and delivering this Agreement or any of the Ancillary Agreements to be executed and/or delivered by it, such Party did so voluntarily without any undue pressure and agrees that its failure to obtain independent legal advice shall not be used as a defence to the enforcement of such Party's obligations under this Agreement or any of the Ancillary Agreements to be executed and/or delivered by it.

1.3 Certain Rules of Interpretation.

In this Agreement, unless specified otherwise or the context otherwise requires: (a) the division into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement; (b) the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement and not to any particular portion of this Agreement; (c) references to any Article, Section, Exhibit or Schedule are references to the Article or Section of, or Exhibit or Schedule to, this Agreement; (d) any capitalized terms used in any Schedule or Exhibit attached to this Agreement but not otherwise defined in such Schedule or Exhibit, shall have the meaning as defined in this Agreement (e) "including" or "includes" means "including (or includes) but not limited to" and is not to be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it; (f) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of"; (g) references to any Contract is deemed to include all present amendments, supplements, restatements and replacements to such Contract; (h) references to any legislation, statutory instrument or regulation or a section thereof are references to the legislation, statutory instrument, regulation or section as amended, re-enacted, consolidated or replaced from time to time; (i) words in the singular include the plural and vice-versa and words in one gender include all genders; (j) references to any Person include the successors and permitted assigns of that Person; (k) each obligation or agreement of a Party expressed in this Agreement, even though not expressed as a covenant, is considered to be a covenant for all purposes; (l) any document that is described as having been "delivered", "provided", "furnished" or "made available" shall be treated as such if a copy of such document has been uploaded in the Data Room and the Purchaser and its Representatives have been granted access thereto or otherwise provided to the Purchaser in electronic or hard-copy format, on the calendar day prior to the date of this Agreement; and (m) the provisions of this Agreement shall not affect the rights of the Parties which may subsist from time to time pursuant to any other agreements between them dated concurrently with or subsequently to this Agreement nor relieve the Parties of any obligations they may have pursuant to such agreements.

1.4 Knowledge.

Where any representation, warranty or other statement in this Agreement is expressed to be made by any of the Vendors to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to any of the Vendors or of which any of the Vendors is aware, it will mean such knowledge as is actually known or ought to have been known to [redacted - personal information], [redacted - personal information], [redacted - personal information], [redacted - personal information] and [redacted - personal information], in each case after having made due inquiry of those Persons who have responsibility for such matters. Where any representation, warranty or other statement in this Agreement is expressed to be made by the Purchaser to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Purchaser or of which the Purchaser is aware, it will mean such knowledge as is actually known or ought to have been known to [redacted - personal information], [redacted - personal information] and [redacted - personal information], in each case after having made due inquiry of those Persons who have responsibility for such matters.

1.5 Computation of Time.

In this Agreement, unless specified otherwise or the context otherwise requires: (a) a reference to a period of days is deemed to begin on the first day after the event that started the period and to end at 5:00 p.m. on the last day of the period, but if the last day of the period does not fall on a Business Day, the period ends at 5:00 p.m. on the next succeeding Business Day; (b) all references to specific dates mean on or before 11:59 p.m. on the dates; (c) all references to specific times are references to Eastern Time; and (d) with respect to the calculation of any period of time, references to "from" mean "from and excluding" and references to "to" or "until" mean "to and including".

1.6 Performance on Business Days.

If any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, the action is valid if taken on or by the next succeeding Business Day.

1.7 Currency and Payment.

In this Agreement, unless specified otherwise: (a) references to dollar amounts or "$" are to Canadian dollars; (b) any payment is to be made by wire transfer or any other method (other than cash payment) that provides immediately available funds; and (c) except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by 5:00 p.m. on the due date and any payment received after that time is deemed to have been made and received on the next succeeding Business Day.

1.8 Accounting Terms.

In this Agreement, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

1.9 Schedules.

References to "Schedule" in this Agreement mean the specified Schedule of the disclosure letter of the Vendors addressed to the Purchaser, dated as of the date of this Agreement and delivered to the Purchaser concurrently with the Parties' execution of this Agreement.

1.10 Exhibits.

The following Exhibits are attached to and form part of this Agreement:

Exhibit A Vendors and Target Shares

Exhibit B Accounting Principles

ARTICLE 2
PURCHASE AND SALE OF THE TARGET SHARES

2.1 Agreement to Purchase and Sell.

Subject to the terms and conditions of this Agreement, at the Time of Closing, each of the Vendors shall sell to the Purchaser and the Purchaser shall purchase from each of the Vendors, the Target Shares.

2.2 Purchase Price.

(1) Subject to the terms and conditions of this Agreement, the aggregate purchase price (the "Purchase Price") to be paid by the Purchaser to the Vendors for the Target Shares is:

(a) $50,000,000 in cash (the "Cash Consideration Amount");

(b) plus $40,000,000 (the "Consideration Share Amount") to be satisfied by way of the issuance of the Consideration Shares;

(c) plus $10,000,000 (the "Contingent Consideration Amount"), if payable pursuant to Section 3.1, to be satisfied by way of the issuance of the Contingent Consideration Shares;

(d) plus Closing Cash;

(e) plus an amount equal to the sum of (i) the aggregate exercise price payable by all Qualified Optionholders that accept Option Loans in respect of such Qualified Optionholders' Options and (ii) the aggregate exercise price payable by all Qualified Warrantholders that accept Warrant Loans in respect of such Qualified Warrantholders' Warrants;

(f) plus the Working Capital Excess, if any;

(g) minus the Working Capital Deficit, if any;

(h) minus the amount of Closing Indebtedness; and

(i) minus the amount of the Transaction Expenses that are unpaid as of the Effective Time, if any.

(2) The Purchase Price will be allocated among the Target Shares in accordance with each Vendor's Pro Rata Share.

2.3 Purchaser Advance

(1) At the Exercise Time, the Purchaser shall make a non-interest bearing advance to the Target Entity (the "Purchaser Advance") in an aggregate amount equal to the aggregate exercise price payable by (a) all Qualified Optionholders in respect of their Options, and (b) all Qualified Warrantholders in respect of their Warrants.

(2) Following receipt by the Target Entity of the exercise prices paid by (a) the Qualified Optionholders in respect of the Options in accordance with Section 2.4, and (b) the Qualified Warrantholders in respect of the Warrants in accordance with Section 2.5, the Target Entity shall repay to Purchaser the Purchaser Advance.

2.4 Options.

(1) Prior to the Exercise Time, the Target Entity shall take steps necessary to:

(a) accelerate the vesting of all outstanding Options so that they may be exercised prior to the Exercise Time;

(b) permit each Optionholder to exercise his or her Options on the terms described in this Section 2.4; and

(c) provide that any Options which are not exercised prior to the Time of Closing shall be terminated and cancelled, without consideration therefor, and of no further force or effect.

(2) Immediately following receipt of the Purchaser Advance, the Corporation shall offer to each Qualified Optionholder a loan (each, an "Option Loan") in the aggregate amount equal to and, for greater certainty, not to exceed, the aggregate exercise price payable by such Qualified Optionholder in respect of such Qualified Optionholder's Options.

(3) The terms of the Option Loans will provide that each Qualified Optionholder who elects to exercise Options prior to the Exercise Time and who elects to accept an Option Loan shall:

(a) effective as of the Exercise Time, exercise all Options that he or she is entitled to exercise in accordance with the Option Plan;

(b) direct the Target Entity to retain the Option Loan provided to such Qualified Optionholder by the Corporation, without cost or interest, in satisfaction of the exercise price to be paid by such Qualified Optionholder upon the exercise of all of such Options;

(c) direct the Target Entity to issue notices of uncertificated shares registered in the name of such Qualified Optionholder evidencing the number and class of Target Shares issuable on the exercise of his or her Options, and to deliver notices of uncertificated shares to Purchaser in connection with the Closing to facilitate the transfer and sale of such Target Shares to Purchaser; and

(d) direct that a portion of the cash proceeds of sale to be paid to such former Qualified Optionholder pursuant to Section 2.7(1)(a) be paid to the Target Entity, in order to repay in full the amount of the Option Loan provided to such former Qualified Optionholder.

(4) The Target Entity and the Optionholders shall execute, deliver or cause to be done all acts, documents and things as may be required or necessary for the purposes of giving effect to the transactions relating to the Options described in this Section 2.4.

2.5 Warrants.

(1) Prior to the Exercise Time, the Target Entity shall take steps necessary to permit each Warrantholder to exercise his or her Warrants on the terms described in this Section 2.5.

(2) Immediately following receipt of the Purchaser Advance, the Corporation shall offer to each Qualified Warrantholder a loan (each, a "Warrant Loan") in the aggregate amount equal to and, for greater certainty, not to exceed, the aggregate exercise price payable by such Qualified Warrantholder in respect of such Qualified Warrantholder's Warrants.

(3) The terms of the Warrant Loans will provide that each Qualified Warrantholder who elects to exercise Warrants prior to the Exercise Time and who elects to accept a Warrant Loan shall:

(a) effective as of the Exercise Time, exercise all Warrants that he or she is entitled to exercise;

(b) direct the Target Entity to retain the Warrant Loan provided to such Qualified Warrantholder by the Corporation, without cost or interest, in satisfaction of the exercise price to be paid by such Qualified Warrantholder upon the exercise of all of such Warrants;

(c) direct the Target Entity to issue notices of uncertificated shares registered in the name of such Qualified Warrantholder evidencing the number and class of Target Shares issuable on the exercise of his or her Warrants, and to deliver notices of uncertificated shares to Purchaser in connection with the Closing to facilitate the transfer and sale of such Target Shares to Purchaser; and

(d) direct that a portion of the cash proceeds of sale to be paid to such former Qualified Warrantholder pursuant to Section 2.7(1)(a) be paid to the Target Entity, in order to repay the full amount of the Warrant Loan provided to such former Qualified Warrantholder.

(4) The Target Entity and the Warrantholders shall execute, deliver or cause to be done all acts, documents and things as may be required or necessary for the purposes of giving effect to the transactions relating to the Warrants described in this Section 2.5.

2.6 Estimated Purchase Price.

(1) The Vendors' Representative has provided to the Purchaser a written statement (the "Estimated Statement") containing the Vendors' Representative's good faith estimate of the Purchase Price (the "Estimated Purchase Price") based on the proposed Closing Date, including its estimate of the following, in each case as at the Effective Time:

(a) Closing Indebtedness ("Estimated Closing Indebtedness");

(b) unpaid Transaction Expenses ("Estimated Transaction Expenses");

(c) Closing Cash ("Estimated Closing Cash"); and

(d) Closing Net Working Capital ("Estimated Net Working Capital") and any corresponding Working Capital Excess (the "Estimated Working Capital Excess") or Working Capital Deficit (the "Estimated Working Capital Deficit"), as the case may be, and the Purchaser has been provided with reasonable supporting documentation in respect of the foregoing that the Purchaser, acting reasonably, requested.

2.7 Closing Date Payments.

(1) At Closing, the Purchaser will direct the Paying Agent to pay to the Vendors:

(a) an amount equal to the Cash Consideration Amount, less Estimated Closing Indebtedness, less Estimated Transaction Expenses, less the Estimated Working Capital Deficit, if any, plus the Estimated Working Capital Excess, if any, plus the Estimated Closing Cash, less the Adjustment Escrow Amount, and less 50% of the Indemnity Escrow Amount, which payment shall be made to the Paying Agent for distribution to the Vendors in accordance with the Paying Agent Agreement; and

(b) the Consideration Share Amount, less 50% of the Indemnity Escrow Amount, which amount the Purchaser shall pay by way of the issuance of the Consideration Shares to the Vendors in accordance with each Vendor's Pro Rata Share and registration instructions, each as set out in Exhibit A, having an aggregate value of the Consideration Share Amount, to be held by the Escrow Agent in escrow in accordance with the Escrow Agreement and Section 3.3.

(2) At Closing, the Purchaser shall lend to the Target Entity, on a non-interest bearing, demand basis, an amount equal to the Estimated Closing Indebtedness set out in the Estimated Statement, and the Target Entity hereby irrevocably directs the Purchaser to pay to each Payoff Creditor all amounts necessary to discharge fully the then outstanding Indebtedness of the Target Entity owed to such Payoff Creditor, in the amounts and in accordance with the instructions set forth in the applicable Payout Letter and the Payment Direction.

(3) At Closing, the Purchaser shall lend to the Target Entity, on a non-interest bearing, demand basis, an amount equal to the Estimated Transaction Expenses set out in the Estimated Statement, and the Target Entity hereby irrevocably directs the Purchaser to pay to each Person who is owed Transaction Expenses the amount of the Transaction Expenses owed to such Person, in the amounts and in accordance with the instructions set forth in the Paying Agent Agreement.

(4) At Closing, the Purchaser shall pay the Vendors' Transaction Expenses to each Person who is owed Vendors' Transaction Expenses as directed by the Vendors' Representative (which, for certainty, shall be paid from the cash portion of the Purchase Price owing to such Vendor).

(5) At Closing, the Purchaser shall pay or cause to be paid, on behalf of the Vendors, to the Escrow Agent the amount of:

(a) 50% of the Indemnity Escrow Amount, to be paid in cash and held by the Escrow Agent in escrow in accordance with the Escrow Agreement; and

(b) 50% of the Indemnity Escrow Amount, which amount the Purchaser shall pay by way of the issuance to the Escrow Agent of the Escrow Shares having an aggregate value of 50% of the Indemnity Escrow Amount, to be held by the Escrow Agent in accordance with the Escrow Agreement.

(6) At Closing, the Purchaser shall pay or cause to be paid on its behalf to the Escrow Agent the amount of the Adjustment Escrow Amount in accordance with the terms of the Escrow Agreement.

2.8 Closing Statements.

(1) As soon as possible, but not later than 75 days following the Closing Date, the Purchaser shall prepare and deliver to the Vendors' Representative the following (collectively, the "Closing Statements"):

(a) unaudited financial statements of the Target Entity (including a balance sheet) for the period from the date of the Annual Financial Statements to the Effective Time, prepared in accordance with the Accounting Principles;

(b) calculations of:

(i) Closing Net Working Capital, and the corresponding Working Capital Excess or Working Capital Deficit, as the case may be, prepared and determined in accordance with the Accounting Principles;

(ii) the amount by which the Closing Net Working Capital exceeds or is less than, as the case may be, the Target Net Working Capital;

(iii) Closing Indebtedness;

(iv) unpaid Transaction Expenses;

(v) Closing Cash; and

(vi) the final Purchase Price.

(2) The Vendors' Representative shall have 30 days from receipt of the Closing Statements (the "Review Period") within which to review the Closing Statements. During the Review Period, upon reasonable request from the Vendors' Representative, the Purchaser shall provide, and shall cause the Target Entity to provide, the Vendors' Representative and its Representatives with reasonable and prompt access, during business hours, to the personnel, supporting documents, books, records and other materials of the Target Entity (including any such work papers of the auditors) for the purpose of enabling the Vendors' Representative to review the Closing Statements; provided that, in the event the Purchaser does not provide any papers or documents reasonably requested by the Vendors' Representative within five (5) days of request therefor (or such shorter period as may remain in such 30-day period), such 30-day period shall be extended by one day for each additional day required for Purchaser to fully respond to such request. If the Vendors' Representative acting in good faith, disputes any matters set out in the Closing Statements, then the Vendors' Representative may deliver written notice (an "Objection Notice") to the Purchaser within the Review Period setting forth in detail the particular matters in the Closing Statements to which the Vendors' Representative objects (the "Disputed Items"), including the amount of any proposed adjustments to the Closing Statements related to each Disputed Item. If the Vendors' Representative does not deliver an Objection Notice to the Purchaser within the Review Period, then the Vendors' Representative shall be deemed to have accepted the Closing Statements. If the Vendors' Representative delivers an Objection Notice to the Purchaser within the Review Period, then: (i) the Purchaser and the Vendors' Representative shall work expeditiously and in good faith in an attempt to resolve all of the Disputed Items within 15 days of receipt of the Objection Notice (the "Discussion Period"), and (ii) all matters in the Closing Statements, other than the Disputed Items, shall be deemed to have been accepted by the Vendors' Representative. If each specific Disputed Item is not resolved within the Discussion Period, the Purchaser and the Vendors' Representative shall within 10 days following the end of the Discussion Period appoint the Dispute Auditor to resolve the specific Disputed Items remaining in dispute (the "Remaining Disputed Items").

(3) Within 10 Business Days of the appointment of the Dispute Auditor, the Purchaser and the Vendors' Representative shall furnish to the Dispute Auditor those working papers, schedules and other documents, accounting Books and Records and information relating to the Remaining Disputed Items that are available to the Purchaser and the Vendors' Representative or their respective Representatives as the Dispute Auditor may require, together with their respective written statements in support of their respective positions with respect to the Remaining Disputed Items. Within one Business Day following receipt of such submissions, the Dispute Auditor shall deliver such submissions to the Purchaser and the Vendors' Representative, as the case may be, and the Purchaser and the Vendors' Representative shall be allowed one opportunity to respond to the submissions of the Purchaser or the Vendors' Representative, as the case may be, within 5 Business Days of the receipt of such submissions from the Dispute Auditor. The Purchaser and the Vendors' Representative shall instruct the Dispute Auditor that: (i) time is of the essence in proceeding with its determination of the Remaining Disputed Items and the Dispute Auditor shall use its best efforts to deliver its decision with respect to the Remaining Disputed Items within 15 Business Days following receipt of the submissions from the Purchaser and the Vendors' Representative; (ii) in making its determination of each Remaining Disputed Item, the Dispute Auditor may not award to the Purchaser or the Vendors (as applicable) an amount greater than the amount asserted by the Purchaser or the Vendors' Representative (as applicable) in respect of the applicable Remaining Disputed Item; and (iii) its decision shall be in writing. The Dispute Auditor's decision, absent any manifest error or prior agreement of the Purchaser and the Vendors' Representative otherwise, shall be final and binding on the Purchaser, the Vendors and the Vendors' Representative with no rights of challenge, review, or appeal to the courts in any manner. The Dispute Auditor, in making its determination of the Remaining Disputed Items, will be acting as an expert and not as an arbitrator and will not be required to engage in a judicial inquiry worked out in a judicial manner.

(4) On agreement of the Purchaser and the Vendors' Representative or the decision of the Dispute Auditor, as the case may be, with respect to the Remaining Disputed Items, the Closing Statements shall be deemed to be amended as may be necessary to reflect the agreement of the Purchaser and the Vendors' Representative or the decision of the Dispute Auditor, as the case may be, and in this event, all references in this Agreement to the Closing Statements shall be deemed to be references to the Closing Statements as so amended.

(5) The Purchaser and the Vendors' Representative, for and on behalf of the Vendors, shall be responsible for their own costs and expenses in connection with the preparation and review of the Closing Statements and the calculations contained therein and the settlement of any Disputed Items, other than any Remaining Disputed Items. The fees and expenses of the Dispute Auditor pursuant to this Section 2.8 will be borne by the Purchaser and the Vendors based upon the percentage calculated by dividing (i) the aggregate amount of the Remaining Disputed Items awarded to the Vendors or otherwise agreed to between the Purchaser and the Vendors' Representative, by (ii) the aggregate amount of the Remaining Disputed Items (the "Cost Determination Percentage"). For example, if, following the Discussion Period, the aggregate amount of the Remaining Disputed Items is $100,000 and the Dispute Auditor ultimately resolves the dispute by awarding the Vendors $60,000 of the $100,000 contested, then the costs and expenses of the Dispute Auditor will be allocated 60% (i.e., 60,000 ÷ 100,000) to the Purchaser and 40% (i.e. 40,000 ÷ 100,000) to the Vendors. Any and all payments required pursuant to this Section 2.8(5) shall be made within five Business Days following the date of the Dispute Auditor's decision.

2.9 Adjustment Escrow Release.

If the Purchase Price set out in the final Closing Statements (the "Closing Statement Purchase Price") is greater or less than the Estimated Purchase Price, an adjusting payment shall be made, as follows:

(a) if the Closing Statement Purchase Price is greater than the Estimated Purchase Price (such difference being the "Final Positive Adjustment Amount"), then within five Business Days of the Closing Statement becoming final (by agreement or deemed amendment) in accordance with Section 2.7 (i) the Purchaser and the Vendors' Representative shall execute and deliver an irrevocable joint written direction to the Escrow Agent directing it to release the entire Adjustment Escrow Amount to the Vendors; and (ii) the Purchaser shall pay an amount equal to the Final Positive Adjustment Amount to the Vendors in accordance with each Vendor's Pro Rata Share of the Final Positive Adjustment Amount and in accordance with the instructions of the Vendors' Representative; or

(b) if the Closing Statement Purchase Price is less than the Estimated Purchase Price (such difference being the "Final Negative Adjustment Amount"), then within five Business Days of the Closing Statement becoming the final Closing Statement: (i) if the Final Negative Adjustment Amount is less than or equal to the Adjustment Escrow Amount, the Purchaser and the Vendors' Representative shall execute and deliver an irrevocable joint written direction to the Escrow Agent directing it to (A) release an amount equal to the Final Negative Adjustment Amount to the Purchaser from the Adjustment Escrow Amount by wire transfer of immediately available funds to an account designated by the Purchaser in writing; and (B) release the balance of the Adjustment Escrow Amount, if any, to the Vendors' Representative in trust for the Vendors; and (ii) if the Final Negative Adjustment Amount is greater than the Adjustment Escrow Amount (the difference of such amounts being the "Adjustment Escrow Deficit"), the Vendors will each pay to the Purchaser by wire transfer of immediately available funds, their Pro Rata Share of the Adjustment Escrow Deficit.

2.10 No Double Counting

The determination and adjustment of the Purchase Price in accordance with this ARTICLE 2 will not limit or affect any other rights or causes of action that the Parties may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement. The Parties agree that there shall be no double counting to the detriment of any of the Parties in respect of the calculation or adjustment of any part of the Purchase Price.

2.11 Withholding.

Notwithstanding any other provisions of this Agreement, and for the avoidance of doubt, (a) each payment made pursuant to this Agreement shall be made net of any Taxes required by Applicable Law to be deducted or withheld from such payment, and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Person who otherwise would have received the payment.

2.12 Rollover Election.

At each Vendor's discretion, such Vendor and the Purchaser shall jointly execute an election pursuant to subsection 85(1) of the Tax Act (and any provincial equivalents) in respect of the transfer by such Vendor of such Vendor's Target Shares to the Purchaser for consideration consisting in part of the allotment and issuance by the Purchaser to such Vendor of Purchaser Shares. The "elected amount" for the purposes of such election(s) shall be an amount determined by such Vendor, but the amount so determined shall be within the limits provided for in the Tax Act (and any provincial equivalents). Such Vendor shall prepare and complete the prescribed election form(s), and such Vendor and the Purchaser shall promptly jointly execute the prescribed election form(s), which shall be filed by such Vendor to give effect to the foregoing in accordance with the time limits provided for in subsections 85(6) or 85(7) of the Tax Act, as applicable. Any amounts payable by a Vendor pursuant to subsection 85(8) of the Tax Act shall be paid by such Vendor.

2.13 Share for Share Exchange

For purposes of ensuring that the disposition of a portion of Target Shares by each Relevant Vendor meets the conditions set out in subsection 7(1.5) of the Tax Act, each Relevant Vendor shall be deemed for purposes of this Agreement to have sold such number of Target Shares (the "Exchanged Shares") for consideration consisting solely of Consideration Shares (which for greater certainty, shall exclude Contingent Consideration Shares) as is determined by the following formula and rounded to the nearest whole number of Target Shares:

Exchanged Shares = A x B/C

Where:

A is the total number of Target Shares owned by such Relevant Vendor as set out in Exhibit A

B is the Consideration Share Amount

C is the Closing Statement Purchase Price plus the Contingent Consideration Amount, if an Contingent Consideration Trigger occurs

The balance of the Relevant Vendor's Target Shares (being the number of shares represented by variable A above less the number of Exchanged Shares determined pursuant to the formula above, the "Remaining Shares") shall be deemed for purposes of this Agreement to have been sold by the Relevant Vendor for consideration consisting solely of cash and Contingent Consideration Shares, if applicable, and such Relevant Vendor may, at his or her option, elect to make the joint election contemplated by Section 2.12 in respect of the sale of the Remaining Shares.

ARTICLE 3
MATTERS RELATING TO SHARE CONSIDERATION

3.1 Contingent Consideration.

(1) Each of the following shall be an "Contingent Consideration Trigger":

(a) the Purchaser Shares listed on the TSX achieve a volume weighted average trading price, calculated on a trailing 30-trading day rolling basis, of at least the Contingent Consideration Trigger Price; and

(b) a Change of Control of the Purchaser.

(2) If an Contingent Consideration Trigger occurs at any time during the period beginning on the date of this Agreement and ending 12 months following the date of this Agreement (the "Contingent Consideration Period"), the Purchaser, on the one hand, and the Vendors' Representative, on the other hand, shall be entitled to provide written notice of the same to the other (the "Contingent Consideration Notice").

(3) The Purchaser shall, not later than three Business Days after providing or receiving an Contingent Consideration Notice, issue Purchaser Shares (the "Contingent Consideration Shares") to each Vendor in an amount equal to: (i) the Contingent Consideration Amount, divided by (ii) the Contingent Consideration Trigger Price, multiplied by (iii) such Vendor's Pro Rata Share.

3.2 Contingent Consideration Adjustments.

(1) If at any time prior to the earlier of (i) the issuance of the Contingent Consideration Shares, and (ii) the date that is 12 months following the date of this Agreement, the Purchaser subdivides its outstanding Purchaser Shares into a larger number of Purchaser Shares, or combines its outstanding Purchaser Shares into a smaller number of Purchaser Shares, then, effective as of the record date for such event or, if no record date is fixed, the effective date of such event, in each case:

(a) the Contingent Consideration Trigger Price shall be adjusted so that it equals the price determined by multiplying (x) the Contingent Consideration Trigger Price in effect immediately prior to such date, by (y) a fraction, of which the numerator shall be the total number of Purchaser Shares outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Purchaser Shares outstanding on such date after giving effect to such event, and

(b) the number of Contingent Consideration Shares issuable upon the Contingent Consideration Trigger shall be simultaneously adjusted by multiplying (x) the number of Purchaser Shares issuable upon the Contingent Consideration Trigger occurring immediately prior to such adjustment, by (y) a fraction which shall be the reciprocal of the fraction used in the adjustment of the Contingent Consideration Trigger Price.

(2) If at any time prior to the Contingent Consideration Trigger the Purchaser fixes a record date for the issuance of Purchaser Shares, or rights, options or warrants to subscribe for or purchase Purchaser Shares, to all or substantially all of the holders of the Purchaser Shares at a price per Purchaser Share (or having a conversion price per Purchaser Share) of less than the Current Market Price as at the record date (the issuance of any such rights, options or warrants being a "Rights Offering"), then the Contingent Consideration Trigger Price shall be adjusted effective immediately after the record date so that it shall equal the price determined by multiplying the Contingent Consideration Trigger Price in effect on the record date of such Rights Offering by a fraction:

(a) the numerator of which shall be the number of Purchaser Shares outstanding on the record date plus a number of Purchaser Shares equal to the number determined by dividing the aggregate price of the total number of additional Purchaser Shares offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered) by the Current Market Price; and

(b) the denominator shall be the number of Purchaser Shares outstanding on the record date plus the total number of additional Purchaser Shares offered by subscription or purchase (or into which the convertible securities so offered are convertible).

To the extent that any such Purchaser Shares are not issued or rights, options or warrants are not exercised prior to the expiry thereof, then the Contingent Consideration Trigger Price adjusted above shall be readjusted to the Contingent Consideration Trigger Price which would be in effect if the record date had not been fixed, or if any rights, options or warrants are exercised, the Contingent Consideration Trigger Price will be readjusted based upon the number of Purchaser Shares actually issued upon the exercise of such rights, options and warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(3) If at any time prior to the Contingent Consideration Trigger the Purchaser shall issue or distribute to all or substantially all the holders of Purchaser Shares:

(a) shares of any class other than Purchaser Shares;

(b) rights, options or warrants to purchase Purchaser Shares (other than pursuant to a stock option plan or share purchase plan or other employment incentive);

(c) evidences of indebtedness; or

(d) any other assets (other than a cash dividend payable out of the earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Purchaser), and, in any of those cases, the issuance or distribution does not constitute a distribution to which Sections 3.2(1) or 3.2(2) applies (any of such events being herein called a "Special Distribution"), then the Contingent Consideration Trigger Price shall be adjusted effective immediately after the record date at which the holders of Purchaser Shares are determined for purposes of the Special Distribution to a price which is the product of:

(a) the Contingent Consideration Trigger Price in effect on such record date; and

(b) a fraction:

(i) the numerator of which shall be (x) the number of Purchaser Shares outstanding on the record date multiplied by the Current Market Price on the record date, less (y) the fair market value (as determined by the Purchaser and Vendors' Representative, acting reasonably and in good faith or, if the Purchaser and Vendors' Representative cannot agree, by the Dispute Auditor) of the shares, evidences of indebtedness, assets or property, or rights, options or warrants so distributed; and

(ii) the denominator of which shall be the number of Purchaser Shares outstanding on the record date multiplied by such Current Market Price.

To the extent that the Special Distribution is not made or to the extent that any rights, options or warrants distributed are not exercised, then the Contingent Consideration Trigger Price adjusted above shall be readjusted to the adjusted Contingent Consideration Trigger Price which would be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed and based upon the number of Purchaser Shares actually delivered upon the exercise of such rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(4) The adjustments required by this Section 3.2 shall be made whenever and as often as any specified event requiring an adjustment shall occur and for the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(5) If at any time a question or dispute arises with respect to adjustments provided for in Section this 3.2, such question or dispute will be conclusively determined by the Dispute Auditor.

(6) Before taking any action which would result in an adjustment in the number of Contingent Consideration Shares or in the Contingent Consideration Trigger Price, the Purchaser shall use best efforts to obtain all such authorizations or exemptions thereof, or consents thereto, from any Governmental Authority or under Applicable Laws (including Securities Laws), including any the prior approval of the TSX, if applicable, as may be necessary to give effect to the adjustments contemplated in this Section 3.2.

3.3 Escrow of Consideration Shares.

(1) On those dates which are three, six, nine and twelve months from the date of this Agreement, the Escrow Agent shall release to the Vendors, in accordance with each Vendor's Pro Rata Share, twenty five per cent (25%) of the amount of the Consideration Shares, all in accordance with the Escrow Agreement.

(2) No Vendors shall offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, any Consideration Shares or Contingent Consideration Shares, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of the Consideration Shares or the Contingent Consideration Shares, whether such transaction is settled by the delivery of the Consideration Shares or the Contingent Consideration Shares, other securities, cash or otherwise, other than: (a) through the facilities of any exchange on which the Purchaser Shares trade, or (b) through a marketed secondary offering or a bought deal with an investment dealer, in either case, without arranging a cross or with knowledge of the identity of the beneficial counterparty.

3.4 Applicable Securities Laws - Consideration Shares and Contingent Consideration Shares.

The Vendors acknowledge and agree that:

(a) the Consideration Shares and the Contingent Consideration Shares (if any) will be issued pursuant to an exemption from applicable Securities Laws in accordance with Section 2.16 of National Instrument 45-106 Prospectus Exemptions; and

(b) the Consideration Shares and the Contingent Consideration Shares (if any) have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and will be issued pursuant to an exclusion from the registration requirements of the U.S. Securities Act.

3.5 Fractional Shares.

No fractional Consideration Shares or Contingent Consideration Shares shall be issued by the Purchaser. The number of Consideration Shares or Contingent Consideration Shares to be received by a Vendor will be: (a) rounded up to the nearest whole Consideration Share or Contingent Consideration Share, as applicable, in the event that a Vendor is entitled to receive a fractional share representing 0.5 or more of a Consideration Share or Contingent Consideration Share, as applicable; or (b) rounded down to the nearest whole Consideration Share or Contingent Consideration Shares, as applicable, in the event that a Vendor is entitled to receive a fractional share representing less than 0.5 of a Consideration Share or Contingent Consideration Share, as applicable.

ARTICLE 4
CLOSING

4.1 Closing.

The Closing will take place by way of a virtual closing through the exchange of executed documents using the Closing Folders platform between Borden Ladner Gervais LLP and Davies Ward Phillips & Vineberg LLP, or in such other manner as may be agreed in writing by the Purchaser and the Vendors' Representative.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Vendors.

Each Vendor represents and warrants to the Purchaser, solely with respect to itself and not with respect to any other Vendor, as follows and acknowledges that the Purchaser is relying on these representations and warranties in connection with its purchase of the Target Shares and that the Purchaser would not purchase the Target Shares without these representations and warranties:

(1) Organization and Subsistence. If such Vendor is a corporation, such Vendor is duly incorporated and organized, and is validly subsisting in good standing, under the laws of the jurisdiction of its incorporation. If such Vendor is a trust, such Vendor is duly formed and existing under the laws of the jurisdiction of its formation.

(2) Power and Authority. If such Vendor is: (a) a corporation, such Vendor has all necessary corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to be executed and delivered by it and to perform its obligations hereunder and thereunder, including the corporate power and authority to dispose of the Target Shares owned by it to the Purchaser; and (b) a trust, such Vendor has the necessary power, authority and capacity to execute and deliver this Agreement and each of the Ancillary Agreements to be executed and delivered by it and to perform its obligations hereunder and thereunder, including the capacity to dispose the Target Shares owned by it to the Purchaser.

(3) Authorization. If such Vendor is: (a) a corporation, all necessary corporate action has been taken by such Vendor or on its part to authorize the execution and delivery of this Agreement and each of the Ancillary Agreements to be executed and delivered by it and the performance of its obligations hereunder and thereunder; (b) a trust, the execution and delivery of this Agreement and each of the Ancillary Agreements to be executed and delivered by it and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of such Vendor; and (c) an individual, the execution and delivery of this Agreement and each of the Ancillary Agreements to be executed and delivered by it and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of such Vendor.

(4) Enforceability. This Agreement has been duly executed and delivered by such Vendor and (assuming due execution and delivery by the other Parties) is a legal, valid and binding obligation of such Vendor enforceable against such Vendor in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, moratorium and other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction (the "Enforceability Exceptions"). Each of the Ancillary Agreements to be executed and delivered by such Vendor will, assuming due execution and delivery by the other parties thereto, at Closing, be a legal, valid and binding obligation of such Vendor enforceable against such Vendor in accordance with its terms, except as that enforcement may be limited by the Enforceability Exceptions.

(5) Ownership.

(a) Such Vendor has good and marketable title to the Target Shares set out opposite its name in Exhibit A, free and clear of all Encumbrances other than pursuant to the Shareholders' Agreement. Except for the transfer restrictions in the Target Entity's Constating Documents, none of the Target Shares owned by such Vendor is subject to any Contract or restriction which would limit or restrict the transfer of the Target Shares to the Purchaser.

(b) No Person, other than the Purchaser, has any Contract or any right or privilege capable of becoming a Contract for the purchase or acquisition from a Vendor of any of the Target Shares owned by such Vendor, other than pursuant to the Shareholders' Agreement.

(c) On completion of the Transactions, the Purchaser will have good title to all of the Target Shares acquired from such Vendor, free and clear of all Encumbrances other than Permitted Encumbrances.

(6) Bankruptcy. Such Vendor is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or the equivalent legislation of the Vendor's jurisdiction, and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof. No petition for a receiving Order has been presented in respect of such Vendor. Such Vendor has not initiated any Proceeding with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of such Vendor or any of its property or assets (including any of the Target Shares owned by it) and no execution or distress has been levied on any of its property or assets (including any of the Target Shares owned by it), nor have any Proceedings been commenced in connection with any of the foregoing.

(7) Absence of Conflict. The execution and delivery by such Vendor of this Agreement and each of the Ancillary Agreements to be executed and/or delivered by it, the performance by such Vendor of its obligations under this Agreement and each of the Ancillary Agreements to be executed and/or delivered by it and the completion of the Transactions will not (whether after the passage of time or notice or both) result in:

(a) the breach or violation of any of the provisions of, or constitute a default under, any of the obligations under:

(i) if such Vendor is a corporation, any provision of the respective Constating Documents of such Vendor or any resolution of the holders of Equity Interests of such Vendor, such Vendor's board of directors or any committee thereof;

(ii) if such Vendor is a trust, any provision of the respective declaration of trust, deed of trust, trust agreement and/or similar organizational documents of such Vendor;

(iii) any Order having jurisdiction over such Vendor as of the Time of Closing; or

(iv) any Applicable Law.

(b) the creation or imposition of any Encumbrance over any of the Target Shares held by such Vendor; or

(c) the requirement of any Approval from any Person other than the Required Approvals.

(8) Litigation. There are no Proceedings (whether or not purportedly on behalf of any of such Vendor) pending or outstanding or, to the knowledge of such Vendor, threatened against or affecting such Vendor, which could affect any of the Target Shares and/or such Vendor's ability to perform its obligations under this Agreement.

(9) Residency. Other than as set out in Schedule 5.1(9), such Vendor is not a non-resident of Canada for purposes of the Tax Act.

(10) No Finder's Fees. Other than as set out in Schedule 5.1(10), no Vendor, nor any of its Representatives, has taken any action that would cause the Purchaser or the Target Entity to become liable for any brokerage commission, finder's fee or other similar arrangement in connection with the Transactions.

(11) U.S. Securities Law Matters. Such Vendor confirms that:

(a) the offer to purchase the Vendor's Target Shares was not made to the Vendor when either the Vendor or any beneficial purchaser for whom it is acting, if applicable, was in the United States;

(b) the Vendor is not a U.S. Person, is not in the United States and is not acquiring the applicable Consideration Shares or Contingent Consideration Shares (if any) on behalf of, or for the account or benefit of, a U.S. Person or a Person in the United States;

(c) at the time this Agreement was executed and delivered by the Vendor, the Vendor was outside the United States;

(d) if the Vendor is a corporation or entity, (A) a majority of the Vendor's voting equity is beneficially owned by persons resident outside the United States; and (B) the Vendor's affairs are wholly controlled and directed from outside of the United States;

(e) the Vendor or any beneficial purchaser for whom it is acting, if applicable, has no intention to distribute either directly or indirectly any of the Consideration Shares or Contingent Consideration Shares in the United States, except in compliance with the U.S. Securities Act and applicable U.S. state securities laws; and

(f) the current structure of the Transactions is not a scheme by the Vendor to avoid the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws.

5.2 Representations and Warranties of the Vendors in respect of the Target Entity.

Each Vendor represents and warrants to the Purchaser as follows and acknowledge that the Purchaser is relying on these representations and warranties in connection with its purchase of the Target Shares and that the Purchaser would not purchase the Target Shares without these representations and warranties:

(1) Organization and Subsistence. The Target Entity is a corporation duly incorporated and organized, and is validly subsisting in good standing, under the laws of Canada. The Target Entity is duly registered, licensed or qualified as an extra-provincial or foreign corporation, is in good standing under the laws of Alberta, British Columbia, Ontario, Quebec and Saskatchewan, and other than such jurisdictions, the Target Entity is not, and is not required to be, registered, licensed or qualified as an extra-provincial or foreign corporation under the laws of any other jurisdiction.

(2) Power and Authority. The Target Entity has all necessary corporate power and authority to execute and deliver each of the Ancillary Agreements to be executed and delivered by it and to perform its obligations thereunder. The Target Entity has and has had all necessary corporate power and authority to own or lease the Assets and to carry on the Business as conducted by it as of the date of this Agreement.

(3) Authorization. All necessary corporate action has been taken by the Target Entity or on its part to authorize the execution and delivery of each of the Ancillary Agreements to be executed and delivered by it and the performance of its obligations thereunder.

(4) Enforceability. Each of the Ancillary Agreements to be executed and delivered by the Target Entity will at the Closing have been duly executed and delivered by the Target Entity and (assuming due execution and delivery by the other parties thereto) will at Closing be a legal, valid and binding obligation of the Target Entity enforceable against the Target Entity in accordance with its terms, except as that enforcement may be limited by the Enforceability Exceptions.

(5) Authorized and Issued Capital.

(a) Exhibit A sets out a true, accurate and complete list of: (i) the authorized capital of the Target Entity; (ii) the names of each Person who is the registered owner of the issued and outstanding Equity Interests in the capital of the Target Entity; and (iii) the number and class of such Equity Interests held by each such Person.

(b) The Target Shares set out in Exhibit A are, other than the Options and Warrants set out in Exhibit A which will be cancelled or exercised for Target Shares in advance of Closing, the only issued and outstanding Equity Interests of the Target Entity and have been validly issued and are outstanding as fully paid and non-assessable Equity Interests. The Target Shares, Options and Warrants were not issued in violation of the pre-emptive rights of any Person or any Contract or Applicable Law by which the Target Entity was bound at the time of the issuance. Other than the Shareholders' Agreement, there are no shareholders agreements, voting trusts, pooling agreements or other Contracts in respect of the voting of any of the issued and outstanding Equity Interests of the Target Entity.

(c) Other than the Options, the Warrants and pursuant to the Shareholders' Agreement, no Person has any Contract or any right or privilege capable of becoming a Contract, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any issued or un-issued Equity Interest in the capital of the Target Entity.

(6) Owned Equity Interests. Except as set out in Schedule 5.2(5), the Target Entity has never owned nor is it a party to any Contract of any nature to acquire, directly or indirectly, any Equity Interests in any Person.

(7) Predecessor Entities. Except as set out in Schedule 5.2(5), the Target Entity has never had any predecessor by amalgamation, arrangement or otherwise.

(8) Bankruptcy. The Target Entity is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving Order has been presented in respect of it. The Target Entity has not initiated any Proceeding with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of the Target Entity or any of its property or assets and no execution or distress has been levied on any of its property or assets, nor have any Proceedings been commenced in connection with any of the foregoing.

(9) Taxable Canadian Property. At no time during the immediately preceding 60 months was more than fifty percent (50%) of the fair market value of the Target Shares derived, directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties (within the meaning of the Tax Act); (iii) timber resource properties (within the meaning of the Tax Act); or (iv) options in respect of, or interests in, or for civil law rights in, property described in (i), (ii) or (iii), whether or not the property exists.

(10) Absence of Conflict.

(a) The execution and delivery by the Target Entity of each of the Ancillary Agreements to be executed and/or delivered by it, the performance by the Target Entity of its obligations under each of the Ancillary Agreements to be executed and/or delivered by it and the completion of the Transactions will not (whether after the passage of time or notice or both) result in:

(i) except as set out in Schedule 5.2(10)(a)(i), the breach or violation of any of the provisions of, or constitute a default under, or give any Person the right to seek or cause a termination, cancellation or amendment of, any Material Contract;

(ii) the breach or violation of any of the provisions of, or constitute a default under:

(A) any provision of its Constating Documents or any resolution of the holders of Target Shares, board of directors or any committee thereof;

(B) any Order having jurisdiction over the Target Entity;

(C) any Permit obtained by or issued to the Target Entity, or held for the benefit of or necessary to the ownership of any of the Assets or the operation of the Business; or

(D) any Applicable Law;

(iii) the creation or imposition of any Encumbrance over any of the Target Shares; or

(iv) the requirement of any Approval from any Person other than the Required Approvals.

(11) Litigation. Except as set out in Schedule 5.2(11), there are no Proceedings pending or outstanding or, to the knowledge of the Vendors, threatened against or affecting the Target Entity which could affect the Target Entity, the Business, the Assets or the Target Entity's ability to perform its obligations under any Ancillary Agreement to be executed and/or delivered by it. Except as set out in Schedule 5.2(11), there has not been any Proceedings commenced by or against, or involving or related to, the Target Entity.

(12) Non-Reporting Issuer and Private Issuer Status. The Target Entity is not a "reporting issuer" (as such term is defined in the Securities Act (Ontario)) in any province or territory of Canada and there is no published market for the Target Shares. The Target Entity is a "private issuer" as defined in Section 2.4 of National Instrument 45-106. The number of Vendors is not more than 50, exclusive of Vendors who: (i) are in the employment of the Target Entity or its Affiliates, or (ii) were formerly in the employment of the Target Entity or of an entity that was an Affiliate of the Target Entity at the time of that employment and who while in the employment were, and have continued after the employment to be, security holders of the Target Entity.

(13) Conduct of Business. The Target Entity has during the past 48 months complied with, and has conducted the Business in compliance with, all Applicable Laws in all material respects. The Business is the only business operation carried on by the Target Entity. Except as set out in Schedule 5.2(13) and except as a direct result of COVID-19 measures, during the past 48 months, there has never been any significant interruption of operations of the Business for more than seven consecutive days. Except as set out in Schedule 5.2(13), the Target Entity has not received any notice or communication from any Governmental Authority alleging any material non-compliance with Applicable Laws by Target Entity. True, accurate and complete copies of the results of all audits and investigations conducted by a Governmental Authority during the past 48 months and all material communications from any Governmental Authority during the past 48 months related to the foregoing have been provided to the Purchaser.

(14) Cannabis Matters.

(a) Except as disclosed in Schedule 5.2(14)(a), the Target Entity is and during the past 48 months has been in compliance, in all material respects, with all Cannabis Laws applicable to the cultivation, ownership, testing, research, development, manufacture, packaging, processing, use, distribution, storage, import, export, promotion, sale or disposal of any product manufactured, distributed or sold by the Target Entity.

(b) Except as disclosed in Schedule 5.2(14)(b), the Target Entity has not during the past 48 months received any inspection report, notice of adverse finding, notice of non-compliance, warning letter, untitled letter or other correspondence or notice from any Governmental Authority (including Health Canada) alleging or asserting any material non-compliance with any Cannabis Laws or Cannabis Licences.

(c) Schedule 5.2(14)(c) sets forth a complete list of all of the Cannabis Licences held by the Target Entity and, except as set out in Schedule 5.2(14)(c), represent those Cannabis Licenses which are required for the lawful conduct of the Business as currently conducted. Each Cannabis License listed in Schedule 5.2(14)(c) is currently in good standing. Except as disclosed in Schedule 5.2(14)(c), the Target Entity is and during the past 48 months has been in compliance, in all material respects, with the terms and conditions of all such Cannabis Licences. The Target Entity has provided notice to Health Canada of the Transactions contemplated by this Agreement in respect of each of the Cannabis Licenses and, except as disclosed in Schedule 5.2(14)(c), has not received from Health Canada any responses to such notices that would indicate that any of the Cannabis Licences held by the Target Entity will terminate, lapse or will be required to be amended in any material respect by reason of the Transactions contemplated in this Agreement. Copies of all Cannabis Licences held by the Target Entity have been provided or made available to the Purchaser.

(d) Except as disclosed in Schedule 5.2(14)(d), the Target Entity has not during the past 48 months received any notice or communication from any customer or Governmental Authority (including Health Canada) alleging a material defect requiring a recall or quarantine of product in respect of any products supplied or sold by the Target Entity to a customer and, to the knowledge of the Vendors, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required by Applicable Law to be made by the Target Entity in respect of any products supplied or sold by it.

(e) Except as disclosed in Schedule 5.2(14)(e), each of the Target Entity's sites used for the and processing, distribution and sale of cannabis and cannabis products complies, in all material respects, with the requirements of the Cannabis Licences and other Applicable Law.

(f) Except as disclosed in Schedule 5.2(14)(f), all product research and development activities, quality assurance, quality control, testing and research and analysis activities conducted by the Target Entity in connection with the Business are and during the past 24 months have been conducted in compliance in all material respects with Applicable Law and the Target Entity's own standard operating procedures.

(g) Each employee or contractor of the Target Entity that is required to hold a security clearance under the Cannabis Act and related regulations in order to maintain the Cannabis Licences holds, or has applied for, such clearance and, to the knowledge of the Vendors, there are no circumstances that would adversely affect such security clearances.

(h) Except as disclosed in Schedule 5.2(14)(h), the Target Entity is not nor has it ever been engaged in the distribution and sales of cannabis in any jurisdiction outside of Canada.

(15) United States Operations.

(a) The Target Entity does not (i) operate or carry on business in the United States, or (ii) directly or indirectly, own or invest in any Prohibited Entities.

(b) To the knowledge of the Vendors, the Target Entity does not: (i) have any commercial interests or arrangements with Prohibited Entities that are similar in substance to ownership of, or investment in, Prohibited Entities; or (ii) provide or obtain services, supplies or products to or from Prohibited Entities; and (iii) have any commercial interests with entities engaging in any of the activities described in items (i) and (ii).

(16) Permits. Schedule 5.2(16) sets out a true, accurate and complete list of all material Permits: (i) issued to, or held by or for the benefit of, the Target Entity (collectively, the "Business Permits"), and (ii) that the Target Entity has applied to a Governmental Authority for, but which has not been issued to or obtained by the Target Entity as of the Agreement Date. Except for the Business Permits, there are no other Permits necessary to conduct the Business in compliance in all material respects with all Applicable Laws. Each of the Business Permits is valid, subsisting and in good standing, and to the knowledge of the Vendors, there are no facts or circumstances which could be a basis for the suspension, cancellation, revocation, non-renewal or limitation of any Business Permit. The Target Entity has complied with, and has conducted the Business in compliance with, all of the Business Permits in all material respects and there exists no grounds, nor is any Proceeding pending or, to the knowledge of the Vendors, threatened to revoke, suspend, materially amend, limit or impose any material condition in respect of, or commenced Proceedings to revoke, suspend, materially amend, limit or impose any material condition in respect of, any of the Business Permits. The Target Entity has not received any notice of any alleged material non-compliance by the Business or the Target Entity with any Business Permit, nor had any communication with any Governmental Authority in respect of any inquiry or investigation for any alleged material non-compliance by the Business or the Target Entity with any Business Permit. The Target Entity has timely filed when due all material reports, documents, information, and applications required to be filed by it with any Governmental Authority pursuant to any Applicable Law and/or Business Permit, and no such reports, documents, information or applications filed by the Target Entity contained any material inaccuracy or mis-statement or omitted any material fact or statement, except to the extent that any such failure would not have a material adverse impact on the Target Entity or the Business.

(17) Required Approvals. There is no requirement for the Target Entity to make any filing with, give any notice to or obtain any Permit or Approval from, any Person under any Applicable Law, any Material Contract or any Business Permit as a condition to the lawful completion of the Transactions or to permit the Target Entity to conduct the Business after the Closing in the same manner as currently conducted, except for: (i) the filings, notifications, Permits and Approvals that are required as a result of the identity of the Purchaser or the nature of any business carried on by the Purchaser, and (ii) the filings, notifications, Permits and Approvals set out in Schedule 5.2(17) (the "Required Approvals").

(18) Real Property.

(a) Schedule 5.2(18) sets out a true, accurate and complete list of: (i) the municipal address and legal description of all real property leased to or by the Target Entity (the "Leased Real Property"), (ii) all leases and Contracts in the nature of a lease (including all amendments, renewals, extensions, assignments, occupancy agreements, subleases, agreements to lease and agreements to sublease) in respect of the Leased Real Property, whether as lessor or lessee (the "Leases"), and (iii) the municipal address and legal description of all Real Property that the Target Entity (or any predecessor thereof) has ever owned, occupied or leased, in whole or in part.

(b) The Target Entity is not a beneficial or registered owner of, or the lessor or lessee of, nor has the Target Entity agreed to acquire or lease, any real property or Appurtenances, or any interest in any real property or Appurtenances, other than the Leased Real Property. Except for the Real Property set out in Schedule 5.2(18), and the Leased Real Property, the Target Entity has not: (i) owned, occupied or leased, in whole or in part, any real property or Appurtenances, or (ii) had a legal or beneficial interest, on, at or from any real property or Appurtenances.

(c) True, accurate and complete copies of the Leases have been provided to the Purchaser.

(d) Except as set out in Schedule 5.2(18), all Appurtenances, buildings, structures, fixtures, erections, alterations, and improvements located on, in, under or forming part of the Leased Real Property, including those under construction, if any, are in good operating condition and are adequate and suitable for the purposes for which they are currently being used.

(e) To the knowledge of the Vendors, none of the Appurtenances located on or at any Leased Real Property, nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any Applicable Law, or encroaches on any property owned by others.

(f) The Target Entity has adequate rights of ingress and egress to the Leased Real Property for the operation of the Business in the Ordinary Course.

(g) Except as set out in Schedule 5.2(18), there are no rent-free or rent-abatement periods under any of the Leases that have not expired; there are no outstanding tenant inducements, tenant allowances or other incentives payable or to be performed by the landlord in respect of any of the Leases; there are no outstanding landlord work obligations; and there are no outstanding leasing commission obligations in respect of any of the Leases.

(h) To the knowledge of the Vendors, there are no Orders or deficiency notices issued to the Target Entity or issued with respect to all or any part of the Leased Real Property, or any Appurtenances that are open or which have not been formally closed, inspected and signed off by the applicable Governmental Authority.

(i) The Leased Real Property and the conduct of the Business on the Leased Real Property complies with the use provisions of the applicable Leases in all material respects.

(j) All accounts for work done, services performed and materials supplied, placed or furnished on or in respect of all or any part of the Leased Real Property at the request of or on behalf of the Target Entity have been paid and satisfied in all material respects.

(k) There is no material amount owing in respect of all or any part of the Leased Real Property by the Target Entity to any Governmental Authority or Person owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed.

(l) To the knowledge of the Vendors, there is no breach or default under any of the Permitted Encumbrances applicable to the Target Entity.

(19) Sufficiency of Assets. The Target Entity has good and marketable title to all the Personal Property owned by it, free and clear of any and all Encumbrances other than the Permitted Encumbrances. Except as set out in Schedule 5.2(19), all of the material equipment and machinery owned and leased by the Target Entity are in good operating condition and in a state of good repair and maintenance, in all material respects. The Assets owned and leased by the Target Entity are sufficient to permit the continued operation of the Business immediately after Closing in the same manner as conducted on the Agreement Date.

(20) Intellectual Property.

(a) Schedule 5.2(20) contains a complete and accurate list of: (i) all material Owned Intellectual Property that is subject to any issuance, registration or pending application by or with any Governmental Authority or authorized private registrar in Canada, the United States of America, and all countries, regions, and jurisdictions foreign thereto throughout the world (collectively, "Formal Intellectual Property") (including particulars of registrations or applications for registration in respect thereof), (ii) all material unregistered Trademarks, (iii) all material proprietary Software that is Owned Intellectual Property, and (iv) all material Third Party Intellectual Property (excluding any Third Party Intellectual Property that is subject to a Contract relating to commercially available off-the-shelf Software or services). Except as set out in Schedule 5.2(20), the Target Entity wholly and exclusively owns all right, title and interest in and to the Owned Intellectual Property free and clear of all Encumbrances, except Permitted Encumbrances. The Target Entity is not a party to or bound by any Contract relating to, or that limits or impairs its ability to use, sell, transfer, assign, license, convey, exploit, assert or enforce, or that otherwise affects, any of the Owned Intellectual Property. Each item of Formal Intellectual Property is subsisting, in good standing,  and is recorded in the name of the Target Entity. All Formal Intellectual Property that has been issued or has completed registration is valid and enforceable. All Third Party Intellectual Property is used by the Target Entity with the consent of, or license from, the owner thereof.

(b) The Owned Intellectual Property is not subject to any ownership interest or Contract permitting any Person to purchase or licence from the Target Entity that Owned Intellectual Property and the Target Entity has not granted to any Person a licence or otherwise permitted any Person to use any of the Owned Intellectual Property or the Third Party Intellectual Property (other than pursuant to limited-purpose non-exclusive licenses for no or nominal consideration, entered into in the Ordinary Course).

(c) Except as set out in Schedule 5.2(20), to the knowledge of the Vendors, no Person is infringing, misappropriating, or otherwise violating any rights in the Owned Intellectual Property or the Third Party Intellectual Property. The Target Entity has not brought or threatened any Proceeding against any Person for infringement, misappropriation, or violation of any Owned Intellectual Property or Third Party Intellectual Property.

(d) To the knowledge of the Vendors, the conduct of the Business or the use of the Assets does not infringe, misappropriate, or otherwise violate any Intellectual Property or license of any Person. There are no Proceedings in progress, pending or, to the knowledge of the Vendors, threatened against the Target Entity alleging that the Target Entity or the conduct of the Business infringes, misappropriates, or otherwise violates any Intellectual Property or license of any Person.

(e) The Target Entity has taken all necessary measures, in accordance with sound industry practices, to protect and maintain the validity of its rights in the Owned Intellectual Property, to protect confidential information and the Trade Secrets of the Target Entity, and to protect the confidential information and Trade Secrets of other Persons who have provided same to the Target Entity in confidence.

(21) IT Systems.

(a) The IT Systems are either owned by the Target Entity or the Target Entity has obtained all necessary rights and licences to use such IT Systems in the manner in which they are currently being used. The IT Systems adequately meet the data processing and other computing needs of the Business and the operations of the Target Entity as it is currently being conducted.

(b) Except as set out in Schedule 5.2(21), the Target Entity does not use or rely on any Person to provide outsourcing, software-as-a-service, hosting, data management or cloud computing services that are material to the Business as presently conducted.

(c) Except as set out in Schedule 5.2(21), to the knowledge of the Vendors, the IT Systems: (i) are free of any known Disabling Code and, do not contain any bugs, errors or problems that, in each case, would reasonably be expected to materially disable or disrupt the operation of the Business; and (ii) have not been subject to a security or firewall breach, penetration or intrusion by an unauthorized Person. The Target Entity maintains commercially reasonable security controls so as to restrict the use of its IT Systems solely to authorized Persons.

(d) The IT Systems have been maintained and supported either internally by the Target Entity or are required to be pursuant to warranty and/or maintenance Contracts with another Person, in each case in accordance with current generally accepted industry standards and practices. The Business has commercially reasonable measures in place, consistent with current generally accepted industry standards and practices, to safeguard the IT Systems against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. The Business has and maintains back-up systems consistent with current generally accepted industry standards and practices.

(e) Except as set out in Schedule 5.2(21), the IT Systems have not been subject to any Security Incident within the past three (3) years.

(f) Except as set out in Schedule 5.2(21), all Software and Technology that forms part of the Owned Intellectual Property: (i) is in the possession, custody and control of the Target Entity, along with all Hardware and Software tools, documentation, and other materials necessary to exploit such Software in the Ordinary Course, and such Software and related tools and materials will remain so immediately after the Closing; (ii) has been catalogued and documented as reasonably necessary to enable competently skilled engineers to use, update, maintain and enhance such Software and Technology by readily using the existing engineering drawings, machine settings and documentation; and (iii) is stored in electronic form, with up-to-date appropriately catalogued versions.

(22) Insurance. Schedule 5.2(22) sets out true, accurate and complete list of all material insurance policies maintained by the Target Entity or under which the Business or any of the Assets are covered (the "Insurance Policies"), specifying in each case, any pending claims under the policy. The Target Entity is not in default, whether as to the payment of premiums or with respect to any other provision contained in any Insurance Policy. The Target Entity has not failed to give any notice or present any material claim under any Insurance Policy in a due and timely manner. True, accurate and complete copies of all Insurance Policies have been provided to the Purchaser.

(23) Material Contracts. Except for this Agreement, as set out in Schedule 5.2(23) and except as disclosed in any other Schedule to this Agreement, the Target Entity is not a party to or bound by and none of the Assets is subject to:

(a) any Contract with any Material Customer or Material Supplier;

(b) any Contract (other than employment or consulting-related Contracts) that involves the payment to or by the Target Entity in excess of $150,000 in any 12 month period or $300,000 in the aggregate over the term of the Contract;

(c) any Contract for the purchase of materials, supplies, equipment or services which involves or may reasonably involve the payment by the Target Entity in excess of $150,000 in any 12 month period or $300,000 in the aggregate over the term of the Contract;

(d) any Contract for capital expenditures or for the purchase, construction or improvement of any capital assets in excess of $150,000 individually or $300,000 in the aggregate;

(e) any employment or consulting Contract or any other written Contract with any officer, employee, consultant, agent, contractor or Representative of the Target Entity that provides for aggregate compensation in excess of $150,000 in any 12 month period;

(f) all Contracts in respect of Owned Intellectual Property, Third Party Intellectual Property or IT Systems;

(g) any Contract pursuant to which the Target Entity is or will be obliged to make any rebates, discounts (including early payment discounts), promotional allowances or similar payments or arrangements in excess of $150,000 to any Person;

(h) any Related Party Contract other than this Agreement;

(i) any Lease;

(j) any trust indenture, mortgage, hypothec, promissory note, debenture, loan agreement, guarantee or other Contract for the borrowing of money or a leasing transaction of the type required to be capitalized in accordance with GAAP, including any equipment lease, rental agreement, conditional sales agreement or similar Contract;

(k) any Contract pursuant to which the Target Entity provides a guarantee, support, indemnification, assumption or the endorsement of, or any other similar commitment with respect to, the liabilities, obligations, indebtedness, or commitments (whether accrued, absolute, contingent or otherwise) of any Person;

(l) any Contract between the Target Entity and any Governmental Authority;

(m) any confidentiality, secrecy or non-disclosure Contract (whether the Target Entity is a beneficiary or obligor thereunder) relating to any proprietary or confidential information or Trade Secrets of any Person, but excluding for certainty standard confidentiality clauses in the Target Entity's Contracts and nondisclosure Contracts entered into in the Ordinary Course;

(n) any Contract that contains (i) a non-competition or non-solicitation covenant that restricts the freedom of the Target Entity to compete with any Person, or (ii) a covenant by the Target Entity to provide or receive products or services on an exclusive basis;

(o) any Contract for any partnership, joint venture, strategic alliance or other similar arrangement providing for the sharing of profits with any other Person;

(p) any Contract which involves a right of first refusal, right of first offer, warrant, option, call, commitment or plan or agreement of any kind, in each case that would enable any Person to purchase or otherwise acquire any Equity Interests of the Target Entity;

(q) any Contract for charitable contributions or gifts, other than donations in the Ordinary Course or less than $25,000 in the aggregate;

(r) any Contract for the sale of any of the Assets or any part of the Business with a value in excess of $150,000, other than sales of Inventories to customers of the Business in the Ordinary Course;

(s) any Contract with any Person providing importing, exporting, and/or customs broker services to the Target Entity.

True, accurate and complete copies of all Material Contracts, or where those Material Contracts are oral, true, accurate and complete summaries of their terms, have been provided to the Purchaser.

(24) No Default Under Material Contracts. The Target Entity has performed all of the material obligations required to be performed by it under each Material Contract. The Target Entity is not in default, or to the Vendor's knowledge alleged to be in default in any material respect under any of the Material Contracts. Each of the Material Contracts is in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a material default under any such Material Contract. To the knowledge of the Vendors, there is no dispute between the Target Entity and any other party under any Material Contract. Except as set out in Schedule 5.2(24), none of the Material Contracts contain terms under which the execution or performance of this Agreement and the consummation of the Transactions would give any party thereto the right to terminate or adversely change the terms of that Material Contract.

(25) Financial Statements. Except as set out in Schedule 5.2(25), each of the Financial Statements present fairly, in all material respects, the financial position of the Target Entity as at the dates therein, and the results of its operations and its cash flows for the years then ended in accordance with GAAP and applied on a basis consistent with that of the preceding periods, except as otherwise stated therein or, in the case of the Subsequent Financial Statements, for the absence of cash flows, notes (which if presented would not differ materially from those presented in the latest audited Annual Financial Statements) and of normal year-end adjustments required by GAAP, in each case, none of which alone or in the aggregate would be material to the business, financial condition or operating results of the Target Entity.

(26) Non-Arm's Length Transactions.

(a) Except as set out in Schedule 5.2(26), the Target Entity has not made any payment or loan to, or borrowed any money from or is otherwise indebted to, any Related Party.

(b) Except as set out in Schedule 5.2(26), to the knowledge of the Vendors no Related Party:

(i) owns, directly or indirectly, any interest in (except for Equity Interests representing less than five per cent of the outstanding Equity Interests of any class or series of any publicly traded company), or is an officer or director of any Person which is, or is engaged in business as, a competitor of the Business or the Target Entity;

(ii) owns, directly or indirectly, in whole or in part, any of the Leased Real Property;

(iii) provides any goods or services to the Target Entity; or

(iv) has any cause of action or other claim whatsoever against, or owes any amount to, the Target Entity.

(c) Except as set out in Schedule 5.2(26), all transactions between the Target Entity and any Related Party have been disclosed in the Financial Statements and were entered into and performed in compliance with GAAP and Applicable Laws.

(27) Accounts Receivable. All Accounts Receivable have been incurred in the Ordinary Course and are shown on the financial Books and Records. Subject to the allowance for doubtful accounts reflected on the financial Books and Records in accordance with GAAP, to the Vendors' knowledge, all Accounts Receivable are collectible at their full face value in the Ordinary Course without set-off or counterclaim. The Target Entity has used commercially reasonable efforts to collect all Accounts Receivable. None of the Accounts Receivable are due from any Related Party.

(28) Inventories. The level of Inventories of the Business have been maintained at such amounts as are required for the operation of the Business in the Ordinary Course.

(29) Undisclosed Liabilities. Except (i) as disclosed in Schedule 5.2(29), (ii) as specifically reserved against or specifically reflected in the Financial Statements, or (iii) incurred by the Target Entity after the date of the Annual Financial Statements in the Ordinary Course and reflected in the Books and Records, the Target Entity has (x) no liabilities, obligations, indebtedness or commitments of any nature (including whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reserved against or reflected in a balance sheet or disclosed in the accompanying notes thereto, or (y) guaranteed the liabilities of third Persons of the kinds referred to in paragraphs (a) to (i) of the definition of "Indebtedness" set out at Section 1.1(95).

(30) Books and Records. The Target Entity has disclosed the existence of and made available for review by the Purchaser all of its Books and Records. All Books and Records have been fully, accurately and properly kept and completed in all material respects. The system of internal accounting controls is sufficient to provide reasonable assurances that transactions are executed in accordance with management's general or specific authorization and that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets.

(31) Bank Accounts. Schedule 5.2(31) is a true, accurate and complete list of the accounts and safety deposit boxes of the Target Entity and sets out the name of each bank, trust company or similar institution in which the Target Entity has accounts or safety deposit boxes, the number or designation of each such account and safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto.

(32) Corporate Records. The minute books of the Target Entity contain true, accurate and complete, in all material respects, records of all of its Constating Documents and meetings or resolutions of the holders of Equity Interests of the Target Entity, the Target Entity's board of directors and all committees thereof. The certificates representing Equity Interests of the Target Entity, to the extent applicable, registers of holders of Equity Interests of the Target Entity, directors and officers, securities register and register of transfer of the Target Entity are true, accurate and complete in all material respects. True, accurate and complete copies of the minute books, including the Constating Documents and other organizational documents, of the Target Entity have been provided to the Purchaser.

(33) Absence of Changes. Since the date of the Annual Financial Statements, except as set out in Schedule 5.2(33), the Target Entity has carried on the Business and conducted its operations and affairs only in the Ordinary Course and the Target Entity has not:

(a) made or suffered any Target Material Adverse Effect;

(b) suffered any material damage, destruction or loss (whether or not covered by insurance) affecting the Assets;

(c) incurred any material liability, obligation, indebtedness or commitment (whether accrued, absolute, contingent or otherwise, and whether due or to become due), other than unsecured current liabilities, obligations, indebtedness and commitments incurred in the Ordinary Course;

(d) directly or indirectly declared, set aside for payment or paid any dividend or made any other payment or distribution on or with respect to any of the issued and outstanding Equity Interests of the Target Entity or redeemed, repurchased, retired or otherwise acquired, directly or indirectly, any of the issued and outstanding Equity Interests of the Target Entity;

(e) granted any registration rights in respect of the Target Shares;

(f) sold, disposed of or revalued any material Asset reflected on the balance sheet forming part of the Annual Financial Statements of the Target Entity, other than in the Ordinary Course;

(g) made any write-down of the value of any Inventories or made any write-off as uncollectible of any Accounts Receivable or any portion thereof in amounts exceeding $900,000 in the aggregate;

(h) cancelled any debts or claims or made any amendment, termination or waiver of any rights of value to the Target Entity in amounts exceeding $500,000 in the aggregate;

(i) hired or made any offer to hire, or executed any employment Contract with, any officer or employee of the Target Entity who earns aggregate compensation in excess of $150,000 in any 12-month period, or made any loan to, or engaged in any transaction with, any Representative or contractor of the Target Entity who earns aggregate compensation in excess of $150,000 in any 12-month period or established or adopted any Employee Plan or entered into any Contract in respect of any Employee Plan;

(j) made any capital expenditures or commitments for the purchase, construction or improvement of any capital assets in excess of $2,000,000 individually or $8,000,000 in the aggregate;

(k) entered into any Contract in respect of the forward purchase of any property or assets other than in the Ordinary Course;

(l) entered into any Contract in respect of the forward sales of any Assets other than in the Ordinary Course;

(m) made any change in the accounting, costing or Tax payments or other practices followed by the Target Entity, except as required by GAAP or Applicable Law;

(n) made any change adopted by the Target Entity in its depreciation or amortization policies or rates, except as required by GAAP or Applicable Law;

(o) made any change in the payment terms with any contractor or Material Supplier in respect of any Accounts Payable other than in the Ordinary Course;

(p) terminated, cancelled, or received any notice of a request for termination or cancellation of any Material Contract or any Business Permit;

(q) failed to take any action which would entitle any party to any Material Contract to terminate or cancel such Material Contract;

(r) failed to take any action which would entitle any Governmental Authority to terminate or cancel any Business Permit; or

(s) authorized or agreed to or otherwise committed to do any of the foregoing.

(34) Taxes.

(a) The Target Entity has filed or caused to be filed with the appropriate Governmental Authority, within the times and in the manner prescribed by Applicable Law, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete in all material respects and such Tax Returns reflect accurately all material liability for Taxes of the Target Entity for the periods covered thereby. True, accurate and complete copies of all Tax Returns filed by the Target Entity in respect of the last four completed taxation years and all working papers and all communications to or from all Governmental Authorities relating to such Tax Returns and to Taxes of the Target Entity for such taxation years have been provided to the Purchaser.

(b) The Target Entity has paid all material Taxes (including instalments) which are due and payable under Applicable Law within the time required by Applicable Law, and each has paid all assessments and reassessments it has received in respect of Taxes. All assessments related to Taxes have been issued to the Target Entity for all taxation years or periods up to and including its taxation year ended as of the date of the Annual Financial Statements. Since the date of the Annual Financial Statements, the Target Entity has only incurred Tax liabilities in the Ordinary Course.

(c) The Target Entity has withheld and collected all amounts material required to be withheld or collected by it under Applicable Law on account of Taxes (including in respect of any of its present or former employees, officers and directors or any Person that is a non-resident of Canada for purposes of the Tax Act), and has remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any Applicable Law.

(d) There are no audits, reassessments or other Proceedings in progress or, to the knowledge of the Vendors, threatened against the Target Entity, in respect of any Taxes and, in particular, there are no currently outstanding reassessments or written enquiries which have been issued or raised by any Governmental Authority relating to any such Taxes. No Governmental Authority has challenged or disputed a filing position taken by the Target Entity in any Tax Return which challenge or dispute remains outstanding or unresolved. No notices of determination of loss from any Governmental Authority to the Target Entity have been requested by or issued to the Target Entity. The Target Entity has never requested, received or entered into any advance Tax rulings or advance pricing agreements from or with any Governmental Authority.

(e) There are no agreements, waivers or other arrangements with any Governmental Authority extending the statutory period providing for an extension of time with respect to the issuance of any assessment or reassessment of Taxes, the filing of any Tax Return, or the payment of any Taxes by or in respect of the Target Entity. The Target Entity is not a party to any agreements or undertakings with respect to Taxes whereby the Target Entity assumes any Tax obligations of another Person, and the Target Entity has not made any elections, designations or similar filings with respect to Taxes that have an effect for any period ending after the date of this Agreement. The Target Entity is not and will not become liable for any Taxes of another Person pursuant to section 160 of the Tax Act.

(f) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Target Entity and any Person that is (i) a non-resident of Canada for purposes of the Tax Act, and (ii) not dealing at Arm's Length with the Target Entity for purposes of the Tax Act, do not differ from those that would have been made between Persons dealing at Arm's Length for purposes of the Tax Act. The Target Entity has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act with respect to all material transactions between it and any non-resident of Canada with whom it was not dealing at Arm's Length for purposes of the Tax Act.

(g) The Target Entity is a taxable Canadian corporation that is a "Canadian-controlled private corporation" and is not (and has never been) a "substantive CCPC", both as defined in the Tax Act.

(h) The Target Entity will not be required to include in a Post-Closing Tax Period any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a Pre-Closing Tax Period) attributable to (i) reserves, deductions or credits claimed for Tax purposes in a Pre-Closing Tax Period and added back into income for Tax purposes in such Post-Closing Tax Period, or (ii) income that accrued, or that was required to be reported for financial accounting purposes in a Pre-Closing Tax Period but that was not included in taxable income for that or another Pre-Closing Tax Period.

(i) None of sections 15, 17 or 80 to 80.04 (inclusive) of the Tax Act has applied or will apply to the Target Entity at any time up to and including the date of this Agreement. The Target Entity does not have any unpaid amounts that may be required to be included in income under section 78 of the Tax Act for a taxation year ending after the date of this Agreement.

(j) The Target Entity has not made an "excessive eligible dividend election" as defined in subsection 89(1) of the Tax Act in respect of any dividend paid or deemed by any provision of the Tax Act to have been paid on any class of Equity Interests of the Target Entity. The Target Entity has not made an election under subsection 83(2) of the Tax Act in respect of a dividend the amount of which exceeds the amount in its "capital dividend account" as defined in subsection 89(1) of the Tax Act at the time of such election.

(k) The Target Entity has never been required to file any Tax Returns with or liable to pay or remit Taxes to, any Governmental Authority outside Canada. No claim has ever been made by a Governmental Authority in respect of Taxes in a jurisdiction where the Target Entity does not file Tax Returns that the Target Entity is or may be subject to Tax by that jurisdiction. The Target Entity has never had any (i) place of management, (ii) branch, (iii) office, (iv) place of business, (v) operations or employees, (vi) agent with binding authority or (vii) any other activities, in each case that gives rise to a permanent establishment, taxable presence, or nexus in any country or state other than the jurisdiction in which the Target Entity is incorporated, continued or organized.

(l) Schedule 5.2(34) sets out the registration number of the Target Entity under the ETA in respect of GST/HST, under the Excise Act, 2001 in respect of Excise Duties, and each provincial Tax statute in respect of provincial retail sales tax that the Target Entity is required to be registered under. Except for the jurisdictions set out in Schedule 5.2(34), the Target Entity is not required to be registered under any federal or provincial Tax statutes in respect of GST/HST, Excise Duties or Taxes and provincial retail sales taxes. All input tax credits, input tax refunds, rebates or refunds claimed by the Target Entity pursuant to the ETA, the Excise Act, 2001 and each provincial Tax statute in respect of GST/HST, Excise Duties and provincial retail sales tax that the Target Entity is required to be registered under have been proper, correctly calculated and documented in accordance with the requirements of the ETA, the Excise Act, 2001 and such provincial Tax statute (as applicable). The Target Entity has collected, reported, paid and remitted when due all Taxes, including GST/HST, Excise Duties and provincial retail sales taxes, collectible, payable or remittable prior to the date of this Agreement.

(m) The Target Entity has not undertaken any "reportable transactions" for purposes of section 237.3 of the Tax Act (as proposed to be amended) or "notifiable transactions" (as designated by the Minister of National Revenue on November 1, 2023) for purposes of proposed section 237.4 of the Tax Act. To the extent applicable, the Target Entity has fully complied with the provisions of Title II of Book X.2 of Part I (Mandatory Disclosure) of the Taxation Act (Québec).

(n) Except for the Canada Emergency Wage Subsidy and the Canada Emergency Rent Subsidy, the Target Entity has not claimed, applied for and/or received any COVID-19 Relief. The Target Entity has not claimed any COVID-19 Relief made available by any Governmental Authority to which it was not entitled and no such COVID-19 Relief would be required to be repaid by it, whether in whole or in part, to any Governmental Authority after the date of this Agreement. All Books and Records and other filings required to validly claim or substantiate any such COVID-19 Relief claimed have been fully and completely prepared and (where necessary) timely filed with the relevant Governmental Authority.

 For greater certainty and except with regard to Section 5.2(34)(h) hereof, no representation or warranty is made in this Section 5.2(34) in respect of any Taxes for, or the amount, availability or use of any Tax attributes (including, without limiting the generality of the foregoing, losses, resource and other pools, capital cost and undepreciated capital cost, paid-up capital, balances and investment tax and other credits) in, any period (or portion thereof) that commences on or after the Closing Date.

(35) Personal Information.

(a) The Business currently complies with, and has at all times complied with, all Privacy Requirements in all material respects.

(b) The Target Entity has obtained all consents required for its collection, use, disclosure, processing, retention and/or storage of the Personal Information from individuals to whom such Personal Information relates or, where such Approval are obtained from a third party, the Target Entity has verified that the third party has the consent of the individual to whom the information relates to disclose the Personal Information to the Target Entity for its purposes.

(c) The collection, use, disclosure, processing, retention and/or storage of Personal Information by the Target Entity is and has always been within the scope of the consent provided by the individual to whom the Personal Information relates.

(d) The Target Entity has corrected all untrue, inaccurate and/or incomplete Personal Information of which it has been notified by the individual to whom the Personal Information relates upon proof of such inaccuracy.

(e) The Target Entity has a written privacy policy that accurately summarizes the practices and procedures of the Target Entity relating to privacy matters and a true, accurate and complete copy of which has been provided to the Purchaser.

(f) There have been no inquires or pending complaints by any Person regarding Personal Information practices of the Target Entity, and to the knowledge of the Vendors, no event has occurred that would reasonably be expected to give rise to such inquiry or complaint.

(g) The Target Entity has not received any communication from any Governmental Authority with respect to issues involving the collection, use, disclosure, processing, retention, storage and/or destruction of Personal Information by the Target Entity, including any claims of unauthorized access or disclosure of such Personal Information.

(h) No complaint against the Target Entity alleging non-compliance with any Privacy Requirement has been found by any Governmental Authority to have occurred, and no Order has been made against the Target Entity by any Governmental Authority based on any finding of non-compliance with any Privacy Requirement.

(i) To the knowledge of the Vendors, the Personal Information has not been subject to any loss, theft or unauthorized disclosure or access while under the control of the Target Entity or any service provider acting on behalf of the Target Entity.

(j) The Target Entity has maintained and implemented a comprehensive information security program including cybersecurity measures and documented policies that: (i) comply with Privacy Requirements and are consistent with current industry standards and practices of other comparable Canadian businesses; (ii) identify internal and external risks to the security of any proprietary or confidential information in the Target Entity's control or possession, including Personal Information; (iii) monitor and protect Personal Information and all IT Systems against any unauthorized collection, use, or disclosure, or corruption; (iv) implement, monitor, and maintain appropriate, adequate and effective administrative, organizational, technical, and physical safeguards to control the risks described above in (ii) and (iii); (v) assess the data security practices, programs and risks; and (vi) maintain incident response and notification procedures in compliance with applicable Privacy Requirements, including in the case of any breach of security compromising Personal Information, the whole in accordance with Privacy Laws in all material respects.

(k) The Target Entity takes and has at all times taken all reasonable steps designed to ensure that any Personal Information collected or handled by authorized third parties acting on behalf of the Target Entity provides similar safeguards, in each case, in compliance with applicable Privacy Requirements and consistent with current industry standards. All service providers of the Target Entity to which the Target Entity has provided Personal Information have executed agreements pursuant to which they agree (i) to use and disclose such Personal Information only to provide services to the Target Entity; (ii) to process and store such Personal Information in jurisdictions permitted by Applicable Laws; (iii) to limit access to the Personal Information to employees and contractors who have a need to access such Personal Information in order to provide the services to the Target Entity and who are bound by a duty of confidentiality; (iv) to implement all appropriate physical, technical and organizational measures based on industry standards to protect Personal Information; and (v) to notify the Target Entity in the event of any unauthorized disclosure or access to or other misuse of such Personal Information.

(l) To the Vendors' knowledge, there is no deficiency in the Target Entity's cybersecurity measures or policies that could reasonably result in a loss of data or a breach of security of the Target Entity in any material respect. The Target Entity has performed security risk assessments that meet: (i) requirements to perform security assessments under any Privacy Requirements; and (ii) any obligations to perform security assessments set forth in any Contracts to which the Target Entity is a party (collectively, a "Security Risk Assessment"). The Target Entity has addressed and reasonably remediated all threats and deficiencies identified in each Security Risk Assessment.

(m) The completion of the Transaction will not result in a breach or violation of any Privacy Requirement by the Target Entity.

(n) The Target Entity has never filed a claim for coverage relating to any Privacy Requirements matter under any Insurance Policy.

(36) Ethical Practices. None of the Target Entity or its directors, officers, employees, contractors or agents has, in violation of any Applicable Law, directly or indirectly made or received any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to or from any Person, private or public, regardless of form, whether in money, property or services for or in respect of the Business (A) to obtain favourable treatment in securing business, (B) to pay for favourable treatment in business secured, or (C) to obtain special concessions or for special concessions already obtained for or in respect of the Business.

(37) Environmental.

(a) The Target Entity has been and is in compliance with all Environmental Laws in all material respects. Except as set out in Schedule 5.2(37), the Target Entity has not used or permitted to be used the Real Property other than in material compliance with Environmental Laws.

(b) The Target Entity holds all Environmental Permits required under Environmental Laws, including as required to conduct the Business. Each such Environmental Permit is valid, subsisting and in good standing, and the Target Entity is not in default or breach of any such Environmental Permit, and no proceeding is pending or threatened in relation to, and no grounds exist to revoke or limit or otherwise amend, any such Environmental Permit.

(c) To the knowledge of the Vendor, there are no underground storage tanks located on the Leased Real Property, otherwise than in compliance with Environmental Laws.

(d) The Target Entity has not received any written inquiry, notice or other communication of any kind in respect of any alleged non-compliance or other potential liability of the Target Entity pursuant to or relating to Environmental Laws, including in connection with a release, presence or migration of any Contaminants or the reporting or other disclosures of the same, and to the knowledge of the Vendor there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in such non-compliance or other potential liability, including in respect of any Leased Real Property.

(e) The Target Entity has not received any written notice of, nor been prosecuted for, an offence alleging non-compliance with any Environmental Laws, and the Target Entity has not settled any such allegation prior to prosecution.

(f) There are no outstanding Orders issued, or to the knowledge of the Vendor pending, under Environmental Laws relating to the Business or any of the Assets, and the Target Entity has not received written notice of any such Orders.

(g) The Target Entity has never caused or permitted the release, migration or discharge, in contravention of Environmental Laws, of any Contaminant on or from the Real Property or from a facility owned or operated by third parties but with respect to which the Target Entity is or may reasonably be alleged to have liability. No Lease imposes any remediation or other remedial obligation upon the Target Entity in connection with any contamination not caused by the Target Entity as tenant under such Lease.

(h) The Target Entity has never received any written notice that it is responsible or potentially responsible pursuant to or in relation to any Environmental Laws for any clean-up or corrective action in respect of a Contaminant at any real property which is owned or occupied by any Person (including the Leased Real Property) or in respect of any natural resource or feature.

(i) True, accurate and complete copies of all documents, certificates, disclosure documents, or reports, issued, filed or registered on title or with any Governmental Authority pursuant to Environmental Laws with respect to the Business or the Real Property have been provided to the Purchaser. True, accurate and complete copies of all environmental audits, site assessments, risk assessments, studies or tests relating to the Business or the Real Property that were commissioned by or for the Target Entity or that are in the possession or control of the Target Entity, have been provided to the Purchaser.

(38) No Expropriation. None of the Assets (including any part of the Leased Real Property) have been taken or expropriated by any Governmental Authority nor has any notice or Proceeding in respect thereof been given to or commenced against the Target Entity and, to the knowledge of the Vendors, there is not any intent or proposal to give any such notice or commence any such Proceeding.

(39) Employee Plans.

(a) Except as set out in Schedule 5.2(39), there are no deferred compensation, bonus, incentive, Equity Interest option or purchase, severance, termination pay, hospitalization or other medical benefit, life or other insurance, vision, dental, drug, employee life and health, sick leave, disability, salary continuation, vacation, supplemental unemployment benefits, profit sharing, mortgage assistance, employee loan, discount, assistance or counselling, pension or supplemental pension, retirement compensation, group registered retirement savings, deferred profit sharing, employee profit sharing, savings, retirement or supplemental retirement, and any other material perquisite, plan, program or arrangement, whether funded or unfunded, formal or informal, written or unwritten, including all policies with respect to holidays, sick leave, expense reimbursement, automobile allowances and rights to company-provided automobiles, that is maintained, contributed to or provided, or that is required to be maintained, contributed to or provided, by the Target Entity, or to which the Target Entity is a party, or bound by, or under which the Target Entity has any material liability or contingent liability, for the benefit of any of the current and former directors, officers, consultants, contractors or employees of the Target Entity and their beneficiaries or dependents, other than Statutory Plans (the "Employee Plans"). True, accurate and complete copies of all written Employee Plans and all material documents related to each Employee Plan have been provided to the Purchaser.

(b) The Target Entity has never sponsored, maintained, contributed to or has any liability with respect to: (i) a pension plan, (ii) a retirement compensation arrangement, or (iii) a multi-employer pension plan, all within the meaning of the Tax Act or Applicable Law, as the case may be. None of the Employee Plans contain, have never contained and do not include assets transferred from or in respect of a "defined benefit provision" as defined in section 147.1(1) of the Tax Act.

(c) Each of the Employee Plans, which purports to qualify as a particular type of plan under the Tax Act or which has or purports to have Tax-favoured treatment, meet all requirements in effect under the Tax Act for such qualification or treatment and comply with the provisions of the Tax Act and the administrative practices of the Canada Revenue Agency applicable to that type of plan or treatment. The employer match requirement for any Employee Plan that has an employer match component is based only on an employee's base salary and not on any other compensation with respect to such employee. No event has occurred respecting any Employee Plan which could reasonably be expected to adversely affect the Tax-favoured status of the Employee Plan or its qualification as a particular type of plan under the Tax Act.

(d) Each of the Employee Plans have been established, registered, administered and communicated in accordance with their terms and all Applicable Laws in all material respects. The Target Entity has made all contributions and paid all premiums, costs and benefits in respect of all Employee Plans in a timely fashion in accordance with Applicable Laws and the terms of each Employee Plan, and there are no outstanding defaults or violations thereunder. All liabilities of the Target Entity related to each of the Employee Plans have been fully and accurately disclosed in all material respects in the Books and Records. No commitments to improve, increase or otherwise amend any of the Employee Plans have been made by the Target Entity, nor is there any pattern of ad hoc benefit increases. No Employee Plan is subject to any retroactive adjustment of premiums, contributions or payments.

(e) Neither the Employee Plans nor the Target Entity provide or have agreed or promised to provide benefits beyond retirement or other termination of service to current and former directors, officers, employees or contractors and their respective beneficiaries or dependents. All material employee data necessary to administer the Employee Plans is, and will on Closing continue to be, in the possession of the Target Entity and in a form which is sufficient for the proper administration of the Employee Plans.

(f) Except as set out in Schedule 5.2(39), no employee of the Target Entity has entered into any written or verbal agreement with the Target Entity that would require the Target Entity to pay termination entitlements to such employee, other than as provided by Applicable Law.

(g) The Target Entity has satisfied all obligations prior to Closing in respect of each Statutory Plan in accordance with Applicable Laws and the terms of the applicable Statutory Plans and there are no outstanding defaults or violation thereunder.

(40) Labour and Employment Matters.

(a) Schedule 5.2(40) contains a true, accurate and complete list of the names of all Persons who are employees, agents or Independent Contractors of the Target Entity specifying for each such employee, agent or Independent Contractor: (i) the length of service, title, rate of salary, commission structure, vacation entitlement and eligibility and participation in each Employee Plan; (ii) any ongoing absence for any reason such as leave of absence, temporary lay off, insurance or workers' compensation, short-term disability, long-term disability or parental leave; and (iii) the amount of any advances made by the Target Entity to such employee, agent or Independent Contractor, including the amount of the initial advance, the balance outstanding as of the date of this Agreement and the repayment schedule. The Compensation Correspondence sets out the total amount of accrued and unpaid bonuses for all of the Target Entity's employees set out therein.

(b) The current personnel of the Target Entity is sufficient to operate the Business in the Ordinary Course. To the knowledge of the Vendors, all employees, agents or contractors of the Target Entity are legally permitted to work in Canada for the Business and will continue to be legally permitted to work in Canada for the Business following the consummation of the Transactions.  Except as set out in Schedule 5.2(40), the Target Entity does not have any Person working who is employed or engaged by temporary help agencies.

(c) True, accurate and complete copies of all written Contracts between the Target Entity and its employees, agents and Independent Contractors have been provided to the Purchaser. Written summaries of all material terms of any unwritten Contract between the Target Entity and its employees, agents or Independent Contractors, have been provided to the Purchaser.

(d) Each Independent Contractor has been properly classified as an independent contractor. The Target Entity has never received any notice from any Governmental Authority or any current or former independent contractor disputing their classification as an Independent Contractor and, to the knowledge of the Vendors, no facts exist which could give rise to any such notice. There are no current Claims against the Target Entity arising out of or relating to any misclassification of such Person as an Independent Contractor, including any Proceedings under Employment Laws. All current and former Independent Contractors of the Target Entity have been paid for all hours they are entitled to have been paid for, or any such payment is properly accrued in the books and records of the Target Entity. Except as set out in Schedule 5.2(40), the Target Entity does not engage any Independent Contractors.

(e) The Target Entity is in compliance with all Employment Laws in all material respects. Except as set out in Schedule 5.2(40), the Target Entity within the past 48 months              has not received notice of any complaint filed by any Governmental Authority, employee, agent or Independent Contractor of the Target Entity against the Target Entity claiming that the Target Entity has violated any Employment Laws in any material respects. All levies, assessments and penalties made against the Target Entity pursuant to any Employment Laws have been paid by the Target Entity and the Target Entity has never been reassessed under any such Employment Laws.

(f) The Target Entity is not and has never entered into or been, a party to, either directly or by operation of law, any collective agreement, letter of understanding or letter of intent with any trade union or association or organization that may qualify as a trade union or association, contingent or otherwise, which would cover any employee or dependent contractor of the Target Entity. The agents and Independent Contractors of the Target Entity are not subject to any collective agreement, letter of understanding or letter of intent with, and are not represented by, any trade union or association or organization that may qualify as a trade union or association.

(g) There are no labour disturbances, investigations or Proceedings pending or, to the knowledge of the Vendors, threatened, by any Governmental Authority or between the Target Entity and any of its employees or one or more parties representing any of those employees before any Governmental Authority.

(h) Except as set out in Schedule 5.2(40), no trade union or association or organization that may qualify as a trade union or association holds bargaining rights with respect to any employee or Independent Contractor of the Target Entity by way of certification, interim certification, voluntary recognition designation or successor rights.  No trade union or association or organization that may qualify as a trade union or association has applied to be certified as the bargaining agent of any employee or Independent Contractor of the Target Entity and no trade union or association or organization that may qualify as a trade union or association has applied to have the Target Entity declared a related or successor employer. The Target Entity has not conducted negotiations with respect to any future contracts with any trade union or association or organization that may qualify as a trade union or association.

(i) Except as set out in Schedule 5.2(40), to the knowledge of the Vendors, there are no organizational efforts currently being made, threatened by or on behalf of, any trade union or association or organization that may qualify as a trade union or association with respect to any of the employees of the Target Entity.

(j) The Target Entity has not experienced a work stoppage, strike, lock out or other labour disturbance within the past 48 months, and there is no work stoppage, strike, lock-out or other labour disturbance currently occurring or threatened.

(k) Except as set out in Schedule 5.2(40), the Target Entity has not paid nor will it be required to pay any bonus, fee, distribution, remuneration, overtime or other compensation to any Person (other than salaries, wages or bonuses paid or payable to employees, agents and Independent Contractors of the Target Entity in the Ordinary Course in accordance with current compensation levels and practices) as a result of the Transactions and each of the Ancillary Agreements.

(l) All accruals for unpaid vacation pay, premiums for employment and parental insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the Books and Records. The Target Entity has recorded all overtime hours that were worked by its employees and have paid or provided when due all overtime pay or paid time off in lieu thereof, in each case in accordance with Employment Laws. There are no accruals for vacation pay at the time of Closing.

(m) To the knowledge of the Vendors, no employee, agent or contractor of the Target Entity intends to resign, retire or terminate his, her or its engagement with the Target Entity, as the case may be, as a result of the Transactions and each of the Ancillary Agreements.

(n) There are no outstanding offers of employment or contractor agreements that are to start on or after the Agreement Date. The Target Entity has not engaged in temporary layoffs/furloughs in the past 24 months.

(o) All temporary help agencies that provided workers to the Target Entity, if any, in the past 24 months had, at the time such workers were provided, the licenses required by applicable employment standards legislation.

(41) Material Customers and Material Suppliers.

(a) Schedule 5.2(41) sets out a true, accurate and complete list of: (i) the suppliers of the Target Entity which collectively constitute 50% of the total amount paid by the Target Entity (or which are otherwise material to the Business) (each, a "Material Supplier") for calendar year 2023 and for the period from January 1, 2024 to the end of the month immediately preceding the date of this Agreement, and the aggregate amount that the Target Entity paid to each Material Supplier during each such period; and (ii) the customers of the Target Entity which have constituted 50% of the consolidated revenue of the Target Entity per annum (each, a "Material Customer") for calendar year 2023 and for the period from January 1, 2024 to the end of the month immediately preceding the date of this Agreement, and the aggregate amount that each Material Customer was invoiced during each such period. To the knowledge of the Vendors, no Material Customers or the Material Suppliers intends to materially modify their current relationship with the Target Entity immediately following Closing.

(b) During the 24-month period preceding the Agreement Date, the Target Entity has not received written notice, and to the knowledge of the Vendors, has not received oral notice, of any intention on the part of any Material Customer or any Material Supplier to cease doing business with the Target Entity. To the knowledge of the Vendors, there are no unresolved material disputes with any Material Customer or any Material Supplier.

(c) Schedule 5.2(41) sets out a true, accurate and complete list of: (i) all customers of the Business to which the Target Entity has made any loan in excess of $50,000 which has not been fully repaid and satisfied as of the date immediately preceding the date of this Agreement; and (ii) the amount of the initial payment or loan and the balance outstanding as of the date immediately preceding the date of this Agreement. True, accurate and complete copies of all written Contracts and other documents related to such payments or loans have been provided to the Purchaser.

(42) Product Warranties.

(a) True accurate and complete copies of the standard terms and conditions of sale for each of the products or services of the Business have been provided to the Purchaser. Except as required by Applicable Law or as set out in Schedule 5.2(42), no product, component or other item manufactured, sold, designed, produced, distributed, marketed or delivered by, or service rendered by or on behalf of, the Business is subject to any guarantee, warranty, or other indemnity obligation of the Target Entity, express or implied, beyond the listed standard terms and conditions.

(b) Except as set out in Schedule 5.2(42), to the knowledge of the Vendors, the Target Entity is not subject to any material liability or obligation, or allegation or demand which may result in a material liability or obligation, in respect of any product, component or other item manufactured, sold, designed, produced, distributed, marketed or delivered, or service rendered by the Business that is not fully and adequately covered by policies of insurance or by indemnity, contribution, cost sharing or similar agreements or arrangements by or with other Persons.

(c) Except as set out in Schedule 5.2(42), the Inventories : (i) are of a quality that satisfy, in all material respects, warranties given by the Target Entity in respect of such Inventories; (ii) are not subject to a voluntary recall by the Target Entity, by the manufacturer or distributor of the Inventories or any Governmental Authority, and to the knowledge of the Vendors, there is no threat of any such recall; and (iii) have been manufactured and produced in accordance, in all material respects with, and meet all material requirements of, Applicable Law, and meet the material specifications in all Contracts, with customers of the Target Entity relating to the sale of such products, in each case, except to the extent written off or written down to fair market value or for which adequate reserves have been established. No Inventories are held on a consignment basis from others. The level of Inventories on the Agreement date is consistent with the level of inventories that has been maintained in the operation of the Target Entity's business in the Ordinary Course. Except as set out in Schedule 5.2(42), during the last 3 years (x) there have been no material claims against the Target Entity pursuant to any product warranty or with respect to the production, distribution or sale of defective products or with respect to any failure to warn associated with the products and (y) there have been no recalls regarding any of the products produced, distributed or sold by the Target Entity and to the knowledge of the Vendors, there are no grounds for such recall.

(43) Trade Matters. The Target Entity is, and has been, in compliance in all material respects with all Applicable Laws with respect to trade, import and export control laws, trade embargoes, tariff, economic sanctions, and anti-boycott laws. The Target Entity has commercially reasonable controls to ensure compliance with any Applicable Laws pertaining to the export and import of goods, services, and technology.

(44) No Finder's Fees. None of the Target Entity or its Representatives has taken any action that would cause the Purchaser or the Target Entity to become liable to any claim for a brokerage commission, finder's fee or other similar arrangement in connection with the Transactions, other than the Transaction Expenses.

5.3 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to each of the Vendors as follows and acknowledges that each of the Vendors is relying on these representations and warranties in connection with its sale of the Target Shares owned by it, and that each of the Vendors would not sell its Target Shares without these representations and warranties:

(1) Organization and Subsistence. The Purchaser is a corporation duly incorporated and organized, and is validly subsisting in good standing, under the laws of the jurisdiction of its incorporation.

(2) Power and Authority. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to be executed and delivered by it and to perform its obligations hereunder and thereunder.

(3) Authorization. All necessary corporate action has been taken by the Purchaser or on its part to authorize the execution and delivery of this Agreement and each of the Ancillary Agreements to be executed and delivered by it and the performance of its obligations hereunder and thereunder.

(4) Enforceability. This Agreement has been duly executed and delivered by the Purchaser and (assuming due execution and delivery by the other Parties) is a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as that enforcement may be limited by the Enforceability Exceptions. Each of the Ancillary Agreements to be executed and delivered by the Purchaser will, assuming due execution and delivery by the other parties thereto, at Closing, be a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as that enforcement may be limited by the Enforceability Exceptions.

(5) Bankruptcy. The Purchaser is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving Order has been presented in respect of it. The Purchaser has not initiated any Proceeding with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of the Purchaser or any of its property or assets and no execution or distress has been levied on any of property or assets, nor have any Proceedings been commenced in connection with any of the foregoing.

(6) Absence of Conflict. The execution and delivery by the Purchaser of this Agreement and each of the Ancillary Agreements to be executed and/or delivered by it, the performance by the Purchaser of its obligations under this Agreement and each of the Ancillary Agreements to be executed and/or delivered by it and the completion of the Transactions will not (whether after the passage of time or notice or both) result in:

(a) the breach or violation of any of the provisions of, or constitute a default under, or give any Person the right to terminate, cancel, amend or renegotiate of, any material Contract to which the Purchaser is a party; and

(b) the breach or violation of any of the provisions of, or constitute a default under, any of the obligations of the Purchaser under:

(i) any provision of its Constating Documents or any resolution of its holders of Equity Interests, the Purchaser Board or any committee thereof;

(ii) any Order having jurisdiction over the Purchaser as of the Time of Closing; or

(iii) any Applicable Law.

(7) Required Approvals. There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any Permit or Approval from, any Person under Applicable Law, or any Contract or any Permit to which the Purchaser is a party or by which the Purchaser is bound or affected, as a condition to the lawful completion of the Transactions, other than such filings and approvals required for the issuance of the Consideration Shares and any Contingent Consideration Shares under applicable Securities Laws and the rules and policies of the TSX and Nasdaq.

(8) No Finder's Fees. Except as set out in Schedule 5.3(8), the Purchaser and the Representatives of the Purchaser have not taken any action that would cause any of the Vendors to become liable for any brokerage commission, finder's fee or other similar arrangement in connection with the Transactions.

(9) Capitalization. The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of preferred shares. As at December 4, 2024, there were: (a) 108,922,723 Purchaser Shares and 8,463,435 Class A preferred shares issued and outstanding, (b) options providing for the issuance of 2,691,336 Purchaser Shares upon the exercise thereof, (c) 4,450,500 warrants each providing for the opportunity to purchase one Purchaser Share upon the exercise thereof, (d) restricted share units providing for the issuance of 3,586,758 Purchaser Shares upon the vesting thereof, and (e) performance share units providing for the issuance of 1,969,690 Purchaser Shares upon the vesting thereof. Other than as disclosed in the Purchaser Public Disclosure Record, including, but not limited to applicable disclosure regarding the top-up rights granted to a wholly-owned subsidiary of British American Tobacco p.l.c., the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Purchaser Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other security other than any rights, agreements, arrangements or commitments. The Purchaser Shares are listed and posted for trading on the TSX and Nasdaq and, except for such listing and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any Securities Laws.

(10) Consideration Shares. The Consideration Shares will, when issued in accordance with the terms of this Agreement, be duly authorized, validly issued, fully-paid and non-assessable Purchaser Shares.

(11) Contingent Consideration Shares. The Contingent Consideration Shares will, if issued in accordance with the terms of this Agreement, be duly authorized, validly issued, fully-paid and non-assessable Purchaser Shares.

(12) Sufficiency of Funds. The Purchaser has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Cash Consideration Amount and consummate the Transaction.

(13) Reporting Issuer Status and Securities Laws Matters.  The Purchaser is a "reporting issuer" within the meaning of applicable Securities Laws in each of provinces and territories of Canada, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any Order preventing or suspending trading of any securities of the Purchaser.  The Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act.  The Purchaser is not in default of any material provision of applicable Securities Laws, U.S. Securities Laws or the rules and regulations of the TSX or Nasdaq. Trading in the Purchaser Shares on the TSX and Nasdaq is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws, U.S. Securities Laws or the rules and policies of the TSX or Nasdaq is in effect or ongoing or expected to be implemented or undertaken. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance, in all material respects, with applicable Securities Laws, U.S. Securities Laws and, where applicable, the rules and policies of the TSX and Nasdaq and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser has publicly disclosed in the Purchaser Public Disclosure Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management's discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws, U.S. Securities Laws and the rules and policies of the TSX and Nasdaq. The Purchaser has not filed any confidential material change report that at the date of this Agreement and at the Closing Date remains confidential. There are no outstanding or unresolved comments in comment letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record and neither the Purchaser nor any of the Purchaser Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX or Nasdaq.

(14) U.S. Securities Matters. The Purchaser is not registered, and is not required to be registered, as an "investment company" pursuant to the U.S. Investment Company Act.

(15) Purchaser Financial Statements. Each of the Purchaser Financial Statements:

(a) is true, accurate and complete in all material respects, except as disclosed in the Purchaser Public Disclosure Record;

(b) except as specifically noted, has been prepared in accordance with IFRS, applied on a basis consistent with that of the preceding periods;

(c) accurately discloses or reflects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and the results of the operations of the Purchaser, as at the dates thereof and for the periods covered thereby; and

(d) contains or reflects adequate provision for all liabilities, obligations, indebtedness or commitments of the Purchaser of any nature, whether absolute, contingent or otherwise, matured or unmatured, as at the date thereof if and to the extent required under IFRS.

(16) Undisclosed Liabilities. Except: (i) as specifically reserved against or specifically reflected in the Purchaser Financial Statements or the Purchaser Public Disclosure Record; or (ii) incurred by the Purchaser after the date of the Purchaser Annual Financial Statements in the Ordinary Course, the Purchaser has no liabilities, obligations, indebtedness or commitments of any nature (including whether accrued, absolute, contingent or otherwise) that would be required by IFRS to be reserved against or reflected in a balance sheet or disclosed in the accompanying notes thereto.

(17) Absence of Changes.  Since the date of the Purchaser Annual Financial Statements, except as disclosed in the Purchaser Public Disclosure Record or in connection with the Transactions, the Purchaser and its subsidiaries have carried on their respective businesses and conducted their respective operations and affairs only in the Ordinary Course and the Purchaser has not made or suffered any Purchaser Material Adverse Effect.

ARTICLE 6
COVENANTS

6.1 Books and Records.

The Purchaser covenants to preserve the Books and Records relating to periods up to Closing for not less than six years from the Closing Date or such longer period as is required by any Applicable Law, and will permit the Vendors and their Affiliates and their authorized Representatives reasonable access, during normal business hours and upon reasonable notice, thereto for the preparation or examination of a Vendors' or its Affiliates' Tax filings concerning the Business and the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Purchaser shall not be required to provide access or disclose information to the extent that such access or disclosure would (a) violate Applicable Law or other contractual confidentiality obligations, (b) jeopardize solicitor-client or other legal privilege or (c) expose such Party to risk of liability for disclosure of sensitive or personal information (provided that with respect to the foregoing clauses (a) to (c), the Purchaser shall use commercially reasonable efforts to provide the Vendors such access or make such disclosure (or as much of it as possible) in a manner that does not have such consequences).

6.2 Personal Information.

Following Closing, each of the Parties covenants and agrees to: (i) use and disclose the Transferred Personal Information under its control solely for the purposes for which the Transferred Personal Information was collected, permitted to be used or disclosed before Closing, (ii) protect the Transferred Personal Information by security safeguards appropriate to the sensitivity of such information, and (iii) give effect to any withdrawal of consent made in respect of the Transferred Personal Information.

6.3 Tax Matters.

(1) The Purchaser shall cause to be prepared all Tax Returns of the Target Entity that relate to taxation periods commencing before the Time of Closing and are not due for filing until after the Time of Closing (the "Purchaser Returns"). The Purchaser shall, and shall cause the Target Entity to, give the Vendors' Representative an opportunity to review and comment on those Purchaser Returns, by providing copies of the Purchaser Returns to the Vendors' Representative at least 15 Business Days (except for 10 Business Days in the case of GST/HST, provincial sales Tax, payroll and source deduction Taxes) before they are required by Applicable Law to be filed. Such Purchaser Returns shall be complete and accurate and, to the extent prepared prior to the final determination of the Purchase Price, shall be prepared on a basis consistent with the past practices and procedures of the Target Entity unless otherwise required by Applicable Law (the "Consistent Treatment"). For the avoidance of doubt, all Transaction Tax Deductions shall be taken into account on the Purchaser Returns to the maximum extent permitted by applicable Laws.

(2) The Purchaser shall, and shall cause the Target Entity to, provide to the Vendors' Representative all documents and information in the possession and control of the Target Entity and used by the Target Entity in the preparation of such Purchaser Returns that are reasonably requested by the Vendors' Representative at least 10 Business Days prior to the required filing deadline for such Purchaser Returns for the sole purpose of enabling the Vendors' Representative to review and comment on such Purchaser Returns. The Purchaser shall make all reasonable comments in respect of such Purchaser Returns received from the Vendors' Representative at least 5 days prior to the required filing deadline for such Purchaser Returns. If after consulting in good faith, the Purchaser and Vendors' Representative are unable to resolve any comments made by the Vendors' Representative with respect to a Purchaser Return, such Purchaser Return shall be referred to the Dispute Auditor for resolution, consistent with the Consistent Treatment. The fees and expenses of the Dispute Auditor shall be shared equally by the Vendors and Purchaser.

(3) Unless required under Applicable Law, none of the Purchaser or any Affiliate of the Purchaser shall (or shall cause or permit the Target Entity to) amend, refile or otherwise modify any Tax Return, make any Tax election relating in whole or in part to the Target Entity or voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns of the Target Entity with respect to (or that has an effect on) any Pre-Closing Tax Period without the prior written consent of the Vendors' Representative, acting reasonably.

(4) Other than Taxes which were specifically included as a liability in the calculation of Closing Net Working Capital or included in Closing Indebtedness: (i) the Vendors shall pay all Taxes due as reflected in the Purchaser Returns for the Target Entity for all Pre-Closing Tax Periods, and (ii) the Purchaser shall pay, or shall cause the Target Entity to pay, all Taxes due as reflected in the Purchaser Returns for the Target Entity for all Post-Closing Tax Periods.

(5) The Vendors and the Vendors' Representative shall forward to the Purchaser all written notifications and other written communications from any Governmental Authority received by the Vendors and/or the Vendors' Representative relating to Taxes of the Target Entity for all Pre-Closing Tax Periods, and shall promptly inform the Purchaser of any audit proposed to be undertaken and any adjustment proposed in writing to be made by any Governmental Authority in respect of Taxes for a Pre-Closing Tax Period. The Purchaser shall forward to the Vendors and the Vendors' Representative all written notifications and other written communications from any Governmental Authority received by the Purchaser or the Target Entity relating to Taxes of the Target Entity for all Pre-Closing Tax Periods, and shall promptly inform the Vendors and the Vendors' Representative of any audit proposed to be undertaken and any adjustment proposed in writing to be made by any Governmental Authority in respect of Taxes of the Target Entity for a Pre-Closing Tax Period.

(6) All Taxes of the Target Entity that relate to a Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period on the basis that the Straddle Period consisted of two (2) taxable periods, one that ended at the close of business on the day immediately before Closing Date and the other that began on the Closing Date, and such Taxes shall be allocated between such two (2) periods in the following manner: (a) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days of such Straddle Period up to and including the day immediately prior to the Closing Date and the denominator of which is the total number of days in such Straddle Period, and (b) in the case of any other Taxes (such as Taxes based upon or measured by net income or gain, activities, events, transfers or supplies), the amount of such Tax that is allocable to the portion of such Straddle Period that ends on the day immediately before the Closing Date shall be deemed to be equal to the amount that would be payable if the relevant Straddle Period had ended at the close of business on the day immediately before the Closing Date.

6.4 Transaction Bonuses and Other Payments.

(1) The Purchaser shall: (a) cause each Transaction Bonus, all accrued and unpaid bonuses for each of the Target Entity's employees, and the amounts payable in respect of the surrender of Options, in each case, to the individuals and in the amounts identified in the Compensation Correspondence, to be paid through the Target Entity's regular payroll, within 10 days following Closing, net of any Taxes required by Applicable Law to be deducted or withheld from such payment; (b) cause the Target Entity to withhold and remit applicable source deductions in respect of the amounts set out in (a) above; (c) cause the amounts set out in (a) above to be reflected in the Tax Returns of the Target Entity for the Pre-Closing Tax Period ending on the date prior to the Closing Date, in each case as required by Applicable Law.

(2) The Purchaser shall make the payments required to be made by it to the subject individual as required by the Severance Agreement, within 10 days of the Closing Date. For certainty, the amount payable pursuant to this Section 6.4(2) shall not be included in the Transaction Expenses, Closing Net Working Capital or otherwise have any impact on the Purchase Price.

ARTICLE 7
INDEMNIFICATION

7.1 Survival of Representations, Warranties and Covenants of the Vendors.

Subject to Section 7.6(2), the representations, warranties, covenants and other obligations of each of the Vendors contained in this Agreement survive Closing and continue for the benefit of the Purchaser notwithstanding the Closing, any investigation made by or on behalf of the Purchaser or any knowledge of the Purchaser as follows:

(a) the representations and warranties set out in Sections 5.1(1), 5.1(2), 5.1(3), 5.1(4), 5.1(5), 5.1(6), 5.1(7) and 5.1(10) (collectively, the "Vendor-Specific Fundamental Representations") and in Sections 5.2(1), 5.2(2), 5.2(3), 5.2(4), 5.2(5), 5.2(8), 5.2(10) and 5.2(44) (collectively, the "Vendors' Target Entity Fundamental Representations") survive Closing and continue in full force and effect without limitation of time;

(b) the representations and warranties set out in Sections 5.1(9), 5.2(9), 5.2(34), and 5.2(39)(c) (collectively, the "Tax Representations") survive Closing, and in respect of any particular Tax issue to which they relate for a particular period, shall continue in full force and effect until the 90th day following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Tax legislation in respect of that Tax issue and any taxation year to which those particular representations and warranties relate for such particular period could be validly issued under that Tax legislation to the Target Entity; except to the extent the Target Entity after the Closing Date files any waiver or other document extending that period without consent of the Vendors, in which case the applicable period will be deemed for purposes of this Agreement to have ended on the date that it would have otherwise ended but for such extension; and

(c) the remainder of the representations and warranties set out in Sections 5.1 and 5.2 survive Closing and continue in full force and effect until the date that is 18 months after the Closing Date.

7.2 Survival of the Representations, Warranties and Covenants of the Purchaser.

Subject to Section 7.6(2), the representations, warranties, covenants and other obligations of the Purchaser contained in this Agreement survive Closing and continue for the benefit of each of the Vendors notwithstanding the Closing, any investigation made by or on behalf of any of the Vendors or any knowledge of any of the Vendors as follows:

(a) the representations and warranties set out in Sections 5.3(1), 5.3(2), 5.3(3), 5.3(4), 5.3(5), 5.3(6)(b) and 5.3(8) (collectively, the "Purchaser's Fundamental Representations") survive Closing and continue in full force and effect without limitation of time; and

(b) the remainder of the representations and warranties set out in Section 5.3 survive Closing and continue in full force and effect until the date that is 18 months after the Closing Date.

7.3 Indemnification by the Vendors.

(1) Subject to Section 7.5 and the other provisions of this Article 7, each of the Vendors shall (severally and not jointly or jointly and severally with any other Vendor) indemnify and save harmless each of the Purchaser's Indemnified Parties for any and all Losses suffered or incurred, as a result of, arising from or in connection with:

(a) any inaccuracy in, or any breach of, any Vendor-Specific Fundamental Representations made by such Vendor in Section 5.1;

(b) any inaccuracy in, or any breach of, any representation or warranty made by such Vendor in Section 5.1, other than any Vendor-Specific Fundamental Representations; and

(c) any breach by such Vendor of any covenant, agreement or other obligation in this Agreement.

(2) Subject to Section 7.5 and the other provisions of this Article 7, each of the Vendors shall (severally and not jointly or jointly and severally with any other Vendor) indemnify and save harmless each of the Purchaser's Indemnified Parties for such Vendor's Pro Rata Share of any and all Losses suffered or incurred as a result of, arising from or in connection with:

(a) any inaccuracy in, or any breach of, any Vendor's Target Entity Fundamental Representations in Section 5.2;

(b) any inaccuracy in, or any breach of, any representation or warranty made by the Vendors in Section 5.2, other than Vendors' Target Entity Fundamental Representations;

(c) any Pre-Closing Taxes, except Pre-Closing Taxes which were specifically included as Indebtedness in the Closing Statements or taken into account in the determination of Closing Net Working Capital;

(d) any Transaction Expenses that were not paid pursuant to Section 2.7(3), except for such Transaction Expenses that were specifically included as such in the Closing Statements;

(e) any Closing Indebtedness that was not taken into account in the determination of the Purchase Price pursuant to Section 2.2(1)(h); and

(f) any matter set forth in Schedule 7.3(f) of the Disclosure Letter.

7.4 Indemnification by the Purchaser.

Subject to this Article 7, the Purchaser shall indemnify and save harmless the Vendors' Indemnified Parties for any and all Losses suffered or incurred, as a result of, arising from or in connection with:

(a) any inaccuracy in, or any breach of, any representation or warranty made by the Purchaser in Section 5.3; and

(b) any breach by the Purchaser of any covenant, agreement or other obligation contained in this Agreement.

7.5 Limitations on Indemnity.

(1) None of the Vendors shall have any obligation to indemnify any of the Purchaser's Indemnified Parties or make any payment for or in respect of any Losses pursuant to Section 7.3(1)(b), 7.3(2)(b) or 7.3(2)(f) (nor shall any amount be paid from the Indemnity Escrow Fund in respect of such Loss), unless the aggregate amount of all such Losses exceeds $375,000 (the "Indemnity Threshold"), after which only the amount of Losses in excess of the Indemnity Threshold may be recovered in accordance with Section 7.5(2). For certainty, the Indemnity Threshold does not apply to any other Losses for which the Vendors (or any of them) are required to indemnify the Purchaser's Indemnified Parties pursuant to this Agreement.

(2) The obligations of the Vendors to indemnify the Purchaser's Indemnified Parties for Losses pursuant to Section 7.3 are subject to the following limitations:

(a) Losses for which any Vendor is obligated to indemnify the Purchaser's Indemnified Parties in respect of Special Indemnity Matters shall be satisfied as follows:

(i) first, such Vendor's Pro Rata Share of the Loss shall be deducted from the Indemnity Escrow Fund, in accordance with the Escrow Agreement, until the Retention Amount has been reached;

(ii) second, from the then-remaining limit of coverage under the R&W Policy (if and to the extent coverage under the R&W Policy is available in respect of such Loss); and

(iii) third, such Vendor's remaining Pro Rata Share of the Loss shall be deducted from the Indemnity Escrow Fund, in accordance with the Escrow Agreement, until the Indemnity Escrow Fund has been exhausted.

For certainty, the Vendors shall have no further liability whatsoever in respect of Special Indemnity Matters once the Indemnity Escrow Fund has been exhausted.

(b) Losses for which the Vendors (or any of them) are obligated to indemnify the Purchaser's Indemnified Parties in respect of Section 7.3, other than Special Indemnity Matters, shall be satisfied: (i) first, from the Indemnity Escrow Fund, in accordance with the Escrow Agreement, until the Retention Amount has been reached; (ii) second, from the then-remaining limit of coverage under the R&W Policy (if and to the extent coverage under the R&W Policy is available in respect of such Loss); (iii) third, from the Indemnity Escrow Fund, in accordance with the Escrow Agreement, until the Indemnity Escrow Fund is exhausted, and (iv) fourth, from each Vendor to the extent of such Vendor's Pro Rata Share of such Losses.

(c) No Vendor shall be liable to pay, in respect of any indemnifiable Loss, more than its Pro Rata Share of that Loss, except that each Vendor shall be solely liable for the full amount of any Loss that is indemnifiable by such Vendor pursuant to Section 7.3(1) (and no other Vendor shall have any liability in respect of such Loss) and, for purposes of this ARTICLE 7, such Vendor's Pro Rata Share of any such Loss shall be deemed to be 100%.

(3) The limitations in Sections 7.5(1) and 7.5(2) shall not apply to Claims in respect of fraud or fraudulent misrepresentation by the Vendors.

(4) In no event shall the aggregate amount of Losses for which each Vendor is obligated to indemnify the Purchaser's Indemnified Parties pursuant to Section 7.3 or in respect of fraud or fraudulent misrepresentation, exceed such Vendor's Pro Rata Share of the Purchase Price.

(5) The Purchaser shall have no obligation to make any payment for Losses with respect to the matters described in Section 7.4(a), other than any Claim involving fraud or fraudulent misrepresentation by the Purchaser, unless the aggregate amount of all Losses exceeds the Indemnity Threshold, after which the full amount of all Losses in excess of the Indemnity Threshold may be recovered, up to an aggregate maximum equal to the Purchase Price.

(6) For the purpose of determining any inaccuracy of any representation or warranty contained in this Agreement and for the purpose of calculating Losses pursuant to this Agreement each of the representations and warranties made by any Party shall be deemed to have been made without the inclusion of or reference to limitations or qualifications as to materiality, knowledge and/or words and phrases of similar meaning or intent.

(7) The Purchaser's Indemnified Parties' right to indemnification and payment of Losses with respect to any Claim shall not be affected by any changes made by any of the Purchaser's Indemnified Parties' to the business, financial or Tax practices of the Target Entity following the Closing.

7.6 Notice of Claim.

(1) Subject to Section 7.6(2):

(a) none of the Purchaser's Indemnified Parties are entitled to indemnification pursuant to Section 7.3 unless the Purchaser has given an Indemnification Notice of the Claim pursuant to this Section 7.6 prior to: (i) in respect of Sections 7.3(1)(a), 7.3(1)(b), 7.3(2)(a) and 7.3(2)(b), the expiry of the relevant survival periods prescribed by Section 7.1; or (ii) in respect of Section 7.3 (other than Sections 7.3(1)(a), 7.3(1)(b), 7.3(2)(a) and 7.3(2)(b)), on the day which is 18 months following the Closing Date (and for clarity, this limitation does not apply to a breach of Tax Representations); and

(b) none of the Vendors' Indemnified Parties are entitled to indemnification pursuant to Section 7.4 unless the Vendors' Representative has given an Indemnification Notice of the Claim pursuant to this Section 7.6 prior to the expiry of the relevant survival period prescribed by Section 7.2.

(2) Section 7.6(1) will not apply to any Claim involving fraud or fraudulent misrepresentation by any of the Vendors or the Purchaser, as applicable.

(3) An Indemnified Party shall, promptly after becoming aware of any event, condition or occurrence that gives rise to any Claim, give an Indemnification Notice of such event, condition or occurrence to the Indemnifying Party's Representative. The Indemnification Notice will specify whether the Losses arise, or the potential Losses are expected to arise, as a result of a Direct Claim, a Third Party Claim or a Tax Contest, and will also specify (to the extent the information is available) the factual basis for the Claim and the amount of the Losses or potential Losses, if known.

(4) An Indemnified Party may deliver an Indemnification Notice to the Indemnifying Party's Representative in respect of a Claim for which the resulting Losses are contingent and not yet realized at the time of delivery of such Indemnification Notice.

(5) The delay in giving an Indemnification Notice to an Indemnifying Party's Representative does not relieve the Indemnifying Party of its obligations except and only to the extent of any prejudice directly caused to the Indemnifying Party by that delay.

(6) After delivery of an Indemnification Notice in accordance with the requirements of this Section 7.6, the liability of the Indemnifying Party in respect of the matters specifically set out in the applicable Indemnification Notice will continue in full force and effect until, as applicable, the final compromise or settlement between the Indemnifying Party's Representative and the Indemnified Party's Representative, or the final determination of or settlement with a Governmental Authority of competent jurisdiction of that Claim.

7.7 Third Party Claims.

(1) The Indemnifying Party has the right, by providing written notice to the applicable Indemnified Party's Representative not later than the earlier of: (i) 14 days after receipt of the Indemnification Notice, or (ii) at least 5 Business Days prior to the date that the Indemnified Party is required to respond to the Third Party Claim, to assume control of the defence, settlement, compromise or prosecution of the Third Party Claim; provided that if the named parties in any Third Party Claim include both the Indemnifying Party and the Indemnified Party, representation by the same counsel would, in the judgment of the Indemnified Party, still be appropriate notwithstanding any actual or potential differing interests between them (including the availability of different defences). Notwithstanding the foregoing, the Indemnifying Party shall not be permitted to assume control of the defence, settlement, compromise or prosecution of the Third Party Claim if (a) the Third Party Claim seeks any injunctive or other equitable relief; (b) there is a reasonable probability that such Third Party Claim would result in monetary damages or payments in excess of 100% of the amount for which the Indemnifying Party is obligated to indemnify the Indemnified Party pursuant to this ARTICLE 7; (c) such Third Party Claim involves criminal liability; (d) a Purchaser's Indemnified Party or the insurer is required to assume the control the negotiation, settlement or defence of such Third Party Claim pursuant to the R&W Policy; provided that (A) the Indemnifying Party shall be permitted to participate in the defence, settlement, compromise or prosecution of any such Third Party Claim and, (B) consent of the Indemnifying Party shall be required prior to the settlement or compromise of any claim that would require a payment to be made by the Indemnifying Party.

(2) On the assumption of control by the Indemnifying Party, it is conclusively established for purposes of this Agreement that the Third Party Claim is within the scope of, and is subject to, the indemnification pursuant to this Article 7, and:

(a) the Indemnifying Party will actively and diligently proceed with the defence, settlement, compromise or prosecution of the Third Party Claim at the Indemnifying Party's sole cost and expense, including the retaining of counsel reasonably satisfactory to the Indemnified Party's Representative;

(b) the Indemnifying Party will keep the Indemnified Party's Representative fully advised with respect to the defence, settlement, compromise or prosecution of the Third Party Claim (including supplying copies of all relevant documents promptly as they become available) and will arrange for its counsel to inform the Indemnified Party's Representative on a regular basis of the status of the Third Party Claim;

(c) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defence, settlement, compromise or prosecution of the Third Party Claim (provided the Indemnifying Party shall continue to control that defence, settlement, compromise or prosecution);

(d) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless consented to by the Indemnified Party's Representative (which consent may not be unreasonably or arbitrarily withheld, delayed or conditioned); and

(e) the Indemnifying Party will not settle or compromise any Taxes or Tax matter which may decrease the Tax assets or increase the Tax liabilities of the Indemnified Party for a Post-Closing Tax Period unless consented to by the Indemnified Party's Representative (which consent may not be unreasonably or arbitrarily withheld, delayed or conditioned).

(3) Provided all the conditions set forth in Section 7.7(1) are satisfied and the Indemnifying Party is not in breach of any of its obligations under Section 7.7(2), each of the Indemnified Party and its Indemnified Party's Representative will, at the expense of the Indemnifying Party, co-operate with the Indemnifying Party in respect of such Third Party Claim and use its reasonable efforts to make available to the Indemnifying Party all relevant information in its possession or under its control that is required by the Indemnifying Party to conduct the defence, settlement, compromise or prosecution  and will take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct the defence, settlement, compromise or prosecution, provided always that:

(a) no admission of fault may be made by or on behalf of the Purchaser or any of the Purchaser's Indemnified Parties without the prior written consent of the Purchaser; and

(b) no admission of fault may be made by or on behalf of any of the Vendors' Indemnified Parties without the prior written consent of such Vendors' Indemnified Party.

(4) If (i) the Indemnifying Party does not give the relevant Indemnified Party's Representative the notice provided in Section 7.7(1), (ii) any of the conditions in Section 7.7(1) are unsatisfied, or (iii) the Indemnifying Party breaches any of its obligations under Sections 7.7(2) or 7.7(3), the applicable Indemnified Party's Representative may assume control of the defence, settlement, compromise or prosecution of the Third Party Claim as in its sole discretion may appear advisable, and is entitled to retain counsel as in its sole discretion may appear advisable. Any compromise, settlement or determination of a Governmental Authority of competent jurisdiction of the Third Party Claim will be binding on the Indemnifying Party. The Indemnifying Party will, at its sole cost and expense, cooperate fully with the Indemnified Party and its Indemnified Party's Representative and use its best efforts to make available to the Indemnified Party and its Indemnified Party's Representative all relevant information in its possession or under its control and take such other steps as are, in the reasonable opinion of counsel for the Indemnified Party, necessary to enable the Indemnified Party to conduct the defence, settlement, compromise or prosecution of the Third Party Claim. The Indemnifying Party will reimburse the Indemnified Party and its Indemnified Party's Representative promptly and periodically for the costs of defending, settling, compromising or prosecuting such Third Party Claim (including legal fees and expenses), and will remain responsible for any Losses the Indemnified Party and its Indemnified Party's Representative may suffer resulting from, arising out of or relating to the Third Party Claim in accordance with this Article 7.

7.8 Tax Contests.

Notwithstanding anything else in this Agreement:

(1) If a Purchaser's Indemnified Party receives any audit inquiry, written proposal to assess or reassess, or any assessment, reassessment, appeal or notification of similar Proceedings (each, a "Tax Notice") with respect to Taxes of the Target Entity in respect of which a Claim may be made ("Indemnified Taxes"), the Purchaser shall promptly (but in any event within 10 Business Days of receipt) deliver a copy of the Tax Notice to the Vendors' Representative, together with all correspondence relating to, and any other documents received in respect of, such Tax Notice. The failure to give such notice shall not relieve the Vendors of the Tax indemnification obligations provided under this Agreement except to the extent that such failure prejudices the ability of the Vendors to defend a Tax Contest or otherwise exercise their rights under this Agreement.

(2) Subject to Section 7.8(4) with respect to audits, where a Tax Notice relates exclusively to a Pre-Closing Tax Period, provided that the Vendors' Representative has, after receiving written notification of a Tax Notice, and without acknowledging the validity of the Tax Notice or expressing any views on the merits of the positions taken by a relevant tax authority, unconditionally acknowledged in writing to the Vendors its obligation to indemnify the Purchaser's Indemnified Party in respect of such Taxes, and provided further that the Vendors have complied and continue to comply with their obligations under this Agreement, the Vendors' Representative shall, at the sole expense of the Vendors, have the exclusive authority to control any submissions in respect of such Tax Notice and any objection or appeal in respect of such Tax Notice (each, a "Tax Contest") and may make all decisions in connection with such Tax Contest, provided that the Vendors shall reimburse such Purchaser's Indemnified Parties' reasonable out-of-pocket expenses incurred as a result of such assumption (including any payment of Taxes required to pursue such objection or appeal). Without limiting the foregoing, the Vendors' Representative may pursue or forego any and all administrative appeals, Proceedings and conferences with any Governmental Authority with respect thereto, and may contest the Tax Contest in any permissible manner, provided that the Vendors' Representative may not settle any such Tax Contest without the prior written consent of the Purchaser which consent shall not be unreasonably be withheld, conditioned or delayed. The Purchaser shall be entitled to participate in such Tax Contest at its expense. Notwithstanding the foregoing, if the resolution of such Tax Contest which otherwise would have been exclusively controlled by the Vendors' Representative reasonably would be expected to increase the Taxes or other Losses of the Purchaser or any of its Affiliates for any Tax period ending on or after the Closing Date for which the Vendors are not obligated to indemnify the Purchaser's Indemnified Parties pursuant to this Agreement (taking into account the limitations on indemnification set forth in the Agreement), or reasonably would be expected to result in a Tax or Losses to the Purchaser or any of its Affiliates for which the Vendors are not obligated to indemnify a Purchaser's Indemnified Party pursuant to this Agreement (taking into account the limitations on indemnification set forth therein), then the Vendors' Representative and the Purchaser's Indemnified Party shall jointly control and participate in all Proceedings (and shall each bear one-half of the out-of-pocket expenses of such Proceedings) taken in respect of such Tax Contest and neither the Vendors' Representative nor the Purchaser's Indemnified Party shall settle any such Tax Contest without the prior written consent of the Vendors' Representative or the Purchaser, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed. The Vendors' Representative, when entitled to do so pursuant hereto, shall assume the investigation and control of a Tax Contest by providing the Purchaser with written notice of its election to do so within 15 Business Days of the receipt of the Tax Notice by the Vendors' Representative. If the Vendors' Representative fails to assume investigation and control of a Tax Contest in accordance with this Section 7.8, then the Vendors' Representative shall be deemed to have waived its right to control the Tax Contest and the Purchaser's Indemnified Parties shall have the right (without prejudice to its right to be indemnified for the Indemnified Taxes at issue) to settle and/or dispute the matter as it deems reasonable in its sole judgment.

(3) Subject to Section 7.8(4) with respect to audits, the Vendors' Representative and the Purchaser's Indemnified Parties shall jointly control and participate in all Proceedings taken in connection with (i) any Tax Contest relating to Taxes for any Straddle Period (and shall each bear one-half of the expenses of such Proceedings). Neither the Vendors' Representative nor the Purchaser's Indemnified Parties shall settle any such Tax Contest without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed.

(4) Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall control any audit of the Target Entity relating to Taxes of a Pre-Closing Tax Period of the Target Entity, and may not settle or resolve any such audit without the Vendors' Representative's consent (which consent will not be unreasonably withheld, conditioned or delayed). The Purchaser will keep the Vendors' Representative informed of the conduct and status of any such audit (and shall provide the Vendors' Representative with copies of any communications to or from any Governmental Authority relating specifically thereto), and in conducting any such audit Purchaser shall reasonably consider in good faith all input that is received from the Vendors' Representative on a timely basis. For this purpose, the term "audit" refers to any review or examination of a taxpayer's compliance with Tax matters by a Governmental Authority that generally results in a notice of assessment or re-assessment or similar determination being issued by such Governmental Authority, other than a court proceeding or a taxpayer-initiated administrative review of a previously-issued assessment or re-assessment.

7.9 Direct Claims.

Following receipt by an Indemnifying Party's Representative of an Indemnification Notice in respect of a Direct Claim, the Indemnifying Party has 30 days to make such investigation of the Direct Claim as is considered necessary or desirable. For the purpose of that investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied on by the Indemnified Party to substantiate the Direct Claim, together with such information in its possession that the Indemnifying Party may reasonably request. If the Indemnifying Party's Representative and the Indemnified Party's Representative agree at or prior to the expiry of this 30 day period (or prior to the expiry of any extension of this period agreed to by the Indemnifying Party's Representative and the Indemnified Party's Representative) as to the validity and amount of that Direct Claim, then the Indemnifying Party shall immediately pay to the Indemnified Party the amount as agreed to by the Parties of the Direct Claim, otherwise the Indemnified Party may refer the matter for resolution by a Governmental Authority of competent jurisdiction. Any determination of a Governmental Authority of competent jurisdiction of the Direct Claim will be binding on the Parties.

7.10 Indemnification Payments.

(1) A Loss shall become payable by an Indemnifying Party:

(a) in respect of a Third Party Claim upon the earlier of: (i) the date when the Third Party Claim is settled or compromised in accordance with the procedures set out in this Agreement, and (ii) the date of any final and non-appealable determination of the Third Party Claim by a Governmental Authority of competent jurisdiction;

(b) in respect of a Direct Claim upon the earlier of: (i) the date when the Indemnifying Party and the Indemnified Party agree as to the validity and amount of that Direct Claim and (ii) the date of any final and non-appealable determination of the Direct Claim by a Governmental Authority of competent jurisdiction;

(c) in respect of Taxes of the Target Entity that are the subject of a Tax Contest, upon the earlier of: (i) the date when the Tax Contest is settled or compromised and (ii) the date of any determination of the Tax Contest by a Governmental Authority of competent jurisdiction.

(2) An Indemnifying Party shall pay the amount of any Loss to the Indemnified Party's Representative within 5 Business Days of the date that such Loss becomes payable by such Indemnifying Party pursuant to Section 7.10(1), notwithstanding any right to appeal that the Indemnifying Party may have with respect to such Claim giving rise to such Loss.

(3) If a Governmental Authority of competent jurisdiction subsequently determines on final appeal of any Claim that the amount of any Loss in respect of such Claim (the "Final Loss") is less than the amount paid by an Indemnifying Party to the Indemnified Party's Representative pursuant to Section 7.10(2) (the "Initial Loss"), then within 5 Business Days of the date of such final determination, the Indemnified Party shall pay to the Indemnifying Party the difference between the Initial Loss and the Final Loss.

7.11 Provisions Relating to the Indemnity Escrow Amount.

(1) If the Indemnifying Party is any of the Vendors and the Loss is indemnifiable pursuant to Section 7.3, then within the 5 Business Day period set out in Section 7.10(2), the Purchaser and the Vendors' Representative shall deliver a joint, irrevocable and unconditional written direction to the Escrow Agent in accordance with the Escrow Agreement instructing the Escrow Agent to release to the Purchaser from the Indemnity Escrow Fund, (a) in the case of any Loss covered by the R&W Policy, the amount of any Loss that becomes payable by any of the Vendors pursuant to Section 7.10(1) up to the amount of the Retention Amount, or (b) in the case of any Loss not covered by the R&W Policy, the amount of any Loss payable by any of the Vendors pursuant to Section 7.10(1).

(2) If the Loss is covered by the R&W Policy and the Retention Amount has been reached, the Purchaser shall seek satisfaction of such Loss from the then-remaining limit of coverage under the R&W Policy (if any). If the Purchaser is unable to recover sufficient funds to satisfy such Loss as a consequence of the fact it has reached the limit of coverage under the R&W Policy, the Purchaser shall provide written notification to the Vendors' Representative of same and within a 5 Business Day period from the date of such notification, the Purchaser and the Vendors' Representative shall deliver a joint, irrevocable and unconditional written direction to the Escrow Agent in accordance with the Escrow Agreement instructing the Escrow Agent to release to the Purchaser from the Indemnity Escrow Fund, the then remaining amount of any such Loss payable by any of the Vendors pursuant to Section 7.10(1).

(3) On the date that is 12 months after the Closing Date, the Purchaser and the Vendors' Representative shall deliver a joint, irrevocable and unconditional written direction to the Escrow Agent in accordance with the Escrow Agreement instructing the Escrow Agent to release to the Vendors, in accordance with the Escrow Agreement, from the Indemnity Escrow Fund, an amount equal to 50% of the step down of the Retention Amount under the R&W Policy, or if such amount is in excess of the remaining balance of the Indemnity Escrow Fund, the remaining balance shall be released.

(4) On the date that is 18 months after the Closing Date, the Purchaser and the Vendors' Representative shall deliver a joint, irrevocable and unconditional written direction to the Escrow Agent in accordance with the Escrow Agreement instructing the Escrow Agent to release to the Vendors, in accordance with the Escrow Agreement, the balance of the Indemnity Escrow Fund that is not payable to the Purchaser in accordance with this ARTICLE 7. If any bona fide Claim to which the Vendors may be liable under this Agreement is not resolved as of such date, then the portion of the Indemnity Escrow Fund subject to such unresolved Claim shall not be released from escrow until such Claim is resolved and settled in accordance with this ARTICLE 7.

(5) The parties acknowledge and agree that each of the directions delivered in accordance with Sections 7.11(1), 7.11(2) and 7.11(3) may direct the release of cash, Escrow Shares, or a combination of cash and Escrow Shares from the Indemnity Escrow Account.  The parties agree that the amount required to be released under this ARTICLE 7 in each direction (the "Release Value") shall be apportioned between cash and Escrow Shares as follows: (a) an amount in cash equal to 50% of the Release Value; and (b) a number of Escrow Shares equal to: (A) 50% of the Release Value, divided by (B) the Current Market Price; provided that in the event the cash or Escrow Share balance of the Indemnity Escrow Account would be reduced to zero by the foregoing direction, the Release Value may be applied to the residual balance of cash or Escrow Shares, as applicable. If the foregoing would result in a fraction of an Escrow Share being released, the direction shall round down the number of Escrow Shares being released to the nearest whole-share.

(6) The amount of all Losses set-off and deducted from the Indemnity Escrow Amount and the amount of all other Losses paid by any of the Vendors as the Indemnifying Party will constitute a dollar-for-dollar decrease of the Purchase Price and the amount of all Losses paid by the Purchaser as the Indemnifying Party will constitute a dollar-for-dollar increase of the Purchase Price, in each case except to the extent inconsistent with Applicable Law.

7.12 Waiver.

The Indemnifying Party waives any right it may have to require an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other Person before claiming under the indemnity provided for in this Article 7. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing that indemnity.

7.13 Exclusivity.

(1) Except for any Claim involving fraud or fraudulent misrepresentation, the provisions of this Article 7 constitute the sole remedy available to the Parties in respect of any Claim for breach of any covenant, representation, warranty or other obligation or provision of this Agreement (other than a Claim for specific performance or injunctive relief) and in respect of any and all other indemnities provided in this Agreement.

(2) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the Parties and the express third party beneficiaries of this Agreement shall be entitled to equitable relief, without proof of actual damages, including an injunction or injunctions or Orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled under Applicable Law or in equity as a remedy for any such breach or threatened breach. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.13(2), and each Party (i) irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) agrees to cooperate fully in any attempt by the other Party or Parties in obtaining such equitable relief. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

7.14 Trust and Agency.

Each Party accepts each indemnity in favour of any of its respective Indemnified Parties that is not a Party as agent and trustee of that Indemnified Party and may enforce any such indemnity in favour of that Indemnified Party on behalf of that Indemnified Party.

7.15 One Recovery.

No Indemnified Party shall be entitled to double recovery of any Losses, even if such Losses may have resulted from the breach of more than one of the representations, warranties, covenants or obligations of an Indemnifying Party in this Agreement. None of the Purchaser's Indemnified Parties shall be entitled to recovery of any Losses to the extent, but only to the extent, that the amount of such Loss was specifically included in the calculation of Net Working Capital.

7.16 No Contribution from the Target Entity.

Notwithstanding anything in this Agreement to the contrary: (a) none of the Vendors shall have any right of indemnification, contribution or reimbursement from or remedy against the Target Entity, its Affiliates or any of its current and former officers, directors, employees, servants and agents and their successors and assigns as a result of any indemnification it is required to make under this ARTICLE 7; and (b) each of the Vendors hereby releases, waives and forever discharges any right to indemnification, contribution or reimbursement that it may have at any time against the Target Entity, its Affiliates and its current and former officers, directors, employees, servants and agents and their successors and assigns under or arising out of any Claim.

7.17 Mitigation.

Nothing in this Agreement in any way restricts or limits the general obligation under Applicable Law of an Indemnified Party to mitigate any Losses which it may suffer or incur which gives rise to any Claim for indemnity pursuant to Sections 7.3 and 7.4.

7.18 Insurance and Other Sources of Recovery.

(1) The Losses incurred by any Indemnified Party shall be net of any insurance or other prior or subsequent recoveries (including under or pursuant to the R&W Policy and any other insurance policy, indemnity or Contract pursuant to which or under which any Indemnified Party is a party or has rights) in connection with the facts giving rise to the Claim to which the Losses relate (each, a "Collateral Source") actually received by such Indemnified Party, less 50% of the amount of all reasonable out-of-pocket costs and expenses incurred by the Indemnified Party that are a direct result of recovering from any Collateral Source.

(2) Each Indemnified Party shall use commercially reasonable efforts to recover from all Collateral Sources the maximum portion of any Losses, provided that: (i) the Indemnified Party shall not be required to initiate litigation or other dispute resolution proceedings against any Person in connection therewith; and (ii) the Indemnifying Party shall not be entitled to condition, withhold, or delay its payment of any Losses otherwise payable to the Indemnified Party in accordance with this ARTICLE 7 on the basis of the pendency of any such recovery from any Collateral Source.

(3) If any Indemnified Party has recovered any Losses from any Collateral Source in connection with the facts giving rise to the Claim, then, subject to Section 7.5, the Indemnifying Party shall be liable for the amount by which the Losses in connection with the facts giving rise to the Claim exceeds the amounts actually recovered by such Indemnified Party from such Collateral Source. Subject to Section 7.18(2), if any Indemnified Party fails to use commercially reasonable efforts to recover from any Collateral Source the maximum portion of any Losses of such Indemnified Party, the Indemnifying Party shall not be required to indemnify such Indemnified Party for that portion of any Losses that could reasonably be expected to have been recovered by such Indemnified Party had such Indemnified Party used such commercially reasonable efforts to recover from such Collateral Source.

(4) Notwithstanding anything in this Agreement to the contrary, none of the limitations or exceptions set forth in this ARTICLE 7, including any survival periods with respect to the representations, warranties, covenants, agreements or obligations set forth herein, shall in any way limit or modify the ability of the Purchaser's Indemnified Parties to make claims under, or recover under, the R&W Policy. The Vendors further acknowledge and agree that the denial of any claim by any of the Purchaser's Indemnified Parties under the R&W Policy shall not be construed as, or used as evidence that, such Purchaser's Indemnified Party is not entitled to indemnification under this ARTICLE 7, subject to the limitations set forth in this ARTICLE 7.

7.19 Limitations Act.

This Agreement constitutes a "business agreement" under the Limitations Act, 2002 (Ontario) and to the extent that the provisions of this Agreement are found to be an agreement to vary or exclude, or suspend or extend, a limitation period prescribed under such legislation, that limitation period will be deemed to be varied or excluded, or suspended or extended, as the case may be, to the extent necessary to give full force and effect to the provisions of this Agreement.

ARTICLE 8
SHAREHOLDER RELEASE

8.1 Shareholder Release.

(1) Subject to Section 8.1(5), effective as of the Closing, each of the Vendors hereby releases and forever discharges the Target Entity and its Affiliates, and all of its current and former officers, directors, holders of Equity Interests, employees, servants and agents and their successors and assigns (collectively, the "Target Releasees"), to the extent permitted under Applicable Law, from any and all actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs and damages, whether absolute or contingent and of any nature whatsoever, at law or in equity, past, present or future, which such Vendor now has or ever had or hereafter may have, against any of the Target Releasees by reason of or arising out of any cause, matter or thing whatsoever related to the Vendor's capacity as a direct or indirect holder of Equity Interests of the Target Entity, up to the Time of Closing (collectively, the "Target Released Claims"). For certainty, nothing in this Section 8.1 shall be construed as a release of any actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs or damages by any of the Vendors in any other capacity, including as a director, officer or employee of the Target Entity.

(2) Each of the Vendors represents and warrants to the Purchaser that it has not filed or commenced any Proceeding with any Governmental Authority that relates in any way to the Target Released Claims and, subject to Section 8.1(5), each of the Vendors covenants and agrees with the Purchaser to never file or commence any such Proceeding.

(3) Subject to Section 8.1(5), each of the Vendors shall not file or commence any Proceeding, including third party Proceedings or cross-claims, against any Person with respect to any matters that have arisen between such Vendor and any of the Target Releasees up to the Closing Date pursuant to which any Proceeding could arise against any of the Target Releasees for contribution or indemnity or other relief in respect of any of the Target Released Claims.

(4) Each of the Vendors represents and warrants that it has not assigned to any Person any of the Target Released Claims.

(5) The Target Released Claims shall not include any rights which any of the Vendors may have under this Agreement and or Ancillary Agreement.

(6) Any Vendor that is owed a Shareholder Loan or that has an Affiliate that is owed a Shareholder Loan acknowledges and agrees on its own behalf and, as applicable, on behalf of its Affiliates, that such Shareholder Loan will be repaid in full on receipt of the payment contemplated in Section 2.7(2) in full satisfaction of such Shareholder Loan.

8.2 Target Entity Release.

(1) Subject to Section 8.1(5), effective as of the Closing, the Purchaser and its Affiliates which, for certainty, after Closing will include the Target Entity (together the "Purchaser Releasors") hereby release and forever discharge each Vendor and their respective successors and assigns (collectively, the "Vendor Releasees"), to the extent permitted under Applicable Law, from any and all actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs and damages, whether absolute or contingent and of any nature whatsoever, at law or in equity, past, present or future, which the Purchaser Releasors now has or ever had or hereafter may have, against any of the Vendor Releasees by reason of or in any way arising out of any cause, matter or thing whatsoever relating to the Vendors being holders of Equity Interests in the Target Entity, up to the Time of Closing (collectively, the "Vendor Released Claims").

(2) The Purchaser represents and warrants to the Vendors that none of the Purchaser or its Affiliates have filed or commenced any Proceeding with any Governmental Authority that relates in any way to the Vendor Released Claims and, subject to Section 8.1(5), the Purchaser covenants and agrees with the Vendors to not, and to cause the other Purchaser Releasors not to, file or commence any such Proceeding from the Time of Closing.

(3) Subject to Section 8.1(5), the Purchaser covenants and agrees that from the Time of Closing none of the Purchaser Releasors shall file or commence any Proceeding, including third party Proceedings or cross-claims, against any Person with respect to any matters that have arisen between the Purchaser or the Target Entity and any of the Vendor Releasees up to the Time of Closing pursuant to which any Proceeding could arise against any of the Vendor Releasees for contribution or indemnity or other relief in respect of any of the Vendor Released Claims.

(4) The Purchaser represents and warrants that the Purchaser Releasors (other than the Target Entity) have not assigned to any Person any of the Vendor Released Claims.

(5) The Vendor Released Claims shall not include any rights which the Purchaser Releasors may have under this Agreement, any Ancillary Agreement and Article 12 of the Shareholders' Agreement (insofar as any breach of Article 12 of the Shareholders' Agreement occurs after Closing).

ARTICLE 9
VENDORS' REPRESENTATIVE

9.1 Appointment of Vendors' Representative

(1) In order to administer efficiently the determination of certain matters under this Agreement, each of the Vendors designates and appoints the Vendors' Representative as its agent and attorney for all purposes under or in connection with this Agreement and the transactions contemplated by this Agreement. The Vendors' Representative is authorized to do as follows:

(a) exercise any rights of the Vendor with respect to the Purchased Shares and in connection with this Agreement, the Ancillary Agreements and the Transactions;

(b) give and receive all notices and communications on behalf of such Vendor under this Agreement or any Ancillary Agreement or in connection with the Transactions;

(c) receive, execute, hold and deliver all agreements, documents, instruments, certificates and statements, on behalf of and in the name of the Vendor, to give effect to this Agreement and the Transactions;

(d) receive, or direct the payment and/or delivery of, all amounts payable or other consideration deliverable by the Purchaser to the Vendor under this Agreement, on behalf of such Vendor;

(e) receive service of process on behalf of Vendors in connection with any indemnification claims under this Agreement;

(f) take all actions and act on behalf of the Vendors in connection with finalization and settlement of the Closing Statements;

(g) make all decisions and take all actions relating to the rights, obligations and remedies of such Vendor under this Agreement, including to receive and make payments, to receive and send notices, to receive and deliver any service of process or other documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification on behalf of such Vendor, to defend against indemnification claims of the Purchaser's Indemnified Parties, and to negotiate, agree to, enter into settlements and compromises of, and comply with Orders of courts with respect to indemnification claims against such Vendor;

(h) amend, supplement or change this Agreement or waive any provision of this Agreement as long as any such amendment, supplement, change or waiver applies to each of the Vendors;

(i) take all actions as are necessary or appropriate in the judgment of the Vendors' Representative, acting reasonably, in connection with any of the foregoing, including retaining such counsel, accountants and other professional advisors as the Vendors' Representative reasonably deem necessary to assist the Vendors' Representative in the performance of its duties as the agent and attorney of such Vendor, but in each case, excluding any obligations of any Vendor under a Restrictive Covenant Agreement and/or Key Employee Employment Agreement, if applicable.

(2) The Vendors may remove and replace the Vendors' Representative by written notice executed by all of the Vendors (other than the affected Vendors' Representative) and delivered to the affected Vendors' Representative and the Purchaser.

(3) If the Vendors' Representative resigns, another representative designated and appointed by Vendors holding (or who formerly held) a majority of the Purchased Shares shall: (a) be identified by the Vendors to the Purchaser as soon as practicable after the resignation of the Vendors' Representative; (b) fill such vacancy; and (c) be deemed to be the Vendors' Representative for all purposes of this Agreement.

(4) Each Vendor shall, on a pro rata basis in accordance with its Pro Rata Share, pay or reimburse the Vendors' Representative for all costs and expenses incurred (including fees and expenses of counsel) in connection with its activities in its capacities as Vendors' Representative, including (a) the enforcement of this Agreement and any of the Ancillary Agreements and/or the protection or preservation of the rights of any of the Vendors and/or the Vendors' Representative against the Purchaser, or any of their respective assets, and (b) any amendment, supplement, change or waiver of any of the terms of this Agreement or any Ancillary Agreement (whether or not any such amendment, modification or waiver is signed or becomes effective). To facilitate the management and payment of any costs and expenses associated with this Agreement and the Transactions, a reserve fund (the "Reserve Fund") shall be established and managed by the Vendors' Representative. The Vendors' Representative shall be entitled to withdraw amounts from the Reserve Fund as necessary to cover any such costs and expenses and shall return and pay to the Vendors any amounts from the Reserve Fund that were not utilized by the Vendors' Representative for the purposes set forth in this Agreement. Such distribution shall occur at such time as the Vendors' Representative may determine, acting reasonably but in its sole discretion, that it is no longer necessary to retain funds in the Reserve Fund.

(5) A notice to or from the Vendors' Representative, in its capacity as the Vendors' Representative, shall constitute notice to or from each of the Vendors.

(6) The Purchaser may rely upon any decision, act, consent, notice or instruction of the Vendors' Representative as being the decision, act, consent, notice or instruction of all of the Vendors, without any requirement to conduct independent verification or other investigation.

(7) The Vendors shall indemnify and hold harmless the Vendors' Representative from and against all claims, losses, damages, reasonable costs, penalties, fines, costs and expenses (including expenses of the Vendors' Representative's legal counsel) which, without fraud, negligence, willful misconduct or bad faith on the part of the Vendors' Representative, may be paid, incurred or suffered by the Vendors' Representative by reason, or as a result, of the performance by a Vendors' Representative of its duties as the agent and attorney of the Vendors.

(8) The Vendors' Representative shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other document furnished to the Vendors' Representative in connection with the Transactions, not only as to its due execution, and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained therein which the Vendors' Representative in good faith believes to be genuine and what it purports to be.

(9) Each of the Vendors acknowledges and agrees that the Vendors' Representative is serving in that capacity solely for purposes of administrative convenience, and the Vendors' Representative is not personally liable in such capacity for any of the obligations of any Vendor under this Agreement, or any other documents or agreement referred to in this Agreement, and each of the Vendors agrees that it will not look to the personal assets of the Vendors' Representative for the satisfaction of any obligations to be performed or liabilities to be satisfied by any Vendor. The Vendors' Representative may consult with legal counsel, accountants and other experts selected by it and shall not be liable for any act done or omitted hereunder as Vendors' Representative while acting in good faith and in the exercise of their reasonable judgment. The Vendors' Representative shall not be deemed to be a trustee or other fiduciary of or on behalf of any Vendor or any other Person, and the Vendors' Representative shall not have any liability in the nature of a trustee or other fiduciary.

(10) The provisions of this Section 9.1 are independent and severable, shall constitute an irrevocable power of attorney, coupled with an interest and surviving death, granted by such Vendor to the Vendors' Representative and shall be binding upon the executors, heirs, legal representatives and successors of such Vendor.

ARTICLE 10
POST-CLOSING COVENANTS

10.1 Documentation.

(1) The Purchaser shall preserve all those documents delivered to it by the Vendors pursuant to this Agreement in accordance with the Purchaser's document retention procedures as they may exist from time to time, or for such longer period as is required by Applicable Law. The Purchaser shall provide each of the Vendors and Vendors' Representative with reasonable access to those documents while they are in the Purchaser's possession or control solely to the extent that access is required by such Vendor or Vendors' Representative, as applicable, to perform its obligations under this Agreement or under Applicable Law, but the Purchaser shall not be responsible or liable to any of the Vendors or the Vendors' Representative for, or as a result of, any loss or destruction of or damage to any such documents and other data unless that destruction, loss or damage is caused by the Purchaser's gross negligence or wilful misconduct. Each of the Vendors and the Vendors' Representative shall be responsible for all reasonable out-of-pocket costs and expenses, incurred, directly or indirectly, by the Purchaser in connection with any access contemplated by this Section 10.1(1).

(2) Notwithstanding Section 10.1(1), each of the Vendors shall be entitled to retain copies of any documents or other data delivered to the Purchaser pursuant to this Agreement. Each of the Vendors shall retain any documents or data which relate to the Business and which are retained by such Vendor pursuant to this Section 10.1(2) in strict confidence and shall not use or otherwise disclose the data or information contained therein except in accordance with Section 11.1.

10.2 Data Room

On Closing, the Vendors shall deliver to the Purchaser a complete copy of the Data Room, as of 12:00pm on the day before the Closing Date.

10.3 Contingent Consideration Trigger Date.

Subject to the terms and conditions of this Agreement, during the Contingent Consideration Period, the Purchaser shall act in good faith and use its best efforts to monitor for the occurrence of an Contingent Consideration Trigger and upon such occurrence shall promptly notify the Vendors' Representative of same in accordance with Section 11.9.

10.4 Listing of Contingent Consideration Shares.

Subject to the terms and conditions of this Agreement, prior to the issuance of any Contingent Consideration Shares pursuant to Section 3.1, the Purchaser will file or cause to be filed with the Nasdaq all necessary documents and taking or causing to be taken all necessary steps to ensure that the Purchaser has obtained all necessary Approvals for the Contingent Consideration Shares to be listed on the Nasdaq.

ARTICLE 11
GENERAL

11.1 Confidentiality and Disclosure.

(1) A Party may only disclose Confidential Information of another Party to the extent that such disclosure is:

(a) made in response to a valid Order of a court of competent jurisdiction; provided, however, that such disclosing Party will, to the extent reasonably practicable, (i) first give written notice to the Party whose Confidential Information will be disclosed and given such other Party a reasonable opportunity to take appropriate action, and (ii) cooperate with such other Party as necessary to obtain an appropriate protective order or other protective remedy or treatment to such Confidential Information; provided, further, that in each case, the Confidential Information disclosed in response to such Order will be limited to that information which is legally required to be disclosed in response to such Order, as determined in good faith by the Party that is obligated to disclose Confidential Information pursuant to such Order;

(b) otherwise required to be disclosed by any Applicable Law to which the disclosing Party or any Affiliate thereof is subject; provided, however, that the disclosing Party that is so required will provide the Party whose Confidential Information will be disclosed with written notice of such disclosure reasonably in advance thereof to the extent reasonably practicable and, subject to compliance with Applicable Law, will take reasonable measures to assure confidential treatment of such information, including such measures as may be reasonably requested by the Party whose Confidential Information will be disclosed with respect to such Confidential Information; or

(c) made by such disclosing Party, in connection with the performance of this Agreement or the Ancillary Agreements, to such disclosing Party's Representatives, licensees, sublicensees, or lenders, or to other Persons, in each case on a need to know basis and solely to use such information for business purposes relevant to and permitted or required by this Agreement or the Ancillary Agreements, including to insurers, underwriters, brokers, advisors, legal counsel and other representatives in connection with the R&W Policy, and provided that (i) each such Person to whom such Confidential Information is disclosed is bound in writing to non-use and non-disclosure obligations substantially as protective as those set forth in this Agreement and (ii) the disclosing Party shall be liable for such Persons' non-compliance with such obligations.

(2) Notwithstanding Section 11.1(1), the Purchaser may disclose this Agreement on SEDAR+ in compliance with Applicable Law.

(3) Following the Closing, Confidential Information shall be deemed to include all information and know-how and any tangible embodiments thereof which may include data, knowledge, practices, processes, ideas, research plans, formulation or manufacturing processes and techniques, scientific, manufacturing, marketing and business plans, and financial and personnel matters relating to the Target Entity or to its present or future products, sales, contractors, suppliers, customers, employees, investors, partners or business that was known by any of the Vendors whether or not such information and know-how was already known to such Vendor and shall be not be disclosed by any of the Vendors except in accordance with Section 11.1(1).

11.2 Expenses.

Except as otherwise explicitly provided in this Agreement, each Party shall pay all expenses (including Taxes imposed on those expenses) it incurs in the authorization, negotiation, preparation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, bankers, investment bankers, brokers, accountants.

11.3 Entire Agreement; No Third Party Beneficiary.

This Agreement together with the Ancillary Agreements constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and the Ancillary Agreements and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically set out in this Agreement or the Ancillary Agreements, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the Ancillary Agreements or which induced any Party to enter into this Agreement or any Ancillary Agreements. Except as otherwise provided in Section 7.14, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. Except for the Purchaser's Indemnified Parties and the Vendors' Indemnified Parties, no Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any Proceeding. The Parties reserve their right to vary or rescind the rights granted by or under this Agreement to any Person who is not a Party at any time and in any way whatsoever, without notice to or Approval of that Person, including any Purchaser Indemnified Party and the Vendor Indemnified Party.

11.4 Amendment.

Except as otherwise provided in this Agreement, this Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each Party.

11.5 Non-Merger.

Except as otherwise provided in this Agreement, the covenants, representations and warranties set out in this Agreement do not merge but survive Closing and, notwithstanding such Closing or any investigation by or on behalf of a Party, continue in full force and effect. Closing does not prejudice any right of one Party against another Party in respect of any remedy in connection with anything done or omitted to be done under this Agreement.

11.6 Waiver of Rights.

Any waiver of, or Approval to depart from, the requirements of any provision of this Agreement is effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement operates as a waiver of that right. No single or partial exercise of any such right precludes any other or further exercise of that right or the exercise of any other right.

11.7 Governing Law; Attornment.

This Agreement is governed by, and interpreted and enforced in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario, excluding the choice of law rules of the Province of Ontario.

11.8 Jurisdiction.

The Parties irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the province of Ontario sitting in Toronto in respect of all disputes arising out of, or in connection with, this Agreement, or in respect of any legal relationship associated with it or derived from it.

11.9 Notices.

(1) Any notice, direction or other communication (in this Section 11.9, a "notice") required or permitted to be given to a Party pursuant to this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via email, provided the computer record indicates a full and successful transmission or no failure message is generated, (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, as follows:

(a) in the case of the Purchaser, at:

Organigram Holdings Inc.

1400-145 King Street West

Toronto, Ontario, M5H 1J8

Attention:  [redacted - personal information]
Email:  [redacted - personal information]

with a copy to:

Borden Ladner Gervais LLP

Bay Adelaide Centre, East Tower

22 Adelaide Street West

Toronto, Ontario, M5H 4E3

Attention:  [redacted - personal information]
Email:  [redacted - personal information]

(b) in the case of any of the Vendors and/or the Vendors' Representative, at:

[redacted - personal information]

Attention: [redacted - personal information]
Email:  [redacted - personal information]

with a copy to:

Davies Ward Phillips & Vineberg LLP

155 Wellington St W
Toronto, ON M5V 3J7

Attention: [redacted - personal information]/ [redacted - personal information]
Email:  [redacted - personal information]/ [redacted - personal information]

(2) Any Party may change its address for service from time to time by notice given to the other Parties in accordance with the foregoing provisions.

11.10 Assignment; Enurement.

(1) No Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement to any Person.

(2) This Agreement is binding upon and enures to the benefit of the Parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns (as applicable).

11.11 Further Assurances.

Each Party shall promptly do, execute, deliver or cause to be done, executed or delivered all further acts, documents and matters in connection with this Agreement that any other Party may reasonably require, for the purposes of giving effect to this Agreement.

11.12 Severability.

If any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision will be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement.

11.13 Counterparts and Electronic Delivery.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement. This Agreement and all Ancillary Agreements, including any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an "Electronic Delivery"), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party or any party to any Ancillary Agreement shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature, this Agreement or any Ancillary Agreement transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each Party forever irrevocably waives any such defense, except to the extent such defense related to lack of authenticity.

[signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

ORGANIGRAM HOLDINGS INC.

Per:	(Signed) "Beena Goldenberg"
Name: Beena Goldenberg
Title: Chief Executive Officer

Per:	(Signed) "Greg Guyatt"
Name: Greg Guyatt
Title: Chief Financial Officer

(Signed) [redacted - personal information]
[redacted - personal information], solely in his capacity as the Vendors' Representative

(Signed) [by each Vendor listed on Exhibit A - redacted - personal information]
Name: [redacted - personal information] Title: [redacted - personal information]

[signature page to the share purchase agreement]

EXHIBIT A

Vendors and Target Shares

[redacted - personal information]

EXHIBIT B

Accounting Principles

[redacted - commercially sensitive information]